

Notice of 2016 Annual Meeting and Proxy Statement

HECLA MINING COMPANY
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408
208-769-4100



NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2016 Annual Meeting of Shareholders ("Annual Meeting") of Hecla Mining Company ("we," "our," "us," "Hecla," or the "Company") will be held in the Eric A. Johnston Auditorium at the Northwest Museum of Arts & Culture, located at 2316 W. 1st Avenue, Spokane, Washington, on Thursday, May 19, 2016, at 10:00 a.m., Pacific Daylight Time, for the following purposes:

1. Elect three nominees to the Board of Directors, to serve for a three-year term or until their respective successors are elected;

2. Approve amendments to the Company's Certificate of Incorporation and Bylaws to remove certain 80% supermajority voting provisions;

3. Approve amendments to the Company's Certificate of Incorporation and Bylaws to permit shareholders, under certain circumstances, to call special meetings of shareholders;

4. Ratify the Audit Committee's appointment of BDO USA, LLP as our independent registered public accounting firm for 2016;

5. Approve, on an advisory basis, the compensation of our named executive officers; and

6. Transact such other business as may properly come before the meeting.

The Board of Directors ("Board") has fixed the close of business on March 23, 2016 as the record date for the determination of shareholders entitled to notice of, and to vote, at the Annual Meeting and at any adjournment or postponement thereof ("Record Date").

On or about April 4, 2016, we began mailing our shareholders of record as of the Record Date, either a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement and our 2015 Annual Report ("Proxy Materials") online, or a printed copy of these Proxy Materials.

By Order of the Board of Directors

Michael B White

Michael B. White
Corporate Secretary

April 4, 2016

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 19, 2016. This Proxy Statement and Annual Report are available at http://www.hecla-mining.com

---

A MESSAGE FROM YOUR CHAIRMAN



Your Board is committed to fulfilling its duties and to keeping the interests of our shareholders and employees at the center of our priorities.

Ted Crumley,
Chairman

Dear Fellow Shareholder:

It is the responsibility of the Board to maintain sound corporate governance practices and to oversee the Company's strategic and operational activities in a manner that protects and creates long-term shareholder value. Your Board is committed to fulfilling these duties and to keeping the interests of our shareholders and employees at the center of our priorities.

Corporate Strategy

We are also committed to the Company's strategic approach to creating shareholder value - consistent, long-lived production that increases and improves over time. This means we need long-life assets to profit from higher metals prices, strong geological understanding to increase reserves, and operating expertise to reduce costs and lower risks.

As the Company weathers the current decline of metals prices, our strong financial position should enable us to continue to grow the Company, and we are confident that we are well positioned to create long-term shareholder value.

Governance

The Board, directly and through its Corporate Governance and Directors' Nominating Committee, seeks to maintain corporate governance practices that are aligned with our strategic financial and operational goals. We do this by conducting processes at least annually to evaluate, optimize and update governance and practice guidelines.

Shareholder Outreach

The Board places great value on the feedback it receives from our current and potential shareholders, particularly with respect to our executive compensation program, as we believe in maintaining a high level of transparency in that area. One of the primary sources of feedback is through our shareholder outreach efforts pursuant to which we elicit the viewpoints of large shareholders and certain proxy advisory firms. In part because of the feedback we have received through our shareholder outreach efforts, we have implemented certain changes in our executive compensation program. We believe those changes helped us obtain a favorable vote of 83% on our say-on-pay proposal in 2015, which was 30% more favorable than our 2013 say-on-pay vote.

Our shareholder outreach program also seeks to identify corporate governance matters that are of concern to our shareholders, as well as the major proxy advisory firms.

During our shareholder outreach in 2015, two corporate governance issues were discussed with our shareholders: (i) the ability of shareholders to call special meetings, and (ii) the 80% supermajority voting requirement on certain amendments to our Certificate of Incorporation and Bylaws impacting special meetings. At our 2014 Annual Meeting, we asked shareholders to vote on a proposal to amend our Certificate of Incorporation and Bylaws to permit shareholders to call special meetings. Under our Certificate of Incorporation, this change required the approval by holders of 80% of our outstanding shares of common stock, yet we only received approval from 41%. We are again including this proposal on the ballot for the Annual Meeting. In addition, we are including another proposal to amend our Certificate of Incorporation and Bylaws to change the required approval of amendments to the Certificate of Incorporation and Bylaws relating to the calling of special meetings from 80% to a two-thirds voting standard.

Board Composition

In December 2015, we were saddened to announce the passing of John H. Bowles, a director of the Company. John served on the Board of Hecla for over nine years following his retirement as a partner at PricewaterhouseCoopers LLP. He chaired the Audit Committee, and was also a member of the Executive Committee and Health, Safety, Environmental and Technical Committee. He leaves a long, distinguished legacy in our industry and as a member of our Board for which we are eternally grateful.

Shareholders continue to express a genuine and legitimate interest in finding effective ways to ensure that boards of directors are comprised of the right people, with the right skills and qualifications, to effectively represent their interests. The issue of Board composition and refreshment is a priority of our shareholders, and we agree that refreshing the Board with new perspectives and new ideas is critical to a well-functioning Board. Accordingly, we have been actively pursuing new members.

In seeking new directors, the Board is also very conscious of the benefits of diversity on the Board. We have sought and continue to seek qualified candidates that would enhance our Board's diversity.

Your participation and your votes are important to the future of our Company. We encourage you to vote your shares in accordance with the Board's recommendations. Details of the items to be voted upon are provided throughout this Proxy Statement.

Ted Crumley
Chairman

A MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Persistence, perspective, and position – These are the characteristics that will enable the Company to grow and evolve even more in the next century.

Phillips S. Baker, Jr.,
President and Chief Executive Officer



Dear Fellow Shareholder:

On behalf of your entire Board and the management team, I deeply appreciate your support and faith in our Company. I also want to express my gratitude to our Board for its guidance and support as we execute our strategy, which we expect to yield long-term shareholder value. To all our employees, please accept my appreciation for your readiness to adapt, your responsiveness, creativity and willingness to work together towards attaining that success.

Our Responsibility

At Hecla, our Integrated Corporate Responsibility Policy ("ICR") begins with the belief that a safe mine is a productive mine – each day, each shift, home safely. We will strive to guard the health and safety of our employees and the community. Second, we will be responsible environmental stewards and strive to minimize environmental effects during exploration, development and operations and then reclaim our projects to productive post-mining land uses. Third, we believe that by becoming responsive to

community needs, the Company builds trust and relationships that foster our social license to operate. This encompasses taking a mutually-beneficial approach to issues affecting the community, treating others with respect, and engaging in open and honest communication. Each of these aspects will be fully integrated into our business planning as they are considered key to our core business strategy and continued profitability.

Our Strategy and 2015 Accomplishments

Our simple strategy is to explore, develop and operate properties that have consistent, long-lived production that grows and whose margins improve over time.

Despite lower metals prices in 2015, we finished the year strongly, with the most silver and silver equivalent production in our history. The Company also for the 10th consecutive year grew silver reserves to the most in our history despite using lower price assumptions. We ended the year with $155 million of cash on the balance sheet, which was consistent with our

expectations and using our balance sheet strength to invest in expanding mine life and increasing production.

In 2015, our key achievements included the following:

- silver equivalent production of 37.5 million ounces, the highest in the Company's history;[1]

- silver production increased 5% to 11.6 million ounces, the highest in the Company's history, at a cash cost, after by-product credits, per silver ounce of $5.85;[2]

- gold production increased 1% to 189,327 ounces, with 127,891 ounces produced at Casa Berardi at an average cash cost, after by-product credits, per gold ounce of $772;[2]

- highest year-end proven and probable silver reserve levels in Company history for the 10th consecutive year despite using $14.50/oz. silver for the calculation. Gold reserves remained unchanged despite using $1,100/oz. for the calculation;

---

[1] 2015 silver equivalent calculation is based on the following prices: $15.70 for silver, $1,160 for gold, $0.81 for lead, and $0.88 for zinc.

[2] Cash cost, after by-product credits, per silver and gold ounce represents a non-GAAP measurement, a reconciliation of which to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measures, can be found in Appendix E under "Reconciliation of Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP)".

- committed a significant level of capital expenditures (including lease additions, capitalized interest, and other non-cash items) of approximately $160.7 million, including $60.0 million at Lucky Friday, $46.0 million at Greens Creek, $35.3 million at Casa Berardi, and $4.6 million at San Sebastian;

- performed exploration and pre-development activities during the year, drilling targets at our land packages in Alaska, Idaho, Quebec, and Mexico. Continued exploration success at our San Sebastian unit in Mexico which led to a return to production in 2015;

- acquired Revett Mining Company, giving us ownership of the Rock Creek project in northwestern Montana;

- operating cash flow of $106.4 million and adjusted EBITDA of $116.8 million;[3]

- made the decision to develop a mine at our San Sebastian unit in the third quarter of 2015 and commenced production there in the fourth quarter of 2015; and

- achieved the above milestones while ending the year with a cash balance of $155.2 million as of December 31, 2015.

Into the Future

2016 marks Hecla's 125th anniversary. We believe our strategy and accomplishments will give shareholders value in all price environments, both compared to peers and when metals prices increase, and for what we hope is another 125 years.

We sincerely hope you will be able to attend and participate in our Annual Meeting. We welcome the opportunity to meet with many of you and give you a firsthand report on our progress, as well as express our appreciation for your confidence and support.

Phillips S. Baker, Jr.
President and Chief Executive Officer

---

[3] Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) is a measurement that is a non-GAAP measurement. A reconciliation of this non-GAAP measure to net income (loss), the most comparable GAAP measure, can be found in Appendix E.

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
MAY 19, 2016

Table of Contents

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider and you should read the entire Proxy Statement before voting.

Proposal 1 – Election of Directors (page 9)

The Board and the Corporate Governance and Directors' Nominating Committee believe that the three director nominees (Crumley, Rogers and Stanley) possess the necessary qualifications to provide effective oversight of our business and quality advice and counsel to the Company's management.

☑ **The Board unanimously recommends a vote FOR each Director Nominee**

Director Nominees Recommended by the Board of Directors

Name	Age	Director Since	Experience/Qualification	Independent (Yes/No)	Committee Memberships	Other Current Public Directorships
Ted Crumley Board Chairman	71	1995	Former Executive Vice President and Chief Financial Officer of OfficeMax Incorporated	Yes	EC CC	None
Terry V. Rogers	69	2007	Former Senior Vice President and Chief Operating Officer of Cameco Corporation	Yes	HSET (Chair) AC CC EC	Centerra Gold Inc.
Charles B. Stanley	57	2007	Chief Executive Officer, President and Chairman of the Board of QEP Resources, Inc.	Yes	AC (Chair) HSET CG&DNC	QEP Resources, Inc.

Continuing Members of the Board

Name	Age	Director Since	Experience/Qualification	Independent (Yes/No)	Committee Memberships	Other Current Public Directorships
Term Ending at the 2017 Annual Meeting						
Phillips S. Baker, Jr.	56	2001	President and Chief Executive Officer of Hecla Mining Company	No	EC (Chair)	QEP Resources, Inc.
Dr. Anthony P. Taylor	74	2002	President, Chief Executive Officer and Director of Selex Resources Ltd.	Yes	CG&DNC (Chair) HSET CC	Caughlin Preschool Co.
George R. Johnson	67	2016	Former Senior Vice President of Operations of B2Gold Corporation	Yes	AC HSET	None
Term Ending at the 2018 Annual Meeting						
George R. Nethercutt, Jr.	71	2005	Chairman of The George Nethercutt Foundation and Of Counsel for Lee & Hayes PLLC	Yes	CC (Chair) CG&DNC	Washington Policy Center; ARCADIS Corporation; Juvenile Diabetes Research Foundation International
Stephen F. Ralbovsky	62	2016	Former Partner with PricewaterhouseCoopers LLP	Yes	AC CG&DNC	None

EC: Executive Committee
AC: Audit Committee
CC: Compensation Committee
CG&DNC: Corporate Governance and Directors' Nominating Committee
HSET: Health, Safety, Environmental and Technical Committee

Proposal 2 – Approval of Amendments to the Company's Certificate of Incorporation and Bylaws to Remove Certain 80% Supermajority Voting Provisions (page 25)

Our Certificate of Incorporation currently requires the approval of 80% of shares outstanding in order to make certain amendments to our Certificate of Incorporation and Bylaws affecting the ability to call special meetings of shareholders. This provision would be revised downward to a two-thirds vote requirement. If approved, the Company intends to take the remaining steps required to implement the proposed amendments.

☑ **The Board unanimously recommends a vote FOR this Proposal**

Proposal 3 – Approval of Amendments to the Company's Certificate of Incorporation and Bylaws, Under Certain Circumstances, to Permit Shareholders to Call Special Meetings of Shareholders (page 28)

We are seeking the approval of our shareholders to amend our Certificate of Incorporation and Bylaws to add a right permitting shareholders who have held at least 25% "net long position" in our outstanding common stock for at least 120 days to call special meetings of shareholders, subject to the conditions set forth in our Bylaws. Establishing a 25% "net long position" threshold for the right to call a special meeting would ensure that matters proposed for consideration have significant support among our shareholders. If approved, the Company intends to take the remaining steps required to implement the proposed amendments.

☑ **The Board unanimously recommends a vote FOR this Proposal**

Proposal 4 – Ratification of the Appointment of BDO USA, LLP as Independent Auditors (page 30)

The Audit Committee and the Board believe that the continued retention of BDO USA, LLP to serve as the independent registered public accounting firm for the calendar year ending December 31, 2016, is in the best interests of the Company and its shareholders. As a matter of good corporate governance, shareholders are being asked to ratify the Audit Committee's selection of the independent auditor.

☑ **The Board unanimously recommends a vote FOR this Proposal**

Proposal 5 – Advisory Vote to Approve Executive Compensation (page 76)

The Company seeks a non-binding advisory vote from its shareholders to approve the compensation of its named executive officers ("NEOs") as described in the Compensation Discussion and Analysis section beginning on page 33 and the compensation tables beginning on page 61. The Board values shareholders' opinions and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

☑ **The Board unanimously recommends a vote FOR this Proposal**

Governance Highlights

We are committed to good corporate governance practices and believe that Proposals 2 and 3 are in the best interests of our shareholders. We believe that it strengthens Board and management accountability and helps build public trust in the Company. In addition to Proposals 2 and 3 described on pages 25 and 28, the Corporate Governance and Related Matters section beginning on page 17 further describes our current governance framework, which includes the following highlights:

- ✓ 7 independent directors (we appointed two new directors to our Board in March 2016)
- ✓ Independent Chairman of the Board
- ✓ Regular executive sessions of independent directors
- ✓ Regular Board and committee self-evaluations
- ✓ Anti-hedging and anti-pledging policies
- ✓ Insider Trading Policy

- ✓ Independent Audit, Compensation and Corporate Governance and Directors' Nominating Committees
- ✓ Risk oversight by full Board and committees
- ✓ Active shareholder engagement
- ✓ Rigorous share ownership guidelines for NEOs and directors
- ✓ Clawback Policy (in 2015, we amended our incentive plans to include clawback provisions)

Shareholder Outreach

Over the last few years, we have undertaken significant shareholder outreach efforts in order to elicit and understand the concerns of our shareholders. In advance of our 2015 Annual Meeting, a management team (excluding NEOs) held one-on-one discussions with shareholders holding over 15% of the Company's common stock and obtained constructive feedback on our executive compensation program. The Compensation Committee, with assistance from management and its compensation consultant, considered the opinions and specific requests expressed during these meetings, as well as the analysis provided by proxy advisory firms. After implementing certain changes in 2014 and 2015, our 2015 say-on-pay vote received 83% support. The Compensation Committee believes the changes made in 2014 and 2015 impacted the vote because they were responsive to the feedback from investors and proxy advisory firms, and enhanced the performance orientation of our executive compensation program. The current frequency of shareholder advisory votes on executive compensation is every year.

Once again, in advance of our 2016 Annual Meeting, we engaged with our shareholders and others to seek their feedback. Our management team (excluding NEOs) again held one-on-one discussions with shareholders holding over 10% of the Company's common stock, as well as one-on-one discussions with the proxy advisory firms. The response was overwhelmingly supportive of the changes we made to our executive compensation program in 2014 and 2015. The results of this engagement and the Compensation Committee's ongoing efforts to ensure a strong alignment between executive pay and Company performance, led the committee to make no substantive changes to its executive compensation program. However, in December 2015, due to budget reductions for 2016, our Chief Executive Officer's ("CEO") base salary was reduced by 20%, and all other NEO's base salary was reduced by 10% effective through all of calendar year 2016. In addition, our Board's annual cash payments were reduced by 10% through all of calendar year 2016.

In addition to seeking input on our compensation practices, our shareholder outreach program seeks to identify corporate governance matters that are of concern primarily to our shareholders, but also to the major proxy advisory firms.

During our shareholder outreach in 2015, two corporate governance issues were discussed with our shareholders: (i) the ability of shareholders to call special meetings, and (ii) the 80% supermajority voting requirement on certain amendments to our Certificate of Incorporation and Bylaws impacting special meetings. At our 2014 Annual Meeting, we asked shareholders to vote on a proposal to amend our Certificate of Incorporation and Bylaws to permit shareholders, under certain circumstances, to call special meetings. Under our Certificate of Incorporation, this change required the approval by holders of 80% of our outstanding shares of common stock, yet we only received approval from 41%. We are again submitting this proposal at this year's Annual Meeting. In addition, we are adding another proposal to amend our Certificate of Incorporation and Bylaws to change the required approval of certain amendments to the Certificate of Incorporation and Bylaws relating to the ability to call a special meeting from 80% to a two-thirds voting standard.

Elements of CEO Pay Mix for 2015

CEO Total Direct Compensation for 2015 - $3,373,250



15% Performance-based Shares

15% Restricted Stock Units

26% Annual and Long-term Incentive (equity portion)

18% Base Salary

10% Annual Incentive (cash portion)

16% Long-term Incentive (cash portion)

✓ **2015 Base Salary** – $605,000 (no increase since 2013).

✓ **Annual Incentive Plan Payout** – $695,750 (115% of target). Paid 50% in cash and 50% in Hecla common stock.

✓ **Long-term Incentive Plan Payout** – $1,072,500. In February 2013, our CEO was awarded 8,250 units under our 2013-2015 Long-term Incentive Plan. For 2015, the plan paid out $130.00 per unit. Paid 50% in cash and 50% in Hecla common stock.

✓ **Restricted Stock Units** – In July 2015, our CEO was awarded 204,918 restricted stock units with a grant date fair value of $500,000 ($2.44 per share), subject to a three-year vesting schedule (one-third in June 2016, one-third in June 2017, and one-third in June 2018).

✓ **Performance-based Shares**: In July 2015, our CEO was awarded 204,918 performance-based shares with a grant date fair value of $500,000 ($2.44 per share), the ultimate value of which is based on our three-year TSR ranking in a peer group.

Key Compensation Actions Taken in 2015 and 2016

Below is a brief summary of actions taken by the Compensation Committee in 2015 and 2016. The compensation of our NEOs for 2015 is more fully described in the Compensation Discussion and Analysis section of this Proxy Statement, starting on page 33 and in the compensation tables starting on page 61.

Adoption of Clawback Provisions in our Incentive Plans (page 52). In February 2013, the Compensation Committee adopted a clawback policy with respect to incentive awards to executive officers. In December 2015, the Compensation Committee amended its incentive plans (Annual Incentive Plan, Long-term Incentive Plan, Key Employee Deferred Compensation Plan, and 2010 Stock Incentive Plan) to each include a clawback provision.

Reduction in Base Salaries for the CEO and other NEOs (page 54). Effective January 1, 2016, the Compensation Committee approved base salary reductions for our NEOs. Our CEO's base salary was reduced by 20%, and all other NEOs' base salaries were reduced by 10%.

Reduction in Annual Cash Compensation for our Board (page 16). The Compensation Committee recommended and the Board approved a 10% reduction in our Board's annual cash compensation in 2016.

Annual Incentive Plan ("AIP") (page 43). For 2015, the quantitative corporate performance factors were divided proportionally into three factors: production (20%), adjusted EBITDA (20%) and cash (10%). For 2015, based on the assessment by the Compensation Committee of the Company's overall performance on both qualitative and quantitative measures under the AIP, the committee determined Company performance to be at 115% of target. The 115% was measured by quantitative achievement at 50%, qualitative achievement at 35%, and discretionary at 30%.

2013 – 2015 Long-term Incentive Plan ("LTIP") (page 47). The 2013-2015 LTIP has a maximum potential unit value of $300. The Compensation Committee assessed performance under the 2013-2015 LTIP as follows:

Performance Measure	Target	Actual Performance	% of Target	Value Earned Per Unit
Silver Reserve Growth	30.0 silver oz. added (millions)	25.4 silver oz. added (millions)	85%	$20.50
Production Growth	54.1 silver oz. (millions)	59.2 silver oz. (millions)	109%	$43.50
Cash Flow	$848.49 cash flow (millions)	$884.98 cash flow (millions)	104%	$31.50
Total Shareholder Return	50% Hecla ranking vs. peers	69.2% Hecla ranking vs. peers	138%	$34.50
#4 Shaft Completion	Shaft Completed by 2/15/16	10/26/16 completion date	0%	**No Payout**
Total Earned Per Unit				**$130.00**

During the three-year period, performance in production, cash flow generation, and Total Shareholder Return ("TSR") exceeded the target, and silver reserve growth exceeded the threshold, but was below target, and #4 Shaft completion was below the threshold. As a result, with a range in potential value per unit of $0 to $300, in February 2016, the Compensation Committee determined that the total 2013-2015 LTIP payout was $130.00 per unit. The Compensation Committee further approved payout of the LTIP awards to be 50% in cash and 50% in Hecla common stock issued under the 2010 Stock Incentive Plan.

2015 Summary Compensation and Realized Compensation

Set forth below is the 2015 compensation for each NEO as determined under Securities and Exchange Commission ("SEC") rules. Total compensation, as reported in the Summary Compensation Table and calculated under SEC rules, includes several items that are driven by accounting and actuarial assumptions. Accordingly, it is not necessarily reflective of the compensation our NEOs actually realized in 2015. To supplement that disclosure we have added the "W-2/T4 Realized Comp." column to the right of the table below to compare our NEOs' 2015 compensation as determined under SEC rules with W-2/T4 income for 2015, which is the federally taxable compensation our NEOs received in 2015 inclusive of vested stock and exercised stock options, if any.

This supplemental table is not designed to replace the Summary Compensation Table found on page 61, but rather to provide additional, supplemental compensation disclosure.

2015 Summary Compensation and Realized Compensation

Name and Principal Position	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	SEC Total ($)	SEC Total Without Change in Pension Value ($)	W-2/T4 Realized Comp.[1] ($)
Phillips S. Baker, Jr. *President and CEO*	605,000	1,727,174	1,768,250	599,477	15,900	4,715,801	4,116,324	2,777,810
James A. Sabala *Senior Vice President and CFO*	380,000	583,700	822,000	174,075	15,900	1,975,675	1,801,600	1,585,582
Lawrence P. Radford *Senior Vice President – Operations*	380,000	556,694	890,000	105,114	15,900	1,947,708	1,842,594	1,480,083
Dr. Dean W. A. McDonald *Senior Vice President – Exploration*	275,000	480,468	580,000	110,743	15,900	1,462,111	1,351,368	1,504,558[2]
David C. Sienko *Vice President – General Counsel*	250,000	289,933	397,000	36,365	15,900	989,198	952,833	900,897
Don Poirier *Former Vice President – Corporate Development*	226,000	314,950	401,500	82,950	15,900	1,041,300	958,350	1,036,902[2]

[1] The amounts reported in this column include 2015 salary, vested stock received in 2015, equity and cash portion of 2014 Annual Incentive, and equity and cash portion of 2012-2014 Long-term Incentive, which were paid in March 2015. Also includes performance shares that vested in 2015 for Mr. Baker.

[2] Dr. McDonald and Mr. Poirier's realized compensation is reflected in Canadian dollars as reported on their T4.

PROXY STATEMENT

Board of Directors Selection Process

Our current Bylaws require the Board to have not less than five nor more than nine members. The size of the Board may be increased or decreased within that range from time-to-time by resolution approved by the affirmative vote of a majority of the Board.

Identifying and Evaluating Nominees for Directors

General Principles and Procedures. The Corporate Governance and Directors' Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. The committee is responsible for ensuring that the composition of the Board accurately addresses the needs of our business. In the event vacancies are anticipated, or arise, the committee considers various potential candidates for director. Candidates may come to the attention of the committee through current Board members, professional search firms, shareholders or other persons. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The committee then determines the best qualified candidates based on the established criteria and recommends those candidates to the Board for election at the next annual meeting of shareholders (or sooner when appropriate).

We hold the view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, contributing to the Board's ability to work as a collective body, while giving us the benefit of familiarity and insight into our affairs that our directors have accumulated during their tenure. Accordingly, the process for identifying nominees reflects our practice of re-nominating incumbent directors who (i) continue to satisfy the committee's criteria for membership on the Board, (ii) the committee believes continue to make important contributions to the Board, and (iii) consent to continue their service on the Board.

The committee reviews annually with the Board the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by applicable laws and regulations.

Board members should possess such attributes and experience as are necessary for the Board as a whole to contain a broad range of personal characteristics, including diversity of backgrounds, management skills, mining, accounting, finance and business experience. Directors should be able to commit the requisite time for preparation and attendance at regularly scheduled Board and committee meetings, as well as be able to participate in other matters necessary to ensure good corporate governance is practiced.

In general, and as more fully outlined in our Bylaws and Corporate Governance Guidelines, in evaluating director candidates for election to our Board, the committee will: (i) consider if the candidate satisfies the minimum qualifications for director candidates as set forth in the Corporate Governance Guidelines; (ii) consider factors that are in the best interests of the Company and its shareholders, including the knowledge, experience, integrity and judgment of each candidate; (iii) consider the contribution of each candidate to the diversity of backgrounds, experience and competencies which the Board desires to have represented, with such diversity being considered among the other desirable attributes of the Board; (iv) assess the performance of an incumbent director during the preceding term; (v) consider each candidate's ability to devote sufficient time and effort to his or her duties as a director; (vi) consider a candidate's independence and willingness to consider all strategic proposals; (vii) consider any other criteria established by the Board and any core competencies or technical expertise necessary to manage and direct the affairs and business of the Company, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties; and (viii) determine whether there exists any special, countervailing considerations against nomination of the candidate.

Shareholder Nominees

The committee will consider persons recommended by shareholders as nominees for election as directors. Our Bylaws provide that any shareholder who is entitled to vote for the election of directors at a meeting called for such purpose may nominate persons for election to the Board by following the procedures set forth on page 87. Shareholders who wish to submit a proposed nominee to the committee should send written notice to the Corporate Governance and Directors' Nominating Committee Chairman, c/o Corporate Secretary, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, within the time period set forth on page 87. The notification should set forth all information relating to the nominee that is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Exchange Act, including the nominee's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected; the name and address of the shareholder or beneficial owner making the nomination or on whose behalf the nomination is being made; and the class and number of shares of stock of the Company owned beneficially and of record by such shareholder or beneficial owner. The committee will consider shareholder nominees on the same terms as nominees selected by the committee.

Regardless of how a candidate is brought to the committee, qualified candidates are subjected to one or more interviews with appropriate members of the Board. Chosen candidates are extended invitations to join the Board. If a candidate accepts, he or she is formally nominated.

Director Qualifications, Evaluation, and Nomination

The committee believes that nominees for election to the Board should also possess certain minimum qualifications and attributes. The nominee must: (i) exhibit strong personal integrity, character and ethics, and a commitment to ethical business and accounting practices; (ii) not be involved in ongoing litigation with the Company or be employed by an entity that is engaged in such litigation; and (iii) not be the subject of any ongoing criminal investigations in the jurisdiction of the United States or any state thereof, including investigations for fraud or financial misconduct. Our Bylaws and Corporate Governance Guidelines provide that directors will not be nominated for re-election after their 72nd birthday.

In connection with the director nominees who are up for re-election at the Annual Meeting, the committee also considered the nominees' roles in: (i) overseeing the Company's efforts in complying with its SEC disclosure requirements; (ii) assisting in improving the Company's internal controls and disclosure controls; (iii) assisting with the development of the strategic plan of the Company; and (iv) working with management to implement the strategic plan and mission statement. Directors are expected to exemplify high standards of personal and professional integrity and to constructively challenge management through their active participation and questioning.

In addition to fulfilling the above criteria, each nominee for election to the Board at the upcoming Annual Meeting brings a strong and unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas, including corporate governance, executive management, accounting, finance, mining, and board service. The committee has reviewed the nominees' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance.

Selection of New Directors in 2016

In December 2015, we were saddened to announce the passing of one of our directors, John H. Bowles. After Mr. Bowles' passing, we reduced the size of the Board to six. After many discussions with potential director candidates, and careful consideration, on March 1, 2016, the Corporate Governance and Directors' Nominating Committee recommended and the Board approved an increase in the size of the Board from six to eight and appointed two new directors to our Board.

Mr. Stephen F. Ralbovsky was appointed as a Class II director (standing for election in 2018), filling a vacancy created by the death of John H. Bowles. Mr. Ralbovsky is a certified public accountant and was a partner with PricewaterhouseCoopers, LLP from February 1987 until his retirement in June 2014. He has over 36 years' experience in taxation, auditing and accounting, where he specialized in the mining industry. The Corporate Governance and Directors' Nominating Committee and Board determined that Mr. Ralbovsky was independent under the New York Stock Exchange listing standards. The Board also appointed Mr. Ralbovsky to serve on the Audit Committee and the Corporate Governance and Directors' Nominating Committee.

Mr. George R. Johnson was appointed as a Class I director (standing for election in 2017), to fill a resulting vacancy when the Board increased the size of the Board from six to eight directors. Mr. Johnson is a mining engineer and most recently served as Senior Vice President of Operations at B2Gold Corporation from August 2009 until his retirement in May 2015. Mr. Johnson also held many positions with Hecla in the early 1980's through 1999 and is very familiar with the Company's operations. He has over 45 years of foreign and domestic experience in underground and open-pit mine construction and operations management. The Corporate Governance and Directors' Nominating Committee and Board determined that Mr. Johnson was independent under the New York Stock Exchange listing standards. The Board also appointed Mr. Johnson to serve on the Audit Committee and the Health, Safety, Environmental and Technical Committee.

PROPOSAL 1 – ELECTION OF DIRECTORS

In accordance with our Certificate of Incorporation, the Board is divided into three classes. The terms of office of the directors in each class expire at different times. There are three directors whose terms will expire at the 2016 Annual Meeting: Ted Crumley, Terry V. Rogers and Charles B. Stanley.

At a meeting held by the Corporate Governance and Directors' Nominating Committee in February 2016, the committee determined that the three directors whose terms are expiring - Messrs. Crumley, Rogers and Stanley - were qualified candidates to stand for re-election at the Annual Meeting, and the Board designated Messrs. Crumley, Rogers and Stanley as nominees for re-election as directors of the Company, each for a three-year term expiring in 2019. Each nominee has accepted the nomination and agreed to serve as a director if elected by the Company's shareholders.

It is intended that the proxies solicited hereby from our shareholders that do not provide voting instructions will be voted **FOR** the election of Ted Crumley, Terry V. Rogers and Charles B. Stanley. The Board knows of no reason why the nominees will be unable or unwilling to accept election. However, if any nominee becomes unable or is unwilling to accept election, the Board will either reduce the number of directors to be elected or select substitute nominees submitted by the Corporate Governance and Directors' Nominating Committee. If substitute nominees are selected, proxies that do not provide voting instructions will be voted in favor of such nominees.

Director Qualifications and Biographical Information

Set forth below is biographical information for each of the director nominees, including the key qualifications, experience, attributes, and skills that led our Board to the conclusion that each of the director nominees should serve as a director. There are no family relationships among any of our directors or executive officers.

Our Board includes individuals with strong backgrounds in executive leadership and management, accounting and finance, and Company and industry knowledge, and we believe that, as a group, they work effectively together in overseeing our business.

Current Nominees for Election to the Board – Term Ending at the 2016 Annual Meeting

If elected, the nominees will each serve for a three-year term ending in 2019. The nominees are as follows:



Ted Crumley

Former Executive Vice President and Chief Financial Officer OfficeMax Incorporated

Director since: 1995
Board Chairman since 2006

Age: 71

Other Directorships:
None

Hecla Committees:
- Executive
- Compensation

Mr. Crumley served as Executive Vice President and Chief Financial Officer of OfficeMax Incorporated, a distributor of office products, from January 2005 until his retirement in December 2005. He was also Senior Vice President of OfficeMax Incorporated from November 2004 to January 2005, and Senior Vice President and Chief Financial Officer of Boise Cascade Corporation, a manufacturer of paper and forest products, from 1994 to 2004.

Board Qualification and Skills:

High Level of Financial Experience: Substantial financial experience gained from a long career with OfficeMax Incorporated and Boise Cascade Corporation.

Senior Leadership/Executive Officer Experience: Has over 30 years' experience in management, finance and accounting in the natural resources industry. Served in numerous senior leadership positions, including Executive Vice President and Chief Financial Officer of OfficeMax Incorporated and Senior Vice President and Chief Financial Officer of Boise Cascade Corporation.

Significant Public Company Board Experience: Over 20 years of service on Hecla's Board, including as Chairman since 2006.

Extensive Knowledge of the Company's Business and Industry: With over 20 years' of service on Hecla's Board, Mr. Crumley understands all aspects of our business, including the mining elements.

Designations: Holds a BA in Business Administration with a major in Accounting.



Terry V. Rogers, C. Dir., H.R.C.C.C.

Former Senior Vice President and Chief Operating Officer Cameco Corporation

Director since: 2007

Age: 69

Other Directorships:
Centerra Gold Inc.

Hecla Committees:
- Health, Safety, Environmental and Technical (Chair)
- Compensation
- Audit
- Executive

Mr. Rogers served as Senior Vice President and Chief Operating Officer of Cameco Corporation, a uranium producer, from February 2003 until his retirement in June 2007. He is a former President of Kumtor Operating Company, a gold producing company and a subsidiary of Cameco Corporation, where he served from 1999 to 2003 and has served on the Board of Directors of Centerra Gold Inc., a gold mining company, since February 2003.

Board Qualification and Skills:

High Level of Financial Experience: Financial experience gained from his senior leadership/executive officer experience with Cameco Corporation and Kumtor Operating Company.

Senior Leadership/Executive Officer Experience: Has experience in management in the mining industry. Served in numerous senior leadership positions, including Senior Vice President and Chief Operating Officer of Cameco Corporation, and former President of Kumtor Operating Company (a subsidiary of Cameco Corporation).

Significant Public Company Board Experience: In addition to serving on the Board of Hecla, has over 12 years of service on the Board of Centerra Gold Inc., including as independent lead director, chairman of the human resources and compensation committee, and a member of the audit committee.

Extensive Knowledge of the Company's Business and Industry: Over 30 years' experience in the mining industry, including, open-cast, open-pit and underground operations in coal, gold, and uranium mines around the world.

Certified Designations: Obtained Chartered Director (C. Dir.) designation from The Directors College in 2011, as well as the Human Resources and Compensation Committee Certified (H.R.C.C.C.) designation from The Directors College in 2013.



Charles B. Stanley

Chief Executive Officer, President and Chairman of the Board QEP Resources, Inc.

Director since: 2007

Age: 57

Other Directorships:
QEP Resources, Inc.

Hecla Committees:
- Audit (Chair)
- Health, Safety, Environmental and Technical
- Corporate Governance and Directors' Nominating

Mr. Stanley has been Chief Executive Officer and President of QEP Resources, Inc., an independent natural gas and oil exploration and production company, since May 2010. He was appointed Chairman of the Board of QEP Resources, Inc. in May 2012. He also served as Chairman, Chief Executive Officer, President and Director of QEP Midstream Partners, LP, a master limited partnership that owns, operates, acquires and develops midstream energy assets, from May 2013 to December 2014. He served as Chief Operating Officer of Questar Corporation, a Western U.S. natural gas-focused exploration and production, interstate pipeline and local distribution company, from March 2008 to June 2010; and Executive Vice President and Director of Questar Corporation from February 2002 to June 2010.

Board Qualification and Skills:

High Level of Financial Experience: Substantial financial experience gained from a long career with QEP Resources, Inc. and Questar Corporation.

Extensive Senior Leadership/Executive Officer Experience: In addition to his current position as Chief Executive Officer and President of QEP Resources, Mr. Stanley served in numerous other senior leadership positions, including Chief Executive Officer and President of QEP Midstream Partners, LP, and Chief Operating Officer of Questar Corporation.

Significant Public Company Board Experience: In addition to serving on the Board of Hecla, has served on the board of QEP Resources, Inc. the past 5 years and as Chairman of the Board since 2012. Prior to serving on QEP's board, Mr. Stanley served on the board of Questar Corporation. He also serves on the boards of various natural gas industry trade organizations, including the American Exploration and Production Council and America's Natural Gas Alliance.

Extensive Knowledge of the Company's Business and Industry: Over 32 years' experience in the international and domestic upstream and midstream oil and gas industry. He is a geologist with an extensive background in natural resources.

Designations: Holds a B.S./MS in Geology.

> ☑ **The Board recommends that shareholders vote "FOR" the election of Ted Crumley, Terry V. Rogers and Charles B. Stanley**

Our directors whose terms are not expiring this year follow. They will continue to serve as directors for the remainder of their terms or until their respective successors are appointed or elected.

Continuing Members of the Board – Term Ending at the 2017 Annual Meeting



Phillips S. Baker, Jr.

President and Chief Executive Officer

Director since: 2001

Age: 56

Other Directorships:
QEP Resources, Inc.

Hecla Committees:
- Executive (Chair)

Mr. Baker has been our CEO since May 2003 and has served as our President since November 2001. He has served as a Director of QEP Resources, Inc., an independent natural gas and oil exploration and production company, since May 2010, as well as serving as a Director for Questar Corporation, a Western U.S. natural gas-focused exploration and production, interstate pipeline and local distribution company, from February 2004 through June 2010.

Board Qualification and Skills:

High Level of Financial Experience: Substantial financial experience gained in his roles of President, CEO, and previously as Chief Financial Officer and Chief Operating Officer of the Company.

Extensive Senior Leadership/Executive Officer Experience: In addition to serving as Hecla's President and CEO, served as Chief Financial Officer and Chief Operating Officer. Has 18 years' management experience in the mining industry.

Significant Public Company Board Experience: In addition to serving on the Board of Hecla, has served on the board of QEP Resources for 11 years. He serves as chair of the audit committee and as a member of the governance committee for QEP Resources, Inc.

Extensive Knowledge of the Company's Business and Industry: Over 29 years' experience in the mining industry.

Designations: Holds J.D. degree (law) and is a Certified Public Accountant.



Dr. Anthony P. Taylor

President, Chief Executive Officer and Director
Selex Resources Ltd.

Director since: 2002

Age: 74

Other Directorships:
Caughlin Preschool Co.

Hecla Committees:
- Corporate Governance and Directors' Nominating (Chair)
- Health, Safety, Environmental and Technical
- Compensation

Dr. Taylor has served as President, Chief Executive Officer and Director of Selex Resources Ltd., a private Ontario Corporation engaged in mineral exploration, since January 2012. Since October 2001, he has served as President and Director of Caughlin Preschool Co., a private Nevada corporation that operates a preschool, which he co-founded. He previously served as Executive Chairman of Crown Gold Corporation, a public Canadian minerals exploration company, from August 2010 to August 2012, after serving as Chief Executive Officer and Director of Gold Summit Corporation, a public Canadian minerals exploration company, from October 2003 to August 2010.

Board Qualification and Skills:

Extensive Knowledge of the Company's Business and Industry: Over 51 years' experience in the mining industry in all levels of exploration from a field geologist to senior management. Has extensive experience in lead, zinc, nickel, copper, diamond, gold and silver exploration from his work in Europe, Australia, South Africa, and North and South America.

Extensive Senior Leadership/Executive Officer Experience: Has extensive experience in management in the mining industry. Served in numerous senior leadership positions, including Executive Chairman of Crown Gold Corporation and Chief Executive Officer and Director of Gold Summit Corporation.

Significant Public Company Board Experience: Over 13 years of service on Hecla's Board.

Designations: Holds a Ph.D in Geology.



George R. Johnson

Former Senior Vice President of Operations
B2Gold Corporation

Director since: 2016

Age: 67

Other Directorships:
None

Hecla Committees:
- Health, Safety, Environmental and Technical
- Audit

Mr. Johnson served as Senior Vice President of Operations of B2Gold Corporation, a Canadian-based gold producing company, from August 2009 until his retirement in May 2015. He is a former Senior Vice President of Russian Operations of Kinross Gold Corporation, a senior gold mining company, from March 2007 to August 2009, and Senior Vice President of Operations of Bema Gold Corporation, a gold producing company, from October 1999 to March 2007.

Board Qualification and Skills:

Extensive Knowledge of the Company's Business and Industry:
Over 45 years of foreign and domestic experience in underground and open-pit mine construction and operations management. Served as Vice President – Metal Mining for Hecla from May 1996 to 1999 where he was responsible for performance of Hecla's metals division, including mines operated by Hecla and joint ventures with other companies, exploration programs, business development, capital projects and corporate technical services. He held various other positions with Hecla from 1983 to 1990, including as general manager of Hecla's Lucky Friday mine from July 1986 to February 1989; mine superintendent from November 1984 to June 1986, and development foreman from October 1983 to 1984.

Senior Leadership/Executive Officer Experience: Has extensive experience in management in the mining industry. Served in numerous senior leadership positions including Senior Vice President of Operations for B2Gold Corporation, Senior Vice President of Russian Operations for Kinross Gold Corporation, and Senior Vice President of Operations for Bema Gold Corporation.

Designations: Holds B.S. in mining engineering.

Continuing Members of the Board – Term Ending at the 2018 Annual Meeting



George R. Nethercutt, Jr.

Chairman of The George Nethercutt Foundation and Of Counsel for Lee & Hayes PLLC

Director since: 2005

Age: 71

Other Directorships:
Washington Policy Center
ARCADIS Corporation
Juvenile Diabetes Research Foundation International (Board of Chancellors)

Hecla Committees:
- Compensation (Chair)
- Corporate Governance and Directors' Nominating

Mr. Nethercutt has served as Chairman of The George Nethercutt Foundation, a non-profit student leadership and civics education charity, since 2007, and was appointed Of Counsel for Lee & Hayes PLLC, a law firm, in September 2010. He has been a board member of Washington Policy Center, a public policy organization providing analysis on issues relating to the free market and government regulation, since January 2005; board member of ARCADIS Corporation, an international company providing consultancy, engineering and management services, since May 2005; and Board of Chancellors, Juvenile Diabetes Research Foundation International, a charity and advocate of juvenile diabetes research worldwide, since June 2011. He was a Principal of Nethercutt Consulting LLC, a strategic planning and consulting firm, from January 2007 to January 2012, and served as a member on the board of IP Street, a software company, from May 2011 to January 2015. He also served as U.S. Chairman of the Permanent Joint Board on Defense - U.S./Canada from April 2005 to December 2009; Member, U.S. House of Representatives from 1995 to 2005; Member, Subcommittee on Interior, Agriculture and Defense Appropriations from 1995 to 2005; Member, Committee on Science and Energy from 1998 to 2005; and Vice Chairman, Defense Subcommittee on Appropriations from 2000 to 2004.

Board Qualification and Skills:

Extensive Knowledge of the Company's Business and Industry: Served as a U.S. Congressman and focused on natural resource policies, mining legislation and environmental policies on public lands.

Extensive Government Leadership Experience: Has extensive political background, including working as a staff member in the U.S. Senate in Washington, D.C., where he focused on issues relating to oil and gas, natural resources, mining and commerce. Served as chief of staff to a U.S. Senator from Alaska, working on such issues as agriculture, fisheries, timber and mining. He had his own consulting business which consisted of representing clients with mining and natural resource issues.

Significant Public Company Board Experience: Over 10 years of service on Hecla's Board.

Designations: Holds a J.D. degree (law) and is a member of the Washington State Bar Association.



Stephen F. Ralbovsky

Former Partner with PricewaterhouseCoopers LLP

Director since: 2016

Age: 62

Other Directorships:
None

Hecla Committees:
- Audit
- Corporate Governance and Directors' Nominating

Mr. Ralbovsky was a partner with PricewaterhouseCoopers LLP, an accounting firm, from February 1987 until his retirement in June 2014, where he concentrated his practice on public companies operating in the mining industry. He previously served on the Board and as Treasurer of the American Heart Association – Arizona Affiliate, a non-profit organization dedicated to fighting heart disease, from July 1991 to June 1995; Board member (and President for one year) of Southwest Human Development, a non-profit dedicated to early childhood development, from June 1990 to June 1996; and Advisory Board member of Diocese of Phoenix Catholic Cemeteries and Mortuaries, a non-profit organization, from July 2009 to July 2012. Mr. Ralbovsky is also a member of several organizations, including: AICPA, Arizona Society of CPAs, National Mining Association, and Society for Mining, Metallurgy and Exploration.

Board Qualification and Skills:

High Level of Financial Experience: Over 36 years' experience in taxation, auditing and accounting.

Extensive Knowledge of the Company's Business and Industry: Over 36 years' experience in accounting, where he was heavily involved in the mining industry with emphasis in global mining tax and royalty policy.

Extensive Senior Leadership Experience: Has extensive experience in leadership in the accounting industry. Served in numerous senior leadership positions, including US Mining Leader, US Mining Tax Leader, Global Mining Tax Leader and Tax Partner for PricewaterhouseCoopers LLP.

Designations: Holds a J.D. degree (law), BBA in Accounting, and is a Certified Public Accountant.

COMPENSATION OF NON-MANAGEMENT DIRECTORS

The Compensation Committee of the Board is responsible for recommending to the Board the form and amount of compensation for our non-management directors. The compensation program is designed to provide pay that is competitive with directors in the Company's peer group, which is described on page 37 of this Proxy Statement in the Compensation Discussion and Analysis. It consists of a combination of cash retainers and equity awards.

The committee periodically engages its compensation consultant to review compensation of the Company's Board compared to the Company's peer group. The following discussion of compensation applies only to our non-management directors, and does not apply to Mr. Baker who, as an employee of the Company, is compensated as an executive officer and does not receive additional compensation for his service as a director.

2015 Compensation Changes for Non-Management Directors

As a result of its periodic review of Board compensation, in 2015, the Compensation Committee recommended and the Board approved an increase in the annual equity award under the 2010 Stock Incentive Plan from $61,000 to $76,000.

Cash Compensation

Each non-management director receives an annual cash retainer for his service on the Board in the amount of $66,000. The Chairman of the Board receives an additional annual cash retainer in the amount of $90,000. For service on Board committees or as chair of the committees: (i) each non-management member of the Audit and Compensation Committees receives an annual fee of $12,000; (ii) each non-management member of the Executive, Corporate Governance and Directors' Nominating, and Health Safety, Environmental and Technical Committees receives an annual fee of $8,000; (iii) the committee chair for each of the Audit and

Compensation Committees receives an additional annual fee of $12,000; and (iv) the committee chair for each of the Health, Safety, Environmental and Technical and Corporate Governance and Directors' Nominating Committees receives an additional annual fee of $8,000.

All of the above annual fees are paid in quarterly installments. No other attendance fees are paid to the non-management directors. The non-management directors do not receive stock options, non-equity incentive plan compensation, or any other compensation, except as described below.

Equity Compensation

In March 1995, we adopted the Hecla Mining Company Stock Plan for Nonemployee Directors, which became effective following shareholder approval on May 5, 1995. The plan was amended July 18, 2002, February 25, 2004, May 6, 2005, December 10, 2007, and May 24, 2012. The plan terminates July 17, 2017, and is subject to termination by the Board at any time. Pursuant to the plan, on May 30 of each year, each non-management director is credited with a number of shares determined by dividing $24,000 by the average closing price for Hecla's common stock on the New York Stock Exchange ("NYSE") for the prior calendar year. Non-management directors joining the Board after May 30 of any year are credited with a pro rata number of shares based upon the date they join the Board. These shares are held in a grantor trust, the assets of which are subject to the claims of our creditors, until delivered under the terms of the plan. Delivery of the shares from the trust occurs upon the earliest of: (i) death or disability; (ii) retirement from the Board; (iii) a cessation of the director's

service for any other reason; (iv) a change in control of the Company (as defined in the plan); or (v) at the election of the director at any time, provided, however, that shares must be held in the trust for at least two years prior to delivery. Subject to certain restrictions, directors may elect delivery of the shares on such date or in annual installments thereafter over 5, 10 or 15 years. The maximum number of shares of common stock which may be credited pursuant to the plan is 1,000,000. As of December 31, 2015, there were 506,921 ungranted shares remaining in the plan.

In February 2010, we adopted the 2010 Stock Incentive Plan for executive officers, employees, directors, and certain consultants, which was approved by shareholders in June 2010, and became effective on August 25, 2010. Pursuant to the 2010 Stock Incentive Plan, directors may be awarded grants of stock options, restricted stock units, restricted stock, or stock. In July 2015, the Compensation Committee recommended that the Board award $76,000 of additional stock to the directors as part of their compensation. The Board approved the additional award, and each of the directors received 31,148 additional shares under the 2010 Stock Incentive Plan in July 2015.

As described more fully above, the following chart summarizes the annual cash and equity compensation for our non-management directors during 2015.

Non-Management Director Compensation for 2015

Director	Fees				Stock Awards[1] ($)	All Other Compensation ($)	Total ($)
	Annual Retainer ($)	Committee Meeting Fees ($)	Committee Chairman Fees ($)	Totals Fees Paid in Cash ($)			
Ted Crumley, Chairman	156,000	20,000	0	176,000	25,007[2] 76,001[3]	0	277,008
John H. Bowles	66,000	28,000	12,000	106,000	25,007[2] 76,001[3]	0	207,008
George R. Nethercutt, Jr.	66,000	20,000	12,000	98,000	25,007[2] 76,001[3]	0	199,008
Terry V. Rogers	66,000	32,000	8,000	106,000	25,007[2] 76,001[3]	0	207,008
Charles B. Stanley	66,000	28,000	0	94,000	25,007[2] 76,001[3]	0	195,008
Dr. Anthony P. Taylor	66,000	28,000	8,000	102,000	25,007[2] 76,001[3]	0	203,008

[1] The amounts shown in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in valuing the awards please see Note 9 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

[2] On May 29, 2015, each non-management director received 8,041 shares of our common stock under the terms of the Stock Plan for Nonemployee Directors. Based on our closing stock price on the NYSE on May 29, 2015 ($3.11), the grant date fair value for each grant of 8,041 shares credited to Messrs. Crumley, Bowles, Nethercutt, Rogers, Stanley and Taylor on May 29, 2015, was $25,007. (The amounts do not reflect the actual amounts that may be realized by the directors.)

[3] On July 1, 2015, each non-management director received 31,148 shares of our common stock under the terms of the 2010 Stock Incentive Plan. Based on our closing stock price on the NYSE on July 1, 2015 ($2.44), the grant date fair value for each grant of 31,148 shares credited to Messrs. Crumley, Bowles, Nethercutt, Rogers, Stanley and Taylor on July 1, 2015, was $76,001. (The amounts do not reflect the actual amounts that may be realized by the directors.)

2016 Compensation Changes for Non-Management Directors

Effective January 1, 2016, the Compensation Committee recommended and the Board approved a 10% reduction in the annual cash compensation paid to non-management directors in 2016.

Other

The Company covers directors under its overall director and officer liability insurance policies, as well as reimbursing them for travel, lodging, and meal expenses incurred in connection with their attendance at Board and committee meetings, meetings of shareholders, and for traveling to visit our operations. Directors are eligible, on the same basis as Company employees, to participate in the Company's matching gift program, pursuant to which the Company matches contributions made to qualifying nonprofit organizations. The aggregate annual limit per participant is $5,000. Beyond these items, no other cash compensation was paid to any non-management director.

Retirement Age

The Company has no current retirement plan for non-management directors. Our Bylaws and Corporate Governance Guidelines provide that directors will not be nominated for re-election after their 72nd birthday (this policy was waived in 2014 when Dr. Anthony P. Taylor was nominated for re-election after his 72nd birthday). As of December 31, 2015, the average age of members of our Board was approximately 68 and the average tenure of our Board was approximately 11 years. With the addition of two new members to the Board in February 2016, the average age of members of our Board is now approximately 67 and the average tenure of our Board is approximately 8 years.

CORPORATE GOVERNANCE AND RELATED MATTERS

We believe that good corporate governance practices reflect our values and support our strong strategic and financial objectives and performance. Our corporate governance practices are generally reflected in our Bylaws, Corporate Governance Guidelines, and committee charters, which can be found at http://www.hecla-mining.com. The charters of each committee spell out the committees' roles and responsibilities assigned to each by the Board. In addition, the Board has established policies and procedures that address matters such as chief executive officer succession planning, transactions with related persons, risk oversight, communications with the Board by shareholders and other interested parties, as well as the independence and qualifications of our directors. This "Corporate Governance" section provides insights into how the Board has implemented these policies and procedures to benefit Hecla and our shareholders.

The Board's Role and Activities in 2015

Hecla's Board acts as the ultimate decision-making body of the Company and advises and oversees management, who are responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses Hecla's long-term strategy. During 2015, there were four meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the committees on which they serve. All members of the Board attended last year's Annual Meeting of Shareholders, which was held in May 2015. In 2015, each director attended over 95% of the meetings of the Board and the committees of which he was a member.

Role of Board in Risk Oversight

Our management is responsible for identifying and reviewing risks facing the Company, including, without limitation, strategic, operational, financial, compensation and regulatory risks, and meets regularly as part of such responsibility to review and discuss the Company's risk exposure. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board is responsible for monitoring and assessing strategic risk exposure. The Board and its committees periodically receive risk management updates through business reports from management provided at meetings of the Board or its committees throughout the year. Following consideration of the information provided by management, the Board provides feedback and makes recommendations, as needed, to help minimize the Company's risk exposure. We also believe that our leadership structure and the use of executive sessions aids the Board in risk oversight.

The Audit Committee is responsible for considering and discussing major financial risk exposures and the steps management has taken to monitor and control these exposures. The committee regularly reviews and monitors compliance with securities and financial regulations, in addition to overseeing the audit work performed on behalf of the Company in the area of internal audit for compliance with the Sarbanes-Oxley Act. The committee meets at least quarterly to review the major financial risk exposures in connection with various matters, including the filing of quarterly reports with the SEC.

The Corporate Governance and Directors' Nominating Committee monitors the effectiveness of the Company's Corporate Governance Guidelines and other corporate governance matters.

The Compensation Committee assesses and monitors whether any of the Company's compensation policies and programs have the potential to encourage excessive risk-taking. In 2015, with the assistance of Mercer (US) Inc. ("Mercer"), a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (a compensation consulting firm engaged by the committee), the committee assessed the Company's compensation arrangements to determine if their provisions and operation create undesired or unintentional risks of a material nature. The committee found that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole.

To the extent any risks identified by each standing committee of the Board are material or otherwise merit discussion by the whole Board, the respective committee chair will raise risks at the next scheduled meeting of the Board, or sooner if material.

For the foregoing reasons, we have determined that our risk oversight is appropriate in the context of our specific circumstances, risk management efforts, and the Board's administration of its oversight function.

Director Independence

Our Corporate Governance Guidelines provide, among other things, that the Board will have a majority of directors who meet the criteria for independence required by the NYSE. In determining independence each year, the Corporate Governance and Directors' Nominating Committee affirmatively determines whether directors have any "material relationship" with the Company. When assessing the "materiality" of a director's relationship with the Company, the committee considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation. The committee also reviews the frequency or regularity of services or transactions between the Company and directors, whether the services or transactions are being carried out at arm's length in the ordinary course of business and whether the services or transactions are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable services or transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. To guide its determination of whether a director is independent, the Board has adopted the following NYSE listing standards:

A director will not be independent if:

- the director is, or has been, within the last three years, our employee, or an immediate family member[4] is, or has been within the last three years, an executive officer;[5]

- the director or an immediate family member has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from us, other than director and committee fees and pension and other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- the director is: (i) a current partner or employee of a firm that is our internal or external auditor; (ii) the director has an immediate family member who is a current partner of a firm that is our internal or external auditor and who personally works on the Company's audit; (iii) the director has an immediate family member who is a current employee of a firm that is our internal or external auditor and who personally works on the Company's audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of a firm that is our internal or external auditor and personally worked on our audit within that time;

- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three calendar years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

---

[4] An "immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.
[5] The term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Pursuant to our Corporate Governance Guidelines, the committee undertook its annual review of director independence in February 2016. During this review, the committee considered transactions and relationships between each director or any member of his immediate family and Hecla and our subsidiaries and affiliates, including relationships described below and any reported on page 24 under "Certain Relationships and Related Transactions." The committee also examined transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As provided in the Corporate Governance Guidelines, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

Based upon an assessment of all facts and circumstances known to the committee, including, among other things, a review of questionnaires submitted by our directors, the committee and the Board affirmatively determined that the following directors are independent of the Company and its management under the standards set forth by the NYSE:

Terry V. Rogers	Dr. Anthony P. Taylor
Charles B. Stanley	George R. Nethercutt, Jr.
Ted Crumley	Stephen F. Ralbovsky
George R. Johnson	

Messrs. Stanley and Baker both serve as members of the board of directors of QEP Resources, Inc., of which Mr. Stanley is also the chief executive officer. The committee reviewed this relationship with the Board, and the Board made the affirmative decision that this relationship did not disqualify Mr. Stanley from being independent. Neither Mr. Baker nor Mr. Stanley serves on the Compensation Committee of either Hecla or QEP Resources, Inc.

Mr. Baker is our President and Chief Executive Officer ("CEO"). As such, he cannot be deemed independent under the NYSE listing standards.

Directors are expected to immediately inform the Board of any material change in their circumstances or relationships that may impact their independence.

Family Relationships

There are currently no family relationships between the directors or executive officers of Hecla.

Board Leadership and Executive Sessions

Currently, the positions of CEO and Chairman of the Board ("Chairman") are held by separate persons. The Board believes this structure is optimal for the Company at this time because it allows the CEO to focus on leading the Company's business and operations, and the Chairman to serve as a sounding board and advisor to the CEO, and to lead the activities of the Board. The Board has also determined that having a non-management director serve as Chairman is in the best interest of shareholders. This structure ensures a greater role for the independent directors in the oversight of the Company and it enhances the Board's independence and, we believe, senior management's accountability to the Board.

Mr. Ted Crumley chairs meetings of the Board, as well as the executive sessions with independent members of the Board. His duties include chairing annual meetings of shareholders, overseeing the preparation of agendas for

Board meetings, preparing for executive sessions of the Board and providing feedback to the CEO, staying current on developments to determine when it may be appropriate to alert the Board to significant pending developments, serving as a liaison between independent directors and the CEO with respect to sensitive issues, and other matters. Executive sessions of non-management directors are included on the agenda for every regularly scheduled Board meeting and during 2015, executive sessions were held at each regularly scheduled Board meeting. The executive sessions are chaired by the Chairman. Our non-management directors meet in executive sessions without management present, unless the non-management directors request their attendance.

For the foregoing reasons we have determined that our leadership structure is appropriate in the context of our specific circumstances.

Board Self-Evaluation

Each year, the Board conducts a self-evaluation of its performance and effectiveness. As part of this process, each director completes an evaluation form on specific aspects of the Board's role, organization and meetings. The collective comments are then presented by the chair of the Corporate Governance and Directors' Nominating Committee to the whole Board. As part of the evaluation, the Board assesses the progress in the areas targeted for improvement a year earlier, and develops actions to take to enhance the Board's effectiveness over the next year. Additionally, each committee conducts an annual self-evaluation of its performance through a similar process.

Committees of the Board and Committee Assignments

The Board has five standing committees: Audit; Compensation; Corporate Governance and Directors' Nominating; Health, Safety, Environmental & Technical; and Executive. Information regarding these committees is provided below. With the exception of the Executive Committee, all committees are composed entirely of independent directors. With the exception of the Executive Committee, the charters of each of the other committees are available on the Company's website at http://www.hecla-mining.com under "Investors" by selecting "Corporate Governance." You may also obtain copies of these charters by contacting the Company's Investor Relations Department. The members of the Board on the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below, along with the number of meetings held in 2015.

In 2015, the Audit Committee consisted of John H. Bowles (Chair), Charles B. Stanley, and Terry V. Rogers. After the passing of Mr. Bowles in December 2015, the Corporate Governance and Directors' Nominating Committee and Board appointed Charles B. Stanley as the Chair and also appointed Ted Crumley to the Audit Committee. As of the filing of the Company's financial statements in its Annual Report on Form 10-K for the year ended December 31, 2015, on February 23, 2016, the committee members consisted of Charles B. Stanley (Chair), Ted Crumley and Terry V. Rogers.

At a meeting held in February 2016, the Corporate Governance and Directors' Nominating Committee recommended and the Board approved the appointment of George R. Johnson and Stephen F. Ralbovsky to the Audit Committee, effective March 1, 2016. Mr. Johnson was also appointed to the Health, Safety, Environmental and Technical Committee, effective March 1, 2016. Mr. Ralbovsky was also appointed to the Corporate Governance and Directors' Nominating Committee, effective March 1, 2016.

At the effective time of the appointments of Messrs. Johnson and Ralbovsky to the Audit Committee on March 1, 2016, Mr. Crumley withdrew as a member of the Audit Committee.

Executive Committee Members	Functions of the Committee	Meetings in 2015
Phillips S. Baker, Jr., Chair Ted Crumley Terry V. Rogers	• empowered with the same authority as the Board in the management of our business, except for certain matters enumerated in our Bylaws or Delaware law, which are specifically reserved to the whole Board	None

Audit Committee Members[1,2,3]	Functions of the Committee	Meetings in 2015
Charles B. Stanley, Chair Terry V. Rogers Ted Crumley[4] George R. Johnson[5] Stephen F. Ralbovsky[5]	• assist the Board in fulfilling its oversight responsibilities • review the integrity of our financial statements • review the independent auditor's qualifications and independence • review the performance of our internal auditor and the independent auditor • review our compliance with laws and regulations, including disclosure controls and procedures • please refer to "Audit Committee Report" on page 31	8

Compensation Committee Members[2]	Functions of the Committee	Meetings in 2015
George R. Nethercutt, Jr., Chair Ted Crumley Terry V. Rogers Dr. Anthony P. Taylor	• approve compensation levels and programs for the executive officers, including the CEO • administer our stock-based plans • please refer to the "Compensation Discussion and Analysis" on page 33	5

Corporate Governance and Directors' Nominating Committee Members[2]	Functions of the Committee	Meetings in 2015
Dr. Anthony P. Taylor, Chair George R. Nethercutt, Jr. Charles B. Stanley Stephen F. Ralbovsky[5]	• consider matters of corporate governance • periodically review our Corporate Governance Guidelines and corporate procedures to ensure compliance with laws and regulations • review any director candidates, including those nominated or recommended by shareholders • identify individuals qualified to become directors consistent with criteria approved by the Board • recommend to the Board the director nominees for the next annual meeting of shareholders, any special meeting of shareholders, or to fill any vacancy on the Board • review the appropriateness of the size of the Board relative to its various responsibilities • recommend committee assignments and committee chairpersons for the standing committees for consideration by the Board	4

Health, Safety, Environmental & Technical Committee Members	Functions of the Committee	Meetings in 2015
Terry V. Rogers, Chair Charles B. Stanley Dr. Anthony P. Taylor George R. Johnson[5]	• review and monitor health, safety and environmental policies • review the implementation and effectiveness of compliance systems • review the effectiveness of health, safety and environmental policies, systems and monitoring processes • review audit results and updates from management with respect to health, safety and environmental performance • review emerging health, safety and environmental trends in legislation and proposed regulations affecting the Company • review the technical activities of the Company • make recommendations to the Board concerning the advisability of proceeding with the exploration, development, acquisition or divestiture of mineral properties and/or operations	4

[1] The Board has determined that each of the members of the Audit Committee is financially literate and Messrs. Stanley, Rogers, Crumley and Ralbovsky each qualify as an audit committee "financial expert" as defined by SEC rules.

[2] Each member of the Audit, Compensation, and Corporate Governance and Directors' Nominating Committee satisfies the definition of "independent director" as established in the NYSE listing standards and SEC rules.

[3] Mr. Rogers serves on the audit committee of one Canadian public company. During his tenure on the Audit Committee, Mr. Crumley did not serve on the audit committee of any other public company. Messrs. Stanley, Ralbovsky and Johnson do not serve on the audit committee of any other public companies.

[4] Effective March 1, 2016, Mr. Crumley withdrew from being a member of the Audit Committee.

[5] Messrs. Johnson and Ralbovsky were appointed to these Committees effective March 1, 2016.

Diversity Policy

While the Board has not adopted a formal policy on diversity, the Company's Corporate Governance Guidelines provide that, as a whole, the Board should include individuals with a diverse range of experience to give the Board depth and breadth in the mix of skills represented. The Board seeks to include an array of skills and experience in its overall composition rather than requiring every director to possess the same skills, perspective, and interests. This guideline is implemented by seeking to identify candidates who bring diverse skill sets, backgrounds, and experiences, including ethnic and gender diversity, to the Board when director candidates are needed.

Director Communications

Shareholders or other interested parties wishing to communicate with the Chairman or with the independent directors as a group may do so by delivering or mailing the communication in writing to: Chairman of the Board, c/o Corporate Secretary, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal auditor and handled in accordance with procedures established by the Audit Committee with respect to such matters. From time to time, the Board may change the process by which shareholders may communicate with the Board or its members. Please refer to our website at http://www.hecla-mining.com under the tab entitled "Investors" and then select the tab entitled "Corporate Governance" for any changes in this process.

Succession Planning

In light of the critical importance of executive leadership to the Company's success, the Compensation Committee is charged with the responsibility of developing a process for identifying and evaluating candidates to succeed our CEO and to report annually to the Board on the status of the succession plan, including issues related to the preparedness for the possibility of an emergency situation involving senior management and assessment of the long-term growth and development of the senior management team.

The CEO and Director of Human Resources make a formal succession planning presentation to the Compensation Committee annually. The Compensation Committee reviews recommended candidates for senior management positions as part of the process to identify and gauge the availability of qualified candidates for those positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates. The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board.

In 2015, the Compensation Committee conducted a full executive talent review of all NEOs, with an emphasis on CEO succession. In connection with that review, the Compensation Committee identified potential successors to the CEO.

In conjunction with the succession review, management also reviewed potential successors for the top management roles across Hecla. In connection with that review, we concluded that "ready now" potential successors exist for approximately one-third of those roles, which represents an increase in the level of readiness of our talent compared to previous years. We created development plans for the potential successors who were identified as being ready in one to two years or three to five years. By the end of 2015, we had greater visibility into our talent pool and we used that information to build the succession plans for the next tier of critical roles.

Our Corporate Governance Guidelines also provide that in the event of the death, resignation, removal or incapacitation of the President and CEO, the Chairman will act as the President and CEO until a successor is duly elected. In addition, our Corporate Governance Guidelines and Bylaws provide that in the event of the death, resignation, removal or incapacitation of our current Chairman, the President and CEO will act as Chairman until his successor is duly elected.

Electronic Access to Corporate Governance Documents

Our corporate governance documents are available by accessing our website at http://www.hecla-mining.com under the tab entitled "Investors" and then selecting the tab entitled "Corporate Governance." These include:

- Corporate Governance Guidelines;

- Whistleblower Policy;

- Charters of the Audit, Compensation, Corporate Governance and Directors' Nominating and Health, Safety, Environmental & Technical Committees of the Board;

- Code of Ethics for our Chief Executive Officer and Senior Financial Officers; and

- Code of Business Conduct and Ethics for Directors, Officers and Employees.

The information on our website is not incorporated by reference into this Proxy Statement.

Shareholders may also request a free copy of these documents from: Investor Relations, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408; (208) 769-4100.

Corporate Governance Guidelines

The Corporate Governance Guidelines were adopted by the Board to ensure that the Board is independent from management, that the Board adequately performs its function as the overseer of management, and to help ensure that the interests of the Board and management align with the interests of our shareholders. In December 2014, the Corporate Governance and Directors' Nominating Committee and the Board amended the Corporate Governance Guidelines to more precisely track statutory requirements to improve its clarity and functionality, as well as to more closely match the Company's practices.

Code of Business Conduct and Ethics

We believe that operating with honesty and integrity has earned trust from our shareholders, credibility within our community, and dedication from our employees. Our directors, officers and employees are required to abide by our Code of Business Conduct and Ethics to promote the conduct of our business in a consistently legal and ethical manner. Our Code of Business Conduct and Ethics covers many topics, including conflicts of interest, confidentiality, fair dealing, protection, proper use of the Company's assets, and compliance with laws, rules and regulations. In addition to the Code of Business Conduct and Ethics for directors, officers and employees, our CEO, Chief Financial Officer and Controller are also bound by a Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

The Corporate Governance and Directors' Nominating Committee has adopted procedures to receive, retain, and react to complaints received regarding possible violations of the Code of Business Conduct and Ethics, and to allow for the confidential and anonymous submission by employees of concerns regarding possible violations of the Code of Business Conduct and Ethics. Our employees may submit any concerns regarding apparent violations of the Code of Business Conduct and Ethics to their supervisor, our General Counsel, the Chair of the Corporate Governance and Directors' Nominating Committee, or through an anonymous telephone hotline.

Whistleblower Policy

The Audit Committee adopted a Whistleblower Policy, which encourages our employees to report to appropriate Company representatives, without fear of retaliation, certain accounting information relating to possible fraud. Our employees may submit any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters to the Audit Committee, our General Counsel, or through an anonymous telephone hotline. The goal of this policy is to discourage illegal activity and business conduct that damages Hecla's reputation, business interests, and our relationship with shareholders.

Certain Relationships and Related Transactions

We review all relationships and transactions with related persons to determine whether such persons have a direct or indirect material interest. Transactions with related persons are those that involve our directors, executive officers, director nominees, greater than 5% shareholders, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest. Transactions that are reviewed as related party transactions by us are transactions that involve amounts that would exceed $120,000 (the current threshold required to be disclosed in the Proxy Statement under SEC regulations) and certain other transactions. Pursuant to our Code of Business Conduct and Ethics, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the Corporate Governance and Directors' Nominating Committee. We evaluate these reports along with responses to our annual director and officer questionnaires for any indication of possible related party transactions. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions. If a transaction is deemed by us to be a related party transaction, the information regarding the transaction is discussed with the Board. As required under the SEC rules, transactions that are determined to be directly or indirectly material to Hecla or a related party are disclosed in our Proxy Statement.

In December 2007, we created the Hecla Charitable Foundation (the "Foundation"). We have made and intend to continue to make charitable contributions to the Foundation, which in turn has provided and intends to continue to provide grants to other organizations for charitable and educational purposes. James A. Sabala and Dr. Dean W.A. McDonald (our Senior Vice President and Chief Financial Officer and Senior Vice President – Exploration, respectively) serve as directors of the Foundation. In December 2007, our Board made a contribution of 550,000 shares of our common stock to the Foundation. Since 2007, the Foundation has sold 279,860 shares of our common stock. Cash contributions totaling $2.0 million and $1.5 million were made by the Company to the Foundation during 2011 and 2010, respectively. The funds from the sale of the shares and the additional cash were put into various investment accounts. The Foundation is currently operating in a self-sufficient manner. The Company gave no additional funds to the Foundation during 2015. The Foundation holds 270,140 shares of our common stock as of December 31, 2015. The value of those shares based on the closing price of our common stock on the NYSE on December 31, 2015 ($1.89), was $510,565. In 2015, the Foundation gave $331,575.13 in donations.

In 2015, we did not make any contribution to any charitable organization of which a director served as an executive officer, which exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

PROPOSAL 2 – APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS TO REMOVE CERTAIN 80% SUPERMAJORITY VOTING PROVISIONS

Overview

There are certain provisions in our Certificate of Incorporation (the "Certificate") and Bylaws that can only be revised through the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors. We refer to these shares as "Voting Stock" and to this voting requirement as "80% supermajority" throughout this Proposal 2 and Proposal 3. Certain of these provisions relate to the authority to call special meetings of shareholders, and currently, only our Board has such authority.

We are seeking the approval of our shareholders to amend our Certificate and Bylaws to remove those 80% supermajority voting requirements that impact who may call special meetings of shareholders, and replace them with two-thirds voting standards. We refer to this lower voting requirement as "two-thirds vote" throughout this Proposal 2 and Proposal 3. If approved, this proposal would become effective upon the filing of an amendment to our Certificate with the Secretary of State of Delaware, which we intend to do promptly after the required shareholder approval is obtained, at which time the related amendment to our Bylaws would also become effective.

As described more fully below under Proposal 3, in 2014, we sought the approval of our shareholders to amend the Certificate and Bylaws to add a right permitting

shareholders who have held at least a 25% "net long position" in our outstanding common stock for at least 120 days to call special meetings of shareholders, subject to the conditions set forth in our Bylaws (we refer to this as the "Special Meeting Proposal"). In order to implement the Special Meeting Proposal, an 80% supermajority vote of our shareholders was required. The 80% supermajority vote was not obtained in 2014 and as a result we were unable to implement the Special Meeting Proposal.

We are again proposing the Special Meeting Proposal at our 2016 Annual Meeting of Shareholders. It is described in Proposal 3 below.

We believe that the 80% supermajority vote requirement is an impediment to implementing the Special Meeting Proposal because of the difficulty in getting the holders of that many shares to vote at a shareholders meeting. If instead of the 80% supermajority provisions, the required vote to implement the Special Meeting Proposal was two-thirds of the Voting Stock, we believe the Special Meeting Proposal would have a better chance to be approved by our shareholders. However, even with the change to the lower two-thirds vote requirement, there is no assurance that the Special Meeting Proposal will be approved by the required vote of our shareholders. See *Required Vote, Our Board's Recommendation and Additional Information* below.

Current Provisions in Certificate and Bylaws

Currently, the Certificate states that shareholders can alter, amend or repeal certain Bylaws relating to calling a special meeting of shareholders, only if that action is approved by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class (this supermajority voting provision is in Article V of the Certificate). Likewise, the Certificate currently states that a supermajority

vote of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, is necessary to alter, amend or repeal Article VII of the Certificate, which provides that special meetings of shareholders can only be called by our Board. Finally, the Bylaws also contain a similar provision regarding amending the provision therein concerning calling special meetings of shareholders.

Set forth below are the relevant provisions of the Certificate and Bylaws:

Certificate

ARTICLE V.

Bylaws

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation by a majority vote of the entire Board at any regular or special meeting of the Board; **provided, however that, notwithstanding anything contained in this Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to (i) alter, amend or repeal any provision of the Bylaws which is substantially identical to and/or implements the last sentence of Article IV or Articles VI, VII or VIII, of this Certificate of Incorporation, or (ii) alter, amend or repeal any provision of this proviso to Article V.**

ARTICLE VII.

Actions by Shareholders

Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders. **Special meetings of shareholders of the Corporation may be called only by the Board pursuant to a resolution approved by a majority of the entire Board. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article VII.**

Bylaws

ARTICLE VI.

Amendments

These Bylaws may be altered or repealed and Bylaws may be made at any annual meeting of the shareholders or at any special meeting thereof if notice of the proposed alteration or repeal of Bylaws to be made be contained in the notice of such meeting, by the affirmative vote of the holders of a majority of the total voting power of all outstanding shares of the voting stock of the Corporation. These Bylaws may also be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board of Directors, at any annual or regular meeting of the Board of Directors, or at any special meeting of the Board of Directors if notice of the proposed alteration or repeal, or Bylaws or Bylaws to be made, be contained in the notice of such special meeting.

Notwithstanding anything contained in these Bylaws to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Section 4 or 6 of Article II, or Section 1, 2 or 3 of Article III, of these Bylaws.

Proposed Amendments to Certificate and Bylaws

This Proposal 2 proposes to amend the Certificate and Bylaws so that future amendments to certain provisions within the Certificate and the Bylaws can be approved by a two-thirds vote of the outstanding shares rather than an 80% supermajority vote. Specifically, in this Proposal 2, we propose:

- to amend the supermajority voting requirement in Article V of the Certificate by specifying that the applicable threshold to amend the Bylaw provision relating to special meetings of shareholders is two-thirds. As a result, any future action by shareholders to alter, amend or repeal the Bylaw relating to calling a special meeting of shareholders would require approval by the affirmative vote of at least two-thirds of the voting power of the then outstanding Voting Stock, voting together as a single class;

- to amend the supermajority voting requirement in Article VII of the Certificate by replacing the reference to "80 percent" with "two-thirds", solely with respect to the provision in Article VII concerning the ability to call special meetings of shareholders. As a result, any future action by shareholders to alter, amend or repeal the provisions in the Certificate relating to calling a special meeting of shareholders would require approval by the affirmative vote of at least two-thirds of the voting power of the then outstanding Voting Stock, voting together as a single class; and

- to amend the supermajority voting requirement in Article VI of the Bylaws by specifying that with respect to Section 4 of Article II of the Bylaws, the applicable vote threshold is two-thirds to amend. As a result, any future action by shareholders to alter, amend or repeal the Bylaw relating to calling a special meeting of shareholders would require approval by the affirmative vote of at least two-thirds of the voting power of the then outstanding Voting Stock, voting together as a single class.

Required Vote, Our Board's Recommendation and Additional Information

Our Board is committed to good governance practices and this Proposal 2 is the result of our Board's ongoing review of our corporate governance principles. As part of that review, our Board recognizes that the chances of obtaining shareholder approval of the Shareholder Meeting Proposal described below in Proposal 3 in the future (if it is not approved at the 2016 Annual Meeting) may be improved if the changes to the Certificate and Bylaws described in this Proposal 2 are approved by our shareholders. Although Proposal 2 and Proposal 3 will each require the affirmative vote of holders of at least 80% of our outstanding shares of common stock, the approval of one of these proposals is not conditioned on the other, and if Proposal 2 is passed but Proposal 3 is not, then if in the future we again seek approval of the Special Meeting Proposal, it would only need to be approved by the lower two-thirds vote rather than the current 80% supermajority vote.

After receiving shareholder input and the advice of management and outside advisors, our Board considered the relative weight of the arguments in favor of and opposed to maintaining the supermajority voting requirements described herein. As a result, and based upon the recommendation of the Corporate Governance and Directors' Nominating Committee, our Board, at its meeting on February 20, 2016, approved and declared advisable and in our shareholders' best interests, the amendments to the Certificate and Bylaws described in this Proposal 2.

The above description is a summary, and is qualified by and subject to the full text of the proposed amendments to our Certificate and Bylaws, which are set forth in Appendix A and Appendix B, respectively. Additions of text contained in the appendices are indicated by underlining and deletions of text are indicated by strikeouts.

According to our current Certificate and Bylaws, approval of this proposal requires the affirmative vote of holders of at least 80% of our outstanding shares of common stock.

☑ **Our Board recommends that shareholders vote "FOR" the amendments to the Certificate of Incorporation and Bylaws to remove certain 80% supermajority voting requirements and replace them with two-thirds voting standards as described above.**

PROPOSAL 3 – APPROVAL OF AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS TO PERMIT SHAREHOLDERS, UNDER CERTAIN CIRCUMSTANCES, TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

Overview

We are seeking the approval of our shareholders to amend our Certificate and Bylaws to add a right permitting shareholders who have held at least 25% "net long position" in our outstanding common stock for at least 120 days to call special meetings of shareholders, subject to the conditions set forth in our Bylaws, as described below. Currently, shareholders do not have the right to call special shareholder meetings; only our Board can call such meetings. If approved, this proposal would become effective upon the filing of an amendment to our Certificate with the Secretary of State of Delaware, which we intend to do promptly after the required shareholder approval is obtained, at which time the related amendment to our Bylaws would also become effective.

We proposed these same amendments for shareholder approval at our 2014 Annual Shareholder Meeting. While shareholders owning almost 41% of our Voting Stock voted in favor of these amendments in 2014, the level of support was not sufficient to approve the amendments. See *Required Vote, Our Board's Recommendation and*

Additional Information below. Because our Board continues to believe that these amendments are appropriate, we are again asking shareholders to vote "For" these proposed amendments. In addition, under Proposal 2, we are seeking the approval of our shareholders to amend our Certificate and Bylaws to remove all 80% supermajority voting requirements that impact who may call special meetings of shareholders (other 80% supermajority voting requirements will be unaffected), and replace them with two-thirds voting standards. If Proposal 2 is passed, we believe it will improve the chances that (if Proposal 3 is not adopted at the 2016 Annual Meeting) an amendment permitting shareholders to call special meetings of shareholders under certain circumstances, if proposed in the future, would be adopted. However, even if Proposal 2 is approved by the required vote of our shareholders, there is no assurance that this Proposal 3 will be approved by the required vote of our shareholders. See *Required Vote, Our Board's Recommendation and Additional Information* below.

Proposed Amendments to Certificate and Bylaws

This Proposal 3 proposes to amend the Certificate and Bylaws to implement the right of shareholders who have held at least a 25% "net long position" in our outstanding common stock for at least 120 days to call special meetings of shareholders, subject to compliance with the requirements set forth in our Bylaws, as proposed to be amended.

Our Board believes that establishing an ownership threshold of at least 25% in order for a shareholder (or group of shareholders) to request a special meeting strikes

an appropriate balance between enhancing shareholder rights and avoiding the situations that could arise if the threshold were set so low that a small minority of shareholders, including shareholders with special interests, could force the Company to incur the time and expense of convening a special meeting to consider a matter of little or no interest to other shareholders. Organizing and preparing for a special meeting involves significant attention of our Board and management, which could divert their attention from performing their primary functions: to oversee and operate our business in the best interests of our shareholders. In addition, for every special meeting of shareholders, the Company incurs significant costs. We will continue to maintain our existing governance mechanisms that afford management and our Board the ability to respond to proposals and concerns of all shareholders, regardless of the level of share ownership.

Establishing a 25% "net long position" threshold for the right to call a special meeting would ensure that matters proposed for consideration have significant support among our shareholders. A shareholder's "net long position" is generally defined as the amount of common stock in which the shareholder holds a positive (also known as "long") economic interest, reduced by the amount of common stock in which the shareholder holds a negative (also known as "short") economic interest. In addition, requiring that shareholders must have held their stock for at least 120 days helps to ensure that their economic interest in the Company's affairs is more than transitory. Also during the required 120 day holding period, the Company will continue to make disclosure through its statutory filings, which may provide shareholders with information that might avoid an unnecessary call for special meetings of shareholders.

The proposed amendment to our Bylaws contains procedural and information requirements for shareholders to call a special meeting, including, without limitation, that (i) no business may be conducted at the special meeting except as set forth in the Company's notice of meeting, (ii) a special meeting will not be held if similar business is to be covered at an annual or special meeting called by the Board to be held within 90 days after the special meeting request is received by the Secretary, (iii) no shareholder special meeting request may be made during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iv) a special meeting request cannot cover business substantially similar to what was covered at an annual or special meeting held not more than 120 days before the special meeting request was received by the Secretary, (v) any shares beneficially owned or held of record as of the date of the request and sold by the requesting holder prior to the meeting will be treated as a revocation of the request to the extent of the shares sold, and (vi) the requesting shareholder's notice must include information (as specified in the amendment to the Bylaws) as to the business proposed to be conducted, as to each nominee (if applicable), and as to the shareholder giving notice and the beneficial owner, if any, on whose behalf the proposal is made.

Required Vote, Our Board's Recommendation and Additional Information

Our Board is committed to good governance practices and this Proposal 3 is the result of our Board's ongoing review of our corporate governance principles. After receiving shareholder input and the advice of management and outside advisors, our Board considered the relative weight of the arguments in favor of and opposed to the ability of shareholders, under certain circumstances, to call special meetings as described herein. As a result, and based upon the recommendation of the Corporate Governance and Director's Nominating Committee, our Board, at its meeting on February 20, 2016, approved and declared advisable and in our shareholders' best interests the amendments to the Certificate and Bylaws described in this Proposal 3.

The above description is a summary, and is qualified by and subject to the full text of the proposed amendments to our Certificate and Bylaws, which are set forth in

Appendix C and Appendix D, respectively. Additions of text contained in the appendices are indicated by underlining and deletions of text are indicated by strikeouts.

Our Board has approved this proposal, and according to our current Certificate and Bylaws, approval of this proposal requires the affirmative vote of holders of at least 80% of our outstanding shares of common stock.

> ☑ **Our Board recommends that shareholders vote "FOR" the amendments to the Certificate of Incorporation and Bylaws to permit shareholders, under certain circumstances, to call special meetings of shareholders.**

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF BDO USA, LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. The committee appointed BDO USA, LLP ("BDO") as the independent registered public accounting firm for Hecla for the calendar year ending December 31, 2016. BDO has been retained in that capacity since 2001. The committee is aware that a long-tenured auditor may be believed by some to pose an independence risk. To address these concerns, our committee:

- reviews all non-audit services and engagements provided by BDO, specifically with regard to the impact on the firm's independence;

- conducts a quarterly assessment of BDO's service quality, and its working relationship with our management;

- conducts regular private meetings separately with each of BDO and our management;

- interviews, and approves the selection of, BDO's new lead engagement partner with each rotation; and

- at least annually obtains and reviews a report from BDO describing all relationships between the independent auditor and Hecla.

The members of the committee believe that the continued retention of BDO to serve as our independent registered public accounting firm is in the best interests of Hecla and its shareholders.

Although ratification is not required, the Board is submitting the appointment of BDO to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm, and as a matter of good corporate practice. In the event that our shareholders fail to ratify the appointment, it will be considered as a direction to the Board and to the committee to consider the appointment of a different firm. Even if the appointment is ratified, the committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interest of the Company and our shareholders.

Representatives of BDO are expected to be present at the Annual Meeting with the opportunity to make statements and respond to appropriate questions from shareholders present at the meeting.

> ☑ **The Audit Committee and Board recommend that shareholders vote "FOR" the ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm for 2016.**

Report of the Audit Committee

The committee's principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of our financial statements; (ii) the independent auditor's qualifications and independence; (iii) the performance of our internal auditor and the independent auditor; and (iv) our compliance with laws and regulations, including disclosure controls and procedures. During 2015, the committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements. The committee met eight times in 2015.

The committee acts under a written charter as amended on December 1, 2015. You may obtain a copy of the charter in the "Investors" section of http://www.hecla-mining.com under "Corporate Governance."

In performing its functions, the Audit Committee:

- met with our internal auditor and independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations and their evaluations of Hecla's internal controls;

- reviewed and discussed with management the audited financial statements included in our Annual Report;

- discussed with our independent registered public accounting firm the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") standards; and

- received the written disclosures and the letter from our independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered accountant's communication with the Audit Committee concerning independence, and discussed with them matters relating to their independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the calendar year ended December 31, 2015, for filing with the SEC.

Respectfully submitted by
The Audit Committee of the
Board of Directors

Charles B. Stanley, Chairman[6]
Terry V. Rogers
Ted Crumley[7]

---

[6] Mr. Stanley assumed the role of chairman of the Audit Committee following the passing of John H. Bowles in December 2015.
[7] Mr. Crumley was appointed to the Audit Committee following the passing of Mr. Bowles.

Audit and Non-Audit Fees

The following table represents fees for professional audit services rendered by BDO for the audit of our annual financial statements for the years ended December 31, 2015 and December 31, 2014, and fees for other services rendered by BDO during those periods.

	2015	2014
Audit Fees[1]	$698,500	$577,700
Audit Related Fees[2]	87,000	87,000
Tax Fees[3]	3,600	17,800
All Other Fees	—	—
Total	$789,100	$682,500

[1] Relates to services rendered in connection with the annual audit of our consolidated financial statements, quarterly reviews of financial statements included in our quarterly report on Form 10-Q, and fees related to the registration of securities with the SEC.

[2] Consisted principally of fees for audits of financial statements of employee benefit plans.

[3] Consisted of fees for tax consultation and tax compliance services, tax planning and miscellaneous tax research.

The committee's current practice requires pre-approval of all audit services and permissible non-audit services to be provided by the independent registered public accounting firm. The committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence. On a periodic basis, management reports to the committee regarding the actual spending for projects and services compared to the approved amounts. In addition, the committee has delegated authority to grant certain pre-approvals to the committee chair. Pre-approvals granted by the committee chair are reported to the full committee at its next regularly scheduled meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee ("committee") strives to design a fair and competitive compensation program for executive officers that will attract, motivate and retain highly qualified and experienced executives, reward performance and provide incentives that are based on our performance, with an overall emphasis to maximize our long-term shareholder value. Our executive compensation program consists of several components, including base salary, annual and long-term performance awards (paid in cash or equity), equity awards, a deferred compensation plan and retirement benefits. This Compensation Discussion and Analysis ("CD&A") provides information regarding our compensation objectives, the relationship between the components of our compensation program and our objectives and factors considered by the committee in establishing compensation levels for our NEOs. The NEOs who are discussed throughout this CD&A and in the compensation tables are:

Name	Age	Principal Position
Phillips S. Baker, Jr.	56	President and CEO
James A. Sabala	61	Senior Vice President and Chief Financial Officer
Lawrence P. Radford	55	Senior Vice President – Operations
Dr. Dean W.A. McDonald	59	Senior Vice President – Exploration
David C. Sienko	47	Vice President – General Counsel
Don Poirier	57	Former Vice President – Corporate Development

Executive Summary

Hecla is a primary leading, low-cost silver producer with operating silver mines in Alaska (Greens Creek), Idaho (Lucky Friday), and Mexico (San Sebastian) and is a gold producer with an operating mine (Casa Berardi) in Quebec, Canada. We also produce lead and zinc. In addition to our diversified silver and gold operating cash-flow generating base, we have a number of exploration properties and pre-development projects in six world-class silver and gold mining districts in North America. With an active exploration and pre-development program, we have consistently grown our reserve base for future production.

Our stock price is heavily influenced by silver and gold prices, which fluctuate widely and are primarily driven by economic, political and regulatory factors that are difficult to predict and outside of our control. Silver, gold, and lead prices declined to annual averages of $15.70, $1,160, and $0.81, respectively for 2015, from average prices of $19.08 for silver, $1,266 for gold, and $0.95 for lead for 2014, and $23.79 for silver, $1,410 for gold, and $0.97 for lead in 2013. Average prices of zinc in 2015 decreased to $0.88 from $0.98 in 2014, and were slightly higher than

the average of $0.87 in 2013. The decrease in metals prices negatively impacted our operating results in spite of increased production of silver, gold, and zinc in 2015 compared to 2014.

In 2015, silver and gold prices continued to be under pressure and were lower than in 2013 and 2014. We believe the drop in the prices was largely related to macroeconomic forces such as interest rates (actual and anticipated), strength of the U.S. dollar and the lack of realized or anticipated inflation. As the U.S. and other economies displayed signs of improvement, investor preference appears to have trended away from commodity-based silver and gold mining stocks toward potentially higher yields, furthering the decline in silver and gold industry market capitalization. As Hecla's stock price is highly correlated and dependent on silver and gold prices, we were not immune to the industry shift. However, relative to our peers, we performed slightly above average (54th percentile). The chart below shows the change in our share price in 2015 compared to each of the companies in our peer group.



Key Operating and Financial Results

In 2015, our business faced a challenging silver and gold price environment. We aggressively reduced costs while continuing to focus on safety and sustainability. During the year, we delivered on our production targets, improved operational efficiencies and kept all key projects on target and on budget.

The mining business requires long-term planning and implementation of operating strategies over several years to deliver successful operating and financial results. Accordingly, in the table below and summary that follows, we set forth our key operating and financial results for years 2015, 2014 and 2013.

Key Results	As of and for the Year Ended December 31,					
		2015		2014		2013
Silver (ounces) produced		11,591,603		11,090,506		8,919,728
Gold (ounces) produced		189,327		186,997		119,989
Lead (tons) produced		39,965		40,255		30,374
Zinc (tons) produced		70,073		67,969		61,406
Sales of products	$	443,567	$	500,781	$	382,589
Net income (loss)	$	(86,968)	$	17,824	$	(25,130)
Basic income (loss) per common share	$	(0.23)	$	0.05	$	(0.08)
EBITDA[8]	$	107,316	$	151,532	$	69,130
Cash from operating activities (in millions)	$	106.4	$	83.1	$	26.6
Cash and cash equivalents (in millions)	$	155.2	$	209.7	$	212.2

[8] Earnings before interest, taxes, depreciation, and amortization ("EBITDA") is a measurement that is not in accordance with GAAP. EBITDA is used by management, and we believe is useful to investors, for evaluating our operational performance. A reconciliation of this non-GAAP measure to net income (loss), the most comparable GAAP measure, can be found in Appendix E under *Reconciliation of Non-GAAP Measures to GAAP*.

Despite lower metals prices in 2015 compared to 2014, we significantly improved our operating performance. Our overall operating and financial results are more fully described in "*Management's Discussion and Analysis of Financial Conditions and Results of Operations*" in our Annual Report on Form 10-K filed with the SEC on February 23, 2016. Our 2015 results were strong relative to our 2014 results. In 2015, we achieved the following:

- achieved record silver production at 11.6 million ounces, a 5% increase over 2014, the highest in the Company's history, at a cash cost, after by-product credit per silver ounce;[9]

- produced 189,327 ounces of gold, a 1% increase over 2014, with a cash cost, after by-product credits, per gold ounce of $772;[9]

- increased zinc production by 3% compared to 2014 production;

- increased silver equivalent production 9% over 2014 and 159% over 2013 levels to 37.5 million ounces;

- increased year-end silver reserve levels for the tenth consecutive year to the highest in Company history, with silver reserves up 2%;

- achieved sales of products of $443.6 million, which was within 11% of our record sales in 2014 in spite of lower average prices for all metals we produce;

- made the decision to develop a surface mine at our San Sebastian unit in the third quarter of 2015, and commenced production there in the fourth quarter;

- acquired Revett Mining Company, giving us ownership of the Rock Creek project in northwestern Montana;

- generated operating cash flow of $106.4 million, a 28% increase from 2014 despite lower metals prices; and

- ended the year with a cash balance of $155.2 million.

Shareholder Outreach and 2015 Advisory Vote on Executive Compensation

Over the last three years, we have undertaken significant shareholder outreach efforts in an effort to elicit and understand the concerns of our shareholders. In response to shareholder concerns gleaned from our shareholder outreach, we made changes to our executive compensation program in 2014 and 2015, and we believe as a result of those changes, last year's say-on-pay vote achieved 83% support. We believe that open dialogue with our shareholders and reflecting their feedback in our compensation decisions was critical to our success in achieving such a high percentage of support.

In 2015, and in advance of our 2016 Annual Meeting, we continued to reach out to our shareholders. We contacted investors that collectively held over 45% of our common

stock. We also held one-on-one discussions with the two major proxy advisory firms. The purpose of these meetings was to gain feedback on the changes we made to our executive compensation in 2014 and 2015 and to discuss any further concerns. A management team (excluding NEOs) held one-on-one discussions with shareholders holding over 10% of our common stock. During our discussions, all of the changes made to our executive compensation program in 2014 and 2015 were well-received. The one common issue raised during our conversations was to see more pay-for-performance disclosure in our Proxy Statement.

Oversight and Determination of the Executive Compensation Program

Role of the Compensation Committee. The committee, consisting entirely of independent members (Nethercutt, Crumley, Rogers and Taylor), has primary responsibility for executive compensation decisions. The committee carries out its responsibilities under a charter approved by the Board. In 2014, the committee and the Board amended the committee's charter to provide that the committee

has the authority to approve all executive compensation, including our CEO's (but not that of our independent directors, which remains decided by the full Board). The committee receives assistance from its independent executive compensation consultant, Mercer, and uses this information in making decisions and conducting its annual review of the Company's executive compensation program.

---

[9] Cash cost, after by-product credits, per ounce of silver and gold is a non-GAAP measurement, a reconciliation of which to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measures, can be found in Appendix E under "Reconciliation of Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) to cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP).

Role of Independent Compensation Consultant. The committee independently seeks and receives advice from independent compensation and benefits consultants, which it believes is useful in conducting reviews of our compensation programs. In addition to providing technical support and input on market practices, the committee's goal in using compensation and benefits consultants is to provide external benchmark information for assessing compensation relative to our compensation philosophy.

The committee sought advice and external benchmarking information from Mercer on a number of occasions in connection with conducting reviews of our compensation program. The committee has assessed Mercer's independence in light of SEC rules and NYSE listing standards, and has determined that Mercer's work does not raise any conflicts of interest or independence concerns.

Mercer performs executive compensation services solely on behalf of the committee, is engaged by and reports directly to the committee, meets separately with the committee with no members of management present, and consults with the committee chair between meetings. As described on page 37 under "*Benchmarking Using Compensation Peer Groups*," Mercer assists the committee in identifying the appropriate companies to be included in our peer group for executive and director compensation and pay practices, and in benchmarking our executive and director pay against the peer group each year.

In July 2015, Mercer performed a competitive analysis and presented its findings and recommendations to the committee. The competitive analysis provided detailed comparative data for each executive officer position and assessed each component of pay, including base salary, short- and long-term incentives and total target compensation, as well as the mix of compensation among these pay elements. We compared this information to our executives' compensation by similarity of position. The committee also reviewed our performance and carefully evaluated each executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with Hecla, current compensation arrangements and long-term potential.

The committee has established procedures that it considers adequate to ensure that Mercer's advice to the committee remains objective and is not influenced by Company management. These procedures include: a direct reporting relationship between the Mercer consultant and the committee; a provision in the committee's engagement letter with Mercer specifying the information and recommendations that can and cannot be shared with management; an annual update to the committee on Mercer's financial relationship with Hecla, including a summary of the work performed for Hecla during the preceding 12 months; and written assurances from Mercer that within the Mercer organization, the Mercer consultant who performs services for Hecla has a reporting relationship determined separately from Mercer's other lines of business and from its other work for Hecla.

The total amount of fees for executive compensation consulting services Mercer provided to the committee in 2015 was $108,688.

During 2015, management hired Mercer or its affiliates to provide consulting services on our benefit plans, including support under the Affordable Care Act. The total amount of fees for these additional consulting services in 2015 was $150,011. The decision to engage Mercer or its affiliates for these additional consulting services was made by management, and neither the committee nor the Board approved these other services.

Role of Management. The committee considers input from the CEO in making determinations regarding our executive compensation program and the individual compensation of each executive officer (other than himself). As part of our annual review process, the CEO reviews the performance of each member of the executive team (other than the CEO), and their contribution to the overall performance of the Company. Approximately mid-year, the CEO presents recommendations to the committee regarding base salary adjustments, target annual incentive awards, stock-based grants, and long-term performance unit grants, based on a thorough analysis of relevant market compensation data comparing Hecla with an applicable peer group within the mining industry. The CEO and senior management also make recommendations to the committee regarding our annual and long-term quantitative goals and annual qualitative goals for the executive officers (other than the CEO), as well as recommendations regarding the participation in our stock-based compensation plans and amendments to the plans, as necessary.

Benchmarking Using Compensation Peer Groups. To attract and retain key executives, our goal is to provide competitive compensation. We generally align our NEO total compensation to the median of our peer companies and survey composite data. However, we allow total compensation to exceed the median when our Company performance and individual experience, responsibilities and performance warrant.

Central to the pay review process is the selection of a relevant peer group. Because we operate in a global business that is dominated by Canadian companies, our peer group reflects this with only five U.S. companies among our peer group. The committee reviews and determines the composition of our peer group on an annual basis, based on recommendations from Mercer. In 2015, the committee, assisted by Mercer, removed one peer from the 2014 peer group (Allied Nevada Gold), and identified two new peers (B2Gold and Primero). For 2015, Hecla's peer group was made up of the following 17 companies, whose aggregate profile was comparable to Hecla in terms of size, industry and competition for executive talent.

Company	Annual Revenue[1] ($ millions US)	Market Cap[1] ($ millions US)	Total Assets[1] ($ millions US)	Corporate Location
IAMGOLD Corporation	1,008	1,019	4,223	Canada
AuRico Gold Inc.	291	828	2,282	Canada
Centerra Gold Inc.	763	1,229	1,629	Canada
Pan American Silver Corporation	752	1,400	2,018	Canada
New Gold Inc.	726	2,168	3,882	Canada
Coeur Mining Inc.	636	528	1,333	United States
Stillwater Mining Company	944	726	1,399	United States
B2Gold Corp.	487	1,501	2,119	Canada
Alamos Gold Inc.	170	910	880	Canada
Detour Gold Corporation	536	1,290	2,517	Canada
Tahoe Resources Inc.	350	2,053	976	United States
Primero Mining	275	622	915	Canada
Silver Standard Resources Inc.	300	405	986	Canada
Thompson Creek Metals Company	807	356	2,846	United States
Royal Gold, Inc.	237	4,916	2,892	United States
Endeavour Silver Corp.	197	223	266	Canada
First Majestic Silver Corp.	246	590	771	Canada
Median	**487**	**910**	1,629	
Hecla Mining Company	**501**	**1,025**	2,262	United States

[1] In $US millions as of year-end 2014.

The peer group is composed entirely of publicly held companies, most of which are engaged in the business of mining precious metals with revenue, market capitalization and total assets within a reasonable range of Hecla's. We believe these peer companies are appropriate because they are in the same industry, compete with us for executive talent, have executives in positions similar to ours, and are considered by the committee to be in an acceptable range of revenue, market capitalization and/or total assets compared to Hecla.

In making compensation decisions the committee also reviews survey data provided by Mercer from the following mining and general industry survey sources:

- Mercer US Mining Industry Compensation Survey

- Mercer Canadian Mining Industry Compensation Survey

- Mercer U.S. Premium Executive Remuneration Suite (general industry)

Base salaries are targeted between the 25th percentile and median (50th percentile), with incentive opportunities that can provide above-median total compensation based on performance. In 2015, target total direct compensation (base salary, short- and long-term incentives) for our NEOs was between the median and the 75th percentile of both the peer group and survey data. Compensation for individuals within this group may be positioned higher or lower than market median where the committee believes appropriate, considering each executive's roles and responsibilities and experience in their position within Hecla.

Mercer provided the committee with a report summarizing executive compensation levels at the 25th, 50th and 75th percentiles of the peer group and the survey data for positions comparable to those held by each of our NEOs. The committee also received an analysis from Mercer comparing the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target annual incentive plus value of long-term incentives) for each of the NEOs against these benchmarks. For retention and competitive considerations, in comparison to the peer group data or survey data applicable to each NEO's position, we target each NEO's total cash compensation at the median level and the total target compensation at or above the median level, and deliver compensation above or below these levels when warranted by performance.

The committee suggests that the following consideration be kept in mind regarding comparisons of our NEO compensation and Company performance against external benchmarks:

- *Standard industry classifications and groupings limited to U.S. companies alone are not appropriate to determine Hecla's peers.* There are very few public U.S. mining companies that are involved in the precious metals business. Most precious metals companies are in Canada with some employees who are U.S. citizens. This means that most of Hecla's true peers are excluded from the U.S. industry classification. In addition, the limited number of U.S.

precious metals companies of comparable size to Hecla means that companies from the broader "material" industry are substituted by some proxy advisors for comparison purposes. The performance of precious metal companies is often negatively correlated to the broader industry, so benchmarking Hecla's Total Shareholder Return ("TSR") against chemical, construction materials, base metals and forest products companies is simply not relevant in determining relative performance.

- *Comparing Hecla's TSR to other companies over discrete time periods is imperfect.* TSR is the primary measure used by proxy advisors in comparing performance across companies. However, fairly measuring TSR for one company during times of high stock price volatility, such as that faced by Hecla and others in the precious metals industry over the past year, can be an imperfect point of comparison since the selection of starting and ending stock prices that are within several days or weeks of one another can produce very different TSR results. Moreover, comparisons with companies that are not in the same industry as Hecla, and therefore not subject to precious metals price volatility and other prevailing industry economic factors, is even more problematic.

In 2015, the committee also approved a separate peer group to be used specifically with regard to TSR. The TSR peer group is as follows:

IAMGOLD Corporation	AuRico Gold Inc.*
First Majestic Silver Corp.	Silver Standard Resources Inc.
Detour Gold Corporation	Centerra Gold
Coeur Mining Inc.	New Gold Inc.
B2Gold Corp.	Pan American Silver Corporation
Primero Mining	Alamos Gold Inc.*
Tahoe Resources Inc.	Endeavour Silver Corp.

* AuRico Gold and Alamos Gold merged in 2015, and are now listed under Alamos Gold Inc.

Compensation Philosophy and Objectives

We operate in a competitive and challenging industry. Over the past decade, a worldwide mining boom has significantly increased the demand for executives with mining-related skills and experience. In addition, the supply of mining executives is very limited, particularly in the United States. As a result, having a viable compensation strategy is critical to our success.

Our compensation philosophy is to pay our NEOs competitive levels of compensation that best reflect their individual responsibilities and contributions to the Company, while providing incentives to achieve our business and financial objectives. While comparisons to compensation levels at companies in our peer group are helpful in assessing the overall competitiveness of our compensation program, we believe that our executive compensation program also must be internally consistent and equitable in order for the Company to achieve our corporate objectives.

The pay-for-performance philosophy of our executive compensation programs described in this Proxy Statement plays a significant role in our ability to produce strong operating, exploration, strategic, and financial results. It enables us to attract and retain a highly experienced and successful team to manage our business. Our pay programs strongly support our business objectives and are aligned with the value provided to our shareholders. Further, as an executive's level of responsibility within our organization increases, so does the percentage of total compensation that we link to performance – through the annual incentive and long-term incentive programs, as well as share performance.

In setting policies and practices regarding compensation, the guiding philosophy of the committee is to:

- have compensation that is primarily at-risk and based on strategic objectives and tactical activities; and

- acquire, retain and motivate talented executives.

The committee believes that a mix of both cash and equity incentives is appropriate, as annual cash incentives reward executives for achieving both short- and long-term quantitative and qualitative goals, while equity incentives align the interests of executives with those of other shareholders. In determining the amount of the cash and equity incentives, the committee considers each officer's total compensation on both a short- and long-term basis to assess the retention and incentive value of his or her overall compensation.

The committee conducts its annual review process near the end of each calendar year in order to align each executive's compensation awards with the Company's operational, financial and strategic results for the calendar year.

We also maintain the following pay practices that we believe enhance our pay-for-performance philosophy and further align our NEOs' interests with those of shareholders:

We DO NOT Have these Practices

- ✖ Repricing of stock options
- ✖ Perquisites
- ✖ Excise tax gross-ups

We DO Have these Practices

- ✓ Incentive award metrics that are objective and tied to Company performance
- ✓ 81% of CEO and 71% of NEO pay is at-risk
- ✓ Over 65% of total compensation for the CEO is performance-based
- ✓ 46% of total compensation for NEOs other than the CEO is performance-based and 25% is granted in equity
- ✓ 100% of the CEO's annual incentive compensation is tied solely to Company performance
- ✓ Rigorous stock ownership requirements for our NEOs and directors
- ✓ Compensation recoupment "Clawback" policy
- ✓ Double-trigger change in control severance for NEOs
- ✓ Equity awards that vest over a three-year period to promote retention
- ✓ Anti-hedging policy

Elements of Total Compensation

We have a multifaceted compensation program. For the year ended December 31, 2015, our executive compensation program consisted of the following elements:

BASE SALARY

Objective: Provide a fixed level of cash compensation for performing day-to-day responsibilities generally at less than median of peers.

Key Features: Base salary reviews are performed in the middle of each year for the 12-month period from July 1 to June 30.

Terms: Paid semi-monthly.

INCENTIVE PAY

Annual Incentive Plan

Objective: Focus executives on achieving Company's short-term goals, and the performance steps necessary to achieve longer-term objectives.

Key Features: Based on corporate achievement of goals and individual performance. Some goals are quantitative, such as EBITDA and production, and cash position, while others are qualitative. Weighting is 50% quantitative corporate performance facts, 25% qualitative/other goals (which may include both (i) goals for specific NEOs and their related parts of our business or Hecla as a whole, and (ii) other quantitative goals related to specific NEOs and their related part of our business or Hecla as a whole), and 25% discretionary factor as determined by the committee.

Terms: Determined by the committee and paid in a single payment following the performance year. Awarded in the first quarter of each year. Designed to be awarded in cash, but may be paid in equity (in full or part).

Long-term Incentive Plan

Objective: Focus executives on longer-term value creation as determined by the specific targets of the plan.

Key Features: Based on corporate goals achieved over a three-year performance period. A new three-year performance period begins each calendar year and performance units are granted in the first half of each year. Each three-year plan identifies key long-term objectives that are expected to create long-term value for shareholders such as operating performance, increasing production and resources, increasing shareholder return, and developing significant capital programs.

Terms: Determined by the committee and paid in a single payment following the three-year performance period. Awarded in the first quarter of each year. Designed to be awarded in cash, but may be paid in equity (in full or part).

EQUITY

Restricted Stock Units and Stock Options

Objectives: Align management's interests with those of shareholders and provide incentive for NEOs to remain with the Company for the long term.

Key Features: Restricted stock unit awards are denominated in shares and delivered in stock with a vesting schedule of three years for NEOs. Stock option awards generally vest immediately with a five-year expiration period.

Terms: Restricted stock units are granted in the second quarter of each year. In recent years, only restricted stock unit awards have been made.

Performance-based Shares

Objectives: Provide incentive for CEO to remain with the Company for the longterm and to align CEO's interests with those of shareholders.

Key Features: Performance-based shares realize more value the higher the TSR ranks within the selected peer group.

Terms: Performance-based shares are granted to the CEO in the second quarter of each year and are based on a three-year TSR.

KEY EMPLOYEE DEFERRED COMPENSATION PLAN

Objective: Increased exposure to the Company, while also providing a tax deferral opportunity and encouraging financial planning.

Key Features: Allows for the voluntary deferral of base salary, annual incentive pay, long-term incentive pay and restricted stock unit payouts.

Terms: Generally, employee must make election in the previous year to defer in the coming year.

BENEFITS

Objectives: Attract and retain highly qualified executives.

Key Features: Participation in retirement plans, company-paid health, dental and vision insurance, life insurance, and accidental death and dismemberment insurance.

Terms: Same terms for all U.S. permanent full-time salaried employees.

Total Compensation Mix

Our executive compensation program – composed primarily of base salary, short- and long-term incentives, and equity awards – is intended to align the interests of our NEOs with the long-term interests of our shareholders. The program is designed to accomplish this by rewarding performance that results in an increase in the value of our shareholders' investment in Hecla. We believe that the proportion of at-risk, performance-based compensation should comprise a significant portion of executive pay.

The mix of compensation for our CEO and other NEOs, which we believe is similar to our peer group, is shown below.

2015 Target Compensation Structure. The following table lists total 2015 target compensation for the NEOs, which remained unchanged from 2014 target compensation with the exception of target LTIP which is decreased.

CEO Mix of Target Pay


31.6%
Equity
68.4%
Cash
15.8%
Performance-Based Shares
19.2%
Base Salary
15.8%
Restricted Stock Units
19.2%
Annual Incentive
30%
Long-term Incentive
80.8%
At Risk

Other NEO Mix of Target Pay


25.2%
Equity
74.8%
Cash
25.2%
Restricted Stock Units
28.6%
Base Salary
25.2%
Long-term Incentive
21%
Annual Incentive
71.4%
At Risk

NEO	Base Salary ($)	Annual Incentive Target Award ($)	Long-term Incentive Plan Target Award ($)	Equity ($)	Total ($)
Baker	605,000	605,000	950,000	1,000,000[1]	3,160,000
Sabala	380,000	304,000	340,000	345,000	1,369,000
Radford	380,000	304,000	340,000	335,000	1,369,000
McDonald	275,000	220,000	260,000	300,000	1,055,000
Sienko	250,000	150,000	190,000	154,000	744,000
Poirier	226,000	135,600	205,000	200,000	766,600

1 Consists of $500,000 in restricted stock units and $500,000 in performance-based shares.

Individual base salaries and annual incentive targets for the NEOs are based on the scope of each NEO's responsibilities, individual performance and market data. At the beginning of each year, we also define the key strategic objectives each NEO is expected to achieve during that year, which are evaluated and approved by the committee.

Overview of our Compensation Decisions and Results for 2015

Base Salary

Design. Pursuant to our market positioning policy, the committee targets base salaries between the 25th percentile and median of Hecla's peer group for our NEOs. An individual NEO's base salary may be set above or below this market range for that particular position, depending on the committee's subjective assessment of the individual NEO's experience, recent performance and expected future contribution, retention concerns, and the recommendation of our CEO (other than for himself). The committee does not use any type of quantitative formula to determine the base salary level of any of the NEOs. The committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the committee makes annual salary adjustments in the middle of each year for the 12-month period from July 1 to June 30.

Analysis and Decision. In July 2015, the committee reviewed a market analysis prepared by Mercer. The base salaries for all of our NEOs remained unchanged as their salaries were comparable to the base salaries of other executives in our peer group. Our NEOs base salaries have remained unchanged since July 1, 2014.

The following table shows base salaries for all NEO's from July 1, 2014 through December 31, 2015:

Base Salary for NEOs July 1, 2014 through December 31, 2015

NEO	7/1/14 to 6/30/15 Salary ($)	7/1/15 to 12/31/15 Salary ($)	Percentage Increase (%)
Phillips S. Baker, Jr.	605,000	605,000	0
James A. Sabala	380,000	380,000	0
Lawrence P. Radford	380,000	380,000	0
Dr. Dean W.A. McDonald	275,000	275,000	0
David C. Sienko	250,000	250,000	0
Don Poirier	226,000	226,000	0

Incentive Plans

Company Performance and Relationship to NEO Compensation. Our incentive compensation plans include the Hecla Mining Company Annual Incentive Plan and the Hecla Mining Company Executive and Senior Management Long-Term Performance Payment Plan. The plans include performance measures of the most important factors we believe contribute to Hecla's sustained long-term success that can lead to improved stock price performance.

Hecla Mining Company Annual Incentive Plan ("AIP"). Consistent with Hecla's pay-for-performance philosophy, substantially all salaried employees, including our NEOs, are eligible to participate in the AIP. Late in the prior year, or early in the current year, the committee approves a company-wide, short-term incentive pool that is available for payment to salaried employees, including the NEOs, the payment of which is based on Company performance during the prior year.

AIP Components. In 2014, the AIP was amended to use a more formulaic approach to awards, with less committee discretion. The AIP includes the following components and relative weights:

- quantitative corporate performance factors comprising 50% of the targeted award;

- qualitative/other goals, normally comprising 25% of the targeted award; and

- a discretionary factor as determined by the committee, normally comprising 25% of the targeted award.

While each component can achieve two and a half times the target (250%) with respect to the component, the maximum total payout is limited to two times the target award level (200%).

For 2015, the quantitative corporate performance factors were divided proportionally into three factors: production (20%), adjusted EBITDA (20%) and cash (10%).

The production factor converts gold, lead and zinc to silver equivalent at a ratio of 71 oz. silver to 1 oz. gold, 19.2 lb. lead to 1 oz. silver, and 17.25 lb. zinc to 1 oz.

silver. Our production target requires that we achieve 35 million silver equivalent ounces. Maximum payout is attained if production achieves 37 million ounces. The minimum payout requires 32 million ounces. To achieve targeted payout a 2% increase over 2014 silver equivalent production levels was necessary, while the maximum payout requires a 7% increase.

Production Goal Metrics

2015 Production in Silver Equivalent Ounces		
2015 Production Metrics		**% Performance Value**
37.0 mm	Maximum	50%
36.0 mm		40%
35.0 mm	**Target**	**20%**
32.0 mm	Minimum	10%
<32.0mm		0%

The adjusted EBITDA target was $155 million. Maximum payout is achieved if adjusted EDITDA is $170 million, which is $15 million more than target or approximately 10% improvement in EBITDA. There is no payout if EBITDA is less than $130 million.

Adjusted EBITDA Goal Metrics

2015 Adjusted EBITDA Metrics		**% Performance Value**
$170 mm	Maximum	50%
$165 mm		40%
$155 mm	**Target**	**20%**
$130 mm	Minimum	10%
< $130mm		0%

The cash position target is $175 million, adjusted for acquisitions at year-end. Maximum payout is achieved if our cash position at year-end is at or above $200 million, which was the cash position at the beginning of 2015. The threshold payout level is $160 million, below which no payout is earned.

Cash Goal Metrics

2015 Cash Metrics		**Factor Value**
$200 mm	Maximum	25%
$190 mm		20%
$175 mm	**Target**	**10%**
$160 mm	Minimum	5%
< $160 mm		0%

Target Opportunities. Each NEO has a target award opportunity expressed as a percentage of base salary, along with minimum and maximum award levels. The target award opportunities are determined based on the following: market assessments and the committee's market positioning policy; the individual NEO's organization level, scope of responsibility and ability to impact Hecla's overall performance; and internal equity among the NEOs. Actual

awards are paid after the end of each annual performance period and can range from 0% to 200% of the target awards, based on the committee's assessment of our actual performance and the achievement of individual NEO's goals. Having a limit on our maximum award reduces the likelihood of windfalls to executives and encourages financial discipline. It is also competitive with typical peer group practice.

For 2015, target AIP award opportunities for the NEOs were as follows:

NEO	Target Annual Incentive (% of base salary)
Phillips S. Baker, Jr.	100%
James A. Sabala	80%
Lawrence P. Radford	80%
Dr. Dean W.A. McDonald	80%
David C. Sienko	60%
Don Poirier	60%

The market analysis prepared by Mercer in July 2015 indicated that annual incentives were generally at the median of peers.

Performance Measures. Our management develops proposed targets for each Company performance measure based on a variety of factors, including historical corporate performance, internal budgets, forecasts and growth targets, market expectations and strategic objectives. The committee reviews the targets and adjusts them, as it deems appropriate. The committee believes that linking annual incentive awards to pre-established goals creates a performance-based compensation strategy consistent with shareholder interests. The committee also believes

that incentive compensation targets should be established to drive real and sustainable improvements in operating performance and the strategic position of the Company.

2015 AIP – Analysis and Decisions. The committee reviewed the performance versus the AIP goals on a quarterly basis. For 2015, based on the assessment by the committee of the Company's overall performance on both qualitative and quantitative measures as well as relevant discretionary factors under the AIP, the committee determined Company performance to be at 115% of target (out of a possible range of 0-200%). The 115% measure was determined as described below.

For 2015, Company performance for quantitative AIP purposes was as follows:

2015 AIP Quantitative Measure Results	Target	Actual	Performance Value
Production			
Silver equivalent ounces	35.0 mm ozs.	37.5 mm ozs.	50%
Adjusted EBITDA	$155 mm	$116.7 mm	0%
Cash	$175 mm	$155.2 mm	0%

As reflected in the table above, only the production portion of the AIP was achieved and it exceeded the threshold required for the maximum level. The adjusted EBITDA and cash performance factors were both below threshold level. Therefore, the committee determined that the quantitative factor accounted for 50% of the target 2015 AIP award (out of a possible 0 to 125% of the target 2015 award).

In addition to quantitative corporate performance factors, our AIP has a component that is based on qualitative and other goals relating not only to Hecla as a whole, but also to each NEO. This component is targeted to account for 25% of the total AIP target award, but can account for 0 to 62.5% of the target award.

For our 2015 AIP, qualitative objectives for NEOs included those related to (i) safety, health and environment, (ii) process improvement, (iii) operations, (iv) financial condition, (v) growth, (vi) development projects, (vii) exploration, (viii) legal, (ix) investor relations, (x) human capital development, and (xi) government and community relations – with quantifiable targets where applicable. The specific objectives for each NEO are chosen to reflect each NEO's individual responsibilities, with shared goals where appropriate. While most of the goals are subjective in nature, to the extent possible, objective and quantifiable targets are set in order to improve accountability for results.

For 2015, the committee assessed performance under this component at 35% of the target award (above the 25% target and within the possible range of 0-62.5%). The committee based its assessment on the following factors:

✓ injury improvement target goals were not universally met; however, year-on-year improvements were achieved at Casa Berardi and with respect to Hecla's overall rates. MSHA citations were down significantly in 2015 compared to 2014, and were the lowest in the last five years. The San Sebastian startup proceeded without incident;

✓ achieved 5% increase in silver recovery at Greens Creek;

✓ Greens Creek tailings project was completed;

✓ made the decision to develop a surface mine at our San Sebastian unit in the third quarter of 2015 and commenced production there in the fourth quarter;

✓ successful exploration program helped to achieve the startup of the San Sebastian unit in 2015;

✓ successful resolution of legal cases;

✓ three new analysts initiated coverage of the Company with an improved quality of analyst reporting and increase in "Buy" ratings;

✓ successful shareholder outreach program helped to achieve a 83% favorable vote on say-on-pay; and

✓ achieved health benefit changes reducing costs and ensuring ACA compliance.

The final component of our AIP is at the discretion of the committee and it is targeted to account for 25% of the total AIP target award, but can account for 0 to 62.5% of the target award. For 2015, the committee determined the discretionary factor performance value to be at 30% of the target award (above the 25% target and within the possible range of 0-62.5%). The committee based its assessment primarily on the following significant performance results by Hecla in 2015:

✓ Hecla stock performed well in 2015 relative to peers in a difficult market;

✓ San Sebastian open-pit and milling brought into production by year-end 2015 and produced 81,677 silver ounces and 870 gold ounces in the fourth quarter of 2015;

✓ doubling of the San Sebastian silver and gold resources;

✓ Casa Berardi's access of a newly discovered high grade stope with an increase in mine life;

✓ Casa Berardi made substantial progress advancing the East Mine Crown Pillar open-pit project, including obtaining permitting in place for the project;

✓ strong production performance at Greens Creek offsetting shortfalls at Lucky Friday and to some degree at Casa Berardi. Higher silver production at Greens Creek partially offset by lower production at Lucky Friday;

✓ acquisition and integration of Revett Mining Company;

✓ achieved higher silver and gold production by 5% and 1% respectively, compared to 2014;

✓ increased overall proven and probable reserves at December 31, 2015 compared to 2014, with silver reserves increasing by 2% and overall reserves at year-end 2015 representing the highest level in the Company's history; and

✓ funding of the pension and retirement plans using Hecla common shares, which avoided a $5 million cash outflow in 2015.

In addition to the strong performance realized by our NEOs within their functional area and as part of the executive team, each NEO made significant contributions to Hecla's 2015 performance.

Messrs. Baker, Radford and McDonald were instrumental in getting the San Sabastian mine into production by fourth quarter 2015. The Compensation Committee believes that the startup of the San Sebastian mine was a tremendous accomplishment for the Company.

Mr. Radford's leadership was also instrumental in developing the organization and acquiring the work force needed to get the San Sebastian mine into production, achieving higher recoveries at Greens Creek, reducing geotechnical risk in underground operations, advancing the open-pit project at Casa Berardi, and combined operations achieving higher production.

Dr. McDonald oversees the exploration program that helped the Company make the decision to startup the San Sebastian mine and continued to increase reserves.

Mr. Sabala was instrumental in managing Hecla's cash position in 2015, effectively managing working capital, implementing creative methods for pension funding, taking a lead role in the acquisition of Revett Mining Company, negotiating credit agreements and improving capital market relationships.

Mr. Sienko was successful in resolving several significant regulatory and legal cases involving environmental, health and safety, and litigation issues, while also supporting acquisition activities related to Revett Mining Company, and the funding of pension plans.

Mr. Poirier was instrumental in the acquisition of Revett Mining Company, as well as the assessment of several potential large scale acquisitions.

Set forth in the table below is each NEO's target award and actual award, which was paid 50% in cash and 50% in Hecla common stock issued under the 2010 Stock Incentive Plan.

Name	Base Salary (12/31/15) ($)	Base Salary Factor (%)	Target Annual Incentive ($)	% to Target[1] (%)	Actual Award[2] ($)	Cash Received ($)	Equity Received[3] (#)
Phillips S. Baker, Jr.	605,000	100	605,000	115	695,750	347,875	147,404
James A. Sabala	380,000	80	304,000	125	380,000	190,000	80,508
Lawrence P. Radford	380,000	80	304,000	165	500,000	250,000	105,932
Dr. Dean W.A. McDonald	275,000	80	220,000	110	242,000	121,000	51,271
David C. Sienko	250,000	60	150,000	100	150,000	75,000	31,780
Don Poirier	226,000	60	135,600	99.56	135,000	67,500	28,602

[1] The percentages listed for each of the NEOs includes corporate achievement of goals and individual performance.

[2] The amount reported in this column was paid in cash and equity to the NEO and is also reported in the Summary Compensation Table on page 61 under "Non-Equity Incentive Plan Compensation."

[3] The equity portion of the 2015 AIP award was determined by subtracting the cash portion from the total award to determine the equity value, then dividing that by the closing price of the Company's common stock on the NYSE on February 19, 2016 ($2.36).

Hecla Mining Company Executive and Senior Management Long-Term Performance Payment Plan ("LTIP"). We use the LTIP to focus executives on meeting long-term (three-year) corporate performance goals. The LTIP is also designed to attract and retain executives in a highly competitive talent market. The committee takes into account mining and general industry market practices, as well as the objectives of the LTIP, when determining the terms and conditions of long-term incentive goals, such as resource additions and cash flow generation.

Under the LTIP, a new performance period begins each calendar year and runs for three years. The three-year performance period recognizes that some value-creating activities require a significant period of time to be implemented and for measurable results to accrue. Starting a new performance period each year also gives the committee flexibility to adjust for new business conditions, circumstances or priorities in setting the performance metrics and goals for each three-year cycle. Performance units are assigned to each NEO at the beginning of each three-year period, and provide the basis for the amount of awards made to each NEO under the LTIP. Performance units are designed to encourage management to deliver long-term value. Performance units reinforce Hecla's business strategy by clearly establishing our key performance elements (e.g., reserve and resource growth, production growth, cash flow, #4 Shaft completion, and relative TSR) and the associated long-term performance

objectives that must be met for us to be successful and create value for shareholders.

The 2013-2015 LTIP units have a target value of $125 each. The 2013-2015 LTIP has a maximum potential unit value of $300. Performance units are paid out as soon as practicable after the end of each performance period, upon approval by the committee. At the discretion of the committee, the payouts may be in the form of cash, common stock, restricted stock units, or a combination of these forms.

2013-2015 LTIP. The tables below summarize the performance unit valuation ranges for reserve growth, production growth, cash flow, #4 Shaft completion, and TSR for the 2013-2015 plan period – the five performance goals approved by the committee in February 2013. These are important goals for the following reasons:

- *Silver equivalent reserve growth.* Silver equivalent reserve growth remains a fundamental value creator. We need to replace and add reserves to extend mine lives and grow production. This is critical to the achievement of our long-term success. Reserves include the silver equivalent of gold and base metals.

- *Cash flow.* The design of the cash flow goal is identical to that contained in prior years since silver cost per ounce and production are key elements in creating shareholder value. When used in the context of our LTIP, "cash flow" is measured by comparing (i) the actual cash cost, after by-product credits multiplied by actual silver/gold production versus (ii) budgeted cash cost, after by-product credits multiplied by the budgeted silver/gold production over a three-year period. "Cash cost, after by-product credits," a non-GAAP measure, includes all direct and indirect operating cash costs related directly to the physical activities of producing the primary metal, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes, and offsets that amount by the production value of all metals other than the primary metal produced at each unit.

- *Silver production growth.* One of the most important components of value is demonstrable production growth.

- *TSR.* TSR provides a performance metric relative to our peers. This objective differs from the other objectives which are focused on activities that in an absolute sense should be value drivers: reserves, production, and cash flow. TSR measures the price appreciation of our shares, including dividends paid during the performance period, and thereby simulates the actual investment performance of Hecla shares. Any payout is based on how Hecla's TSR performance compares to the TSR of the common shares of a group of our peer companies.

- *#4 Shaft completion.* In order to achieve production growth at the Lucky Friday, it is crucial that the #4 Shaft be completed on schedule.

2013-2015 Performance Unit Valuation

Silver Reserve Growth		
Ounce Target (millions)	Additional Reserve (millions)	Unit Value
250	100	$ 100.00
200	50	$ 50.00
180	30	$ 25.00
160	10	$ 5.00

Production Growth		
Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Performance Unit Value
65.1	21.7	$50.00
56.1	18.7	$40.00
24.1	18.0	$25.00
51.6	17.2	$10.00

Cash Flow	
% of Target	Unit Value
115%	$50.00
110%	$42.50
105%	$32.50
100%	$25.00
95%	$22.50
90%	$20.00
85%	$17.50
80%	$15.00
75%	$12.50
70%	$10.00
65%	$ 7.50
60%	$ 0.00

Total Shareholder Return	
%ile rank within Peer Group Companies	Unit Value
100%	$50.00
90%	$45.00
80%	$40.00
70%	$35.00
60%	$30.00
50%	$25.00
25%	$15.00
<25%	$ 0.00

#4 Shaft Completion	
100% Completion Date	Unit Value
6/30/15	$50.00
12/31/15	$25.00
2/15/16	$10.00

2013-2015 LTIP – Analysis and Decisions. The committee assessed performance under the 2013-2015 LTIP as follows:

Performance Measure	Target	Actual Performance	% of Target	Value Earned Per Unit
Silver Reserve Growth	30.0 silver oz. added (millions)	25.4 silver oz. added (millions)	85%	$20.50
Production Growth	54.1 silver oz. (millions)	59.2 silver oz. (millions)	109%	$43.50
Cash Flow	$848.49 cash flow (millions)	$884.98 cash flow (millions)	104%	$31.50
Total Shareholder Return	50% Hecla ranking vs. peers	69.2% Hecla ranking vs. peers	138%	$34.50
#4 Shaft Completion	Shaft Completed by 2/15/16	10/26/16 completion date	0%	**No Payout**
Total Earned Per Unit				**$130.00**

During this three-year period, performance in production, cash flow generation, and TSR exceeded the target, and silver reserve growth exceeded the threshold, but was below target, while #4 Shaft completion was below the threshold. As a result, with a range in potential value per unit of $0 to $300, in February 2016, the committee determined that the total 2013-2015 LTIP payout was $130.00 per unit. The committee and the Board further approved payout of the LTIP awards to be 50% in cash and 50% in Hecla common stock issued under the 2010 Stock Incentive Plan.

The following chart shows the number of performance units awarded in 2013 to each NEO, the unit value achieved, the total amount of the award (number of units x $130.00 = amount received), and the amount of cash and number of shares received.

Name	2013-2015 Performance Units (#)	Unit Value ($)	Total Amount of Award[1] ($)	Cash Received ($)	Equity Received[2] (#)
Phillips S. Baker, Jr.	8,250	130.00	1,072,500	536,250	227,225
James A. Sabala	3,400	130.00	442,000	221,000	93,644
Lawrence P. Radford	3,000	130.00	390,000	195,000	82,627
Dr. Dean W.A. McDonald	2,600	130.00	338,000	169,000	71,610
David C. Sienko	1,900	130.00	247,000	123,500	52,331
Don Poirier	2,050	130.00	266,500	133,250	56,462

[1] The amount reported in this column was paid in cash and equity to the NEO and is also reported in the Summary Compensation Table on page 61 under "Non-Equity Incentive Plan Compensation."

[2] The equity portion of the 2013-2015 LTIP award was determined by subtracting the cash portion from the total award to determine the equity value, then dividing that by the closing price of the Company's common stock on the NYSE on February 19, 2016 ($2.36).

Restricted Stock Units. Restricted stock units ("RSUs") are granted to the NEOs under the Key Employee Deferred Compensation Plan and/or the 2010 Stock Incentive Plan. RSUs are used to retain our NEOs and align their interests with the long-term interests of our shareholders. The committee awarded each NEO RSUs in July 2015. The RSUs vest in three equal amounts with vesting dates of June 21, 2016, June 21, 2017, and June 21, 2018. See "Grants of Plan-Based Awards for 2015" on page 63.

In December 2014, the committee amended the 2010 Stock Incentive Plan and Key Employee Deferred Compensation Plan so that any RSUs vesting after 2014 would no longer be credited with dividend equivalents.

In 2015, we granted RSUs to 96 employees, including all NEOs, under the 2010 Stock Incentive Plan.

Performance-based Shares. In July 2015, the committee and the independent Board members granted 204,918 performance-based shares to our CEO, with a grant date value of $500,000, comprising one-half of his total equity awards in 2015. The value of these performance-based shares will be based on the TSR of our common stock for the three-year period from January 1, 2015 through December 31, 2017, based on the following percentile rank within a group of peer companies:

Company TSR Rank Among Peers	TSR Performance Multiplier
50th percentile	Threshold award at 50% of target
60th percentile	**Target award at grant value**
100th percentile	Maximum award at 200% of target

If Hecla's performance is below the 50th percentile, the award is zero. If Hecla's performance is between the 50th and 100th percentile, the award is prorated. For any award, the number of shares issued in 2018 at the conclusion of the three-year performance period will be based on the grant date share price (July 1, 2015) of $2.44.

Hecla's TSR performance versus that of our peer group will be based on the average closing share price over the last sixty (60) calendar days prior to January 1, 2015, as the base price, average closing share price over the last sixty (60) calendar days of the three-year performance period to determine relative share value performance and ranking among peers.

For 2015, the industry peer group used for purposes of the TSR performance-based award is the same as the one used by the committee in determining executive compensation as described on page 38.

2013 – 2015 Performance-based Shares – Analysis and Decision

On June 21, 2013, the committee and independent members of the Board of Directors granted 170,648 performance-based shares of Hecla's common stock, which had a target value of $500,000 with the potential of up to 200% of this target value (subject to specific performance terms and conditions established for these shares) to our CEO under the Key Employee Deferred Compensation Plan. These performance-based shares were awarded based on the TSR of Hecla common stock for the three-year period from January 1, 2013 through December 31, 2015, using the following percentile rank within peer group companies:

➢ 100th percentile rank = maximum award at 200% of target

➢ 50th percentile rank = target award at grant value

➢ 25th percentile rank = threshold award at 50% of target

To determine the relative share performance, Hecla's TSR performance versus that of peer group companies was based on the average closing share price over the last sixty (60) calendar days prior to January 1, 2013, as the base price, compared with the average closing share price over the last sixty (60) calendar days of the three-year performance period.

The following table shows the calculation of the performance-based share results at the end of the three-year performance period on December 31, 2015. Hecla's TSR ranked 5th among the 14 peers based on TSR from 2013 through 2015, including dividends paid during that period. Ranking 5th places Hecla at 69.2% among the peer companies, which equates to an award value of $692,000 or 236,177 shares at the $2.93 closing price of Hecla's common stock on June 21, 2013.

	TOTAL SHAREHOLDER RETURN – January 1, 2013 through December 31, 2015					
Peer Name	Average Stock Price over 60-day period leading up to 1/1/2013 ($)	Average Stock Price over 60-day period leading up to 12/31/15 ($)	Dividends Paid (1/1/13 thru 12/31/15) ($)	TSR thru 12/31/15 (%)	Rank (#)	Payout ($)
Centerra Gold	9.33	7.69	0.48	-17.58	1	1,000,000
Stillwater Mining	11.48	8.98		-21.78	2	923,000
Pan American Silver	19.16	8.16	1.28	-57.44	3	846,000
Silver Standard	14.23	5.39		-62.12	4	769,000
Hecla	5.79	2.00	0.04	-65.46	5	692,000
New Gold	10.57	3.12		-70.48	6	615,000
Endeavour Silver	8.25	1.95		-76.36	7	538,000
TARGET PAYOUT						500,000
Eldorado Gold	13.99	3.30	0.16	-76.44	8	462,000
First Majestic Silver	22.01	4.36		-80.19	9	385,000
Alamos Gold	18.52	3.50	0.26	-81.10	10	308,000
THRESHOLD PAYOUT						250,000
IAMGOLD	12.31	1.62	0.13	-86.88	11	
Coeur d'Alene Mines	24.09	2.59		-89.25	12	
Golden Star Resources	1.79	0.19		-89.39	13	
Allied Nevada Gold	30.30	0.00		-100.00	14	

Stock Options. The ability to grant stock options under the 1995 Stock Incentive Plan expired in May 2010. All outstanding stock options granted under that plan expired on May 5, 2015. In June 2010, our shareholders approved the 2010 Stock Incentive Plan. Any stock options granted under this plan will be issued with an exercise price based on the fair market value (the closing sales price of our common stock on the NYSE on the date of grant).

In the past five years, we have not issued any stock options to our NEOs (or any other employee). Before that time, we granted stock options to key employees during the second quarter of the calendar year and made occasional grants to new employees upon hire.

Other

Nonqualified Deferred Compensation Plan. We maintain the Key Employee Deferred Compensation Plan (the "KEDCP"), a nonqualified deferred compensation plan, under which participants may defer all or a portion of their annual base salary, performance-based compensation awarded under our AIP and LTIP and RSUs granted under the 2010 Stock Incentive Plan. Participants may elect to have their deferred base salary and AIP or LTIP awards valued based on Hecla common stock and credited to a stock account. Deferred RSUs are credited to a stock account. The KEDCP provides for discretionary matching contributions on base salary, AIP and LTIP amounts deferred to a stock account and discretionary company contributions that are credited to a participant's stock account. The deferral features promote alignment of the interests of participants with those of our shareholders. Investment accounts are credited monthly with an amount based on the prime rate for corporate borrowers. Participants receive distributions from their accounts only upon separation from service with us, a fixed date or schedule selected by the participant, death, disability, an unforeseeable emergency or a change in control, as these events are defined under Section 409A of the Internal Revenue Code. The amounts deferred are unfunded and unsecured obligations of Hecla, receive no preferential standing, and are subject to the same risks as any of our other general obligations. Additional details about the KEDCP are described in the narrative accompanying the "Nonqualified Deferred Compensation for 2015" table on page 66.

Benefits. We provide our employees with a benefits package that is designed to attract and retain the talent needed to manage Hecla. As part of that, all U.S. salaried employees, including the NEOs, are eligible to participate in the Hecla Mining Company Qualified Retirement Plan (the "Retirement Plan"), the Capital Accumulation Plan (a 401(k) plan, which includes matching contributions by Hecla up to 6%), health, vision and dental coverage, various company-paid insurance plans, and paid time off, including vacations and holidays. All Canadian salaried employees, including NEOs, are eligible to participate in a similar benefits package. NEOs are eligible to receive certain additional benefits, as described below. The committee intends for the type and value of such benefits offered to be competitive with general market practices.

Nonqualified Defined Benefit Plan. Under the Hecla Mining Company Retirement Plan, upon normal retirement, each participant is eligible to receive a monthly benefit equal

to a certain percentage of final average annual earnings for each year of credited service. Additional details about the Retirement Plan are in the narrative accompanying the "Pension Benefits" table that is included in this Proxy Statement on page 75. Under Hecla's unfunded Supplemental Excess Retirement Plan, the amount of any benefits not payable under the Retirement Plan by reason of the limitations imposed by the Internal Revenue Code and/or the Employee Retirement Income Security Act, and the reduction of benefits, if any, due to a deferral of salary made under our KEDCP, will be paid out of our general funds to any employee who may be adversely affected. The Retirement Plan and Supplemental Excess Retirement Plan define earnings for purposes of the plans to include base salary plus any other cash incentives up until July 1, 2013, after which only base salary plus one-half of AIP compensation (no LTIP compensation is included).

Personal Benefits. We do not provide company-paid cars, country club memberships, or other similar perquisites to our executives. The only material personal benefit provided by Hecla is a relocation benefit, which is offered as needed to meet specific recruitment needs.

Clawback Policy

At its February 2013 meeting, the Compensation Committee adopted a clawback policy with respect to incentive awards to executive officers. The policy provides that in the event of a restatement of our financial results as a result of material non-compliance with financial reporting requirements, the Board will review incentive compensation that was paid to our current and former executive officers under the Company's AIP and LTIP (or any successor plans) based solely on the achievement of specific corporate financial goals ("Incentive Award") during the period of the restatement. If any Incentive Award would have been lower had it been calculated based on the Company's restated financial results, the Board will, as it deems appropriate, seek to recover from any executive whose conduct is determined by the Board to be the

cause or partial cause of the restatement, any portion of an Incentive Award paid in excess of what would have been paid based on the restated financial results. The policy does not apply in any situation where a restatement is not the result of material non-compliance with financial reporting requirements, such as any restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation.

In December 2015, the Compensation Committee amended each of its incentive plans (AIP, LTIP, KEDCP, and 2010 Stock Incentive Plan) to include a clawback provision consistent with the Clawback Policy.

Insider Trading Policy

Our insider trading policy prohibits all directors, executive officers (as defined under Section 16 of the Exchange Act) and certain other employees designated as insiders from purchasing or selling any Company securities three weeks before through two days after the public release of any of our periodic results (including the filing of any Form 10-Q

or Form 10-K), or at any other time during the year while in possession of material non-public information about the Company. In addition, directors and officers are prohibited from short-term trading, short sales, options trading, trading on margin, hedging or pledging any securities of the Company.

Change in Control Agreements

We have entered into a change in control agreement ("CIC Agreement") with each of our NEOs. Under the terms of our CIC Agreements, the CEO and the other NEOs are entitled to payments and benefits upon the occurrence of specified events, including termination of employment (with or without cause) following a change in control of the Company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are described in detail in the section entitled "Change in Control and Termination" on page 67.

The termination of employment provisions of the CIC Agreements were entered into to address competitive concerns when the NEOs were recruited to Hecla by providing these individuals with a fixed amount of compensation that would offset the risk of leaving their prior employer or foregoing other opportunities to join the Company. At the time of entering into these arrangements, the committee considered the aggregate potential obligations of the Company in the context of the desirability of hiring the individual and the expected compensation upon joining Hecla.

In March 2015, the committee approved an amendment to the CIC Agreement with each of our NEOs to eliminate the excise tax gross-up provision and to include a provision for a "Best Net After Tax Payment," which reduces the amount received by the NEO upon a change in control if the NEO would receive a greater after-tax benefit than he would receive if full several benefits were paid, taking into account all applicable taxes including any excise tax.

The committee believes that these CIC Agreements are important for a number of reasons, including providing reasonable compensation opportunities in the unique circumstances of a change in control that are not provided by other elements of our compensation program. Further, change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key executives will leave Hecla before a transaction closes. The committee also believes that these agreements motivate the executives to make decisions that are in the best interests of our shareholders in the event of a pending change in control. These agreements provide executives with the necessary job stability and financial security during a change in control transaction and the subsequent period of uncertainty to help them stay focused on managing Hecla rather than on their own personal employment situation. The committee believes that all of these objectives serve our shareholders' interests. The committee also believes that change in control provisions are an essential component of the executive compensation program and are necessary to attract and retain senior talent in the highly competitive talent market in which we compete.

The change in control provisions were developed by the Company and the committee based on market and industry competitive practices. The Company and the committee periodically review the benefits provided under the CIC Agreements to ensure that they serve our interests in retaining our key executives, are consistent with market and industry practice, and are reasonable.

Tax and Accounting Considerations

Our compensation programs are affected by each of the following:

Accounting for Stock-Based Compensation. We take into account certain requirements of GAAP in determining changes to policies and practices for our stock-based compensation programs.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code Section 162(m)") provides that compensation in excess of $1 million paid to the CEO or to any other NEO (other than the chief financial officer) of a public company will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Code Section 162(m).

Our primary objective in designing and administering our compensation policies is to support and encourage the achievement of our strategic goals and to enhance long-term shareholder value. We also believe that it is important to preserve flexibility in administering compensation programs. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to the amount that will be fully deductible under Code Section 162(m). Further, although we received shareholder approval for our 2010 Stock Incentive Plan at our 2010 Annual Meeting, there is no assurance that such approval satisfied or continues to satisfy the shareholder approval requirements under Code Section 162(m) necessary for amounts awarded under that plan to be fully deductible by Hecla. As a result of the foregoing, amounts awarded or paid under any of our compensation programs, including salaries, annual incentive awards, performance awards, stock options and RSUs, may not qualify as performance-based compensation that is excluded from the limitation on deductibility.

The committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, as determined by the committee to be consistent with our compensation policies and in the best interests of the Company and our shareholders.

In 2015, Mr. Baker, our President and CEO, and Mr. Radford, our Senior Vice President – Operations, earned amounts subject to Section 162(m) in excess of $1 million, therefore a portion of each of those officer's total compensation is not deductible by Hecla.

Section 409A of the Internal Revenue Code. Section 409A imposes additional significant taxes in the event that an executive officer or director receives "deferred compensation" that does not satisfy the requirements of Section 409A. We believe that we have designed and operated our plans to appropriately comply with Section 409A.

Future Compensation Actions

Base Salaries for 2016. In December 2015, due to budget reductions for 2016, our CEO's base salary was reduced by 20%, and all other NEO's base salary was reduced by 10%, effective through all of calendar year 2016.

Base Salary for NEOs for 2016

NEO	1/1/16 to 12/31/16 Salary ($)	Percentage Decrease (%)
Phillips S. Baker, Jr.	484,000	20
James A. Sabala	342,000	10
Lawrence P. Radford	342,000	10
Dr. Dean W.A. McDonald	247,500	10
David C. Sienko	225,000	10
Don Poirier[1]	0	—

[1] Mr. Poirier retired at the end of 2015.

2016 AIP. In February 2016, the committee approved the 2016 AIP goals. The AIP factors were divided into the following components, which may be modified by the committee from time to time, including with respect to the relative weights:

- quantitative corporate performance factors comprising 50% of the targeted award;

- qualitative/other goals, normally comprising 25% of the targeted award; and

- a discretionary factor as determined by the committee, normally comprising 25% of the targeted award.

While each component can achieve two and a half times the target (250%), the maximum total payout is limited to two times the target award level (200%).

For the 2016 AIP, the quantitative corporate performance factors are divided proportionally into four factors: adjusted EBITDA (15%), production (15%), cash (15%) and work-related injury rate reduction (5%).

The adjusted EBITDA target is $150 million. Maximum payout is achieved if adjusted EBITDA is $225 million, which is $75 million more than target. There is no payout if adjusted EBITDA is less than $100 million. Further, this component of the AIP will not assume fixed metals prices. For AIP purposes, "adjusted EBITDA" is defined as our earnings before interest, taxes, depreciation, and amortization, with additional adjustments for items which we believe are not indicative of the Company's ongoing operations.

Adjusted Ebitda Goal Metrics

2016 Adjusted EBITDA Metrics		% Performance Value
$225mm	Maximum	30%
$185mm		20%
$150mm	**Target**	**15%**
$135mm	Minimum	10%
<$100mm		0%

The production factor converts gold, lead and zinc to silver equivalent at a ratio of 78 oz. silver to 1 oz. gold, 19.0 lb. lead to 1 oz. silver, and 20.7 lb. zinc to 1 oz. silver. Our production target requires that we achieve 42.6 million silver equivalent ounces. Maximum payout is attained if production achieves 44 million ounces. The threshold payout requires production of 39 million ounces, below which no payout is earned. Achievement of target requires a 9% increase over 2015 silver equivalent production, while achievement of the maximum payout requires a 15% increase.

Production Goal Metrics

2016 Production in Silver Equivalent Ounces		
2016 Production Metrics		% Performance Value
44.0mm	Maximum	30%
43.0mm		20%
42.0mm	**Target**	**15%**
40.0mm	Minimum	10%
<39.0mm		0%

The cash target is $100 million in cash on hand at December 31, 2016. Maximum payout is achieved if our cash position at year-end is at or above $155 million, which is the cash position at the beginning of 2016. The threshold payout level is $75 million, below which no payout is earned.

Cash Goal Metrics

2016 Cash Metrics		% Performance Value
$155mm	Maximum	30%
$120mm		20%
$100mm	**Target**	**15%**
$85mm	Minimum	10%
<$75mm		0%

The work-related injury rate reduction target is a reduction in injury rates of 15% at year-end 2016 from 2015 results. Maximum payout is achieved if there is a 35% reduction in injury rates at year-end. The threshold payout level is 5%, below which no payout is earned.

Work-Related Injury Rate Reduction Metrics

2016 AIFR Metrics		% Performance Value
35%	Maximum	10%
25%		7.5%
15%	**Target**	**5%**
5%	Minimum	2.5%
<5%		0%

The qualitative/other goals are recommended by management, approved by the committee, and cover the areas of safety and health, operations, financial and cost controls, development projects, exploration, growth, legal, investor relations, industry visibility, human capital development and government and community affairs.

Outstanding LTIP's. In an effort to be more transparent in our executive compensation program, we provide the current three-year LTIPs that are outstanding.

2014-2016 LTIP

In February 2014, the committee approved the 2014-2016 LTIP, which has a target unit value of $125. The 2014-2016 LTIP has three major changes from the 2013-2015 LTIP:

- silver equivalent reserve growth includes gold converted to silver equivalent at 60 to 1, instead of silver resource growth; and

- because controlling costs currently is a major focus of investors in precious metals companies, the cash flow metric payout is achieved only if cash flow is at least 80% of target compared to 65% of target for the 2013-2015 plan, and maximum payout is 50% higher than the 2013-2015 plan if 115% of target is realized; and

- with relative TSR, a minimum payout is only achieved if share performance is as good as or better than 50% of our peers. The target payout of $25 requires performance at 60% of our peers, compared to 50% in the 2013-2015 plan, and having the best performance pays four times target ($100) compared to two times target ($50) in the 2013-2015 plan.

Except as noted, the 2014-2016 LTIP includes the same components as the 2013-2015 LTIP, and increases the maximum potential payout from $300 to $375 per unit.

2014-2016 Performance Unit Valuation

Silver Equivalent Reserve Growth		
Ounce Target (millions)	Additional Reserve (millions) (replacement in situ)	Unit Value
400	103 (191)	$100.00
337	40 (128)	$ 50.00
327	30 (118)	$ 25.00
307	10 (98)	$ 5.00

Silver Equivalent Production Growth		
Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
75.0	25.0	$50.00
72.0	24.0	$40.00
70.5	23.5	$25.00
68.0	22.6	$10.00

Cash Flow	
% of Target	Unit Value
115%	$75.00
110%	$50.00
105%	$35.00
100%	$25.00
95%	$22.50
90%	$20.00
85%	$17.50
80%	$15.00

Total Shareholder Return	
%ile rank within Peer Group Companies	Unit Value
100%	$100.00
90%	$ 75.00
80%	$ 50.00
70%	$ 35.00
60%	$ 25.00
50%	$ 15.00
<50%	$ 0.00

#4 Shaft Completion	
100% Completion Date	Unit Value
12/31/15	$50.00
5/1/16	$25.00
After 8/1/16	$ 0.00

2015-2017 LTIP

In March 2015, the committee approved the 2015-2017 LTIP, which has a target unit value of $100. The 2015-2017 LTIP has the same factors as the 2014-2016 LTIP, with the exception of the #4 Shaft completion metric, which was removed as the project nears completion. The only other factor that is different from the 2014-2016 LTIP is as follows:

• silver equivalent reserve and resource growth includes gold converted to silver equivalent at 71 to 1.

Except as noted, the 2015-2017 LTIP includes the same components as the 2014-2016 LTIP, with a maximum potential payout of $375 per unit.

2015-2017 Performance Unit Valuation

Silver Equivalent (includes Gold) Reserve Growth		
Ounce Target (millions)	Additional Reserve (millions) (replacement in situ)	Unit Value
420	100 (175)	$100.00
360	40 (115)	$ 50.00
350	30 (105)	$ 25.00
320	0 (75)	$ 5.00

Silver Equivalent (includes Gold) Production Growth		
Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
82.5	27.5	$75.00
78.5	26.2	$50.00
77.0	25.7	$25.00
74.5	24.8	$10.00

Cash Flow	
% of Target	Unit Value
115%	$100.00
110%	$ 50.00
105%	$ 35.00
100%	$ 25.00
95%	$ 22.50
90%	$ 20.00
85%	$ 17.50
80%	$ 15.00

Total Shareholder Return	
%ile rank within Peer Group Companies	Unit Value
100%	$100.00
90%	$ 75.00
80%	$ 50.00
70%	$ 35.00
60%	$ 25.00
50%	$ 15.00
<50%	$ 0.00

2016-2018 LTIP

In February 2016, the committee approved the 2016-2018 LTIP, which has a target unit value of $100. The 2016-2018 LTIP has the same factors as the 2015-2017 LTIP, with a maximum potential payout of $375 per unit.

2016-2018 Performance Unit Valuation

Silver Equivalent (includes Gold) Reserve Growth		
Ounce Target (millions)	Additional Reserve (millions) (replacement in situ)	Unit Value
423	100 (184)	$100.00
363	40 (124)	$ 50.00
353	30 (114)	$ 25.00
323	0 (84)	$ 5.00

Silver Equivalent (includes Gold) Production Growth		
Target (in mm ozs.)	Average Annual Target (in mm ozs.)	Unit Value
93.0	31.0	$75.00
89.5	29.5	$50.00
87.0	29.0	$25.00
84.0	28.0	$10.00

Cash Flow	
% of Target	Unit Value
115%	$100.00
110%	$ 50.00
105%	$ 35.00
100%	$ 25.00
90%	$ 15.00

Total Shareholder Return	
%ile rank within Peer Group Companies	Unit Value
100%	$100.00
90%	$ 75.00
80%	$ 50.00
70%	$ 35.00
60%	$ 25.00
50%	$ 15.00
<50%	$ 0.00

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the "Compensation Committee Report." There are no members of the Compensation Committee who were officers or employees of Hecla or any of our subsidiaries during the fiscal year, formerly were officers of Hecla or any of our subsidiaries, or had any relationship otherwise requiring disclosure under the proxy rules promulgated by the SEC or the NYSE.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with Hecla's management and its independent compensation consultant. Based on its review and discussions, the committee recommended to the Board, and the Board has approved, the Compensation Discussion and Analysis included in this Proxy Statement and incorporated by reference in Hecla's Annual Report on Form 10-K for the year ended December 31, 2015.

Respectfully submitted by
The Compensation Committee of the
Board of Directors

George R. Nethercutt, Jr., Chair
Ted Crumley
Terry V. Rogers
Dr. Anthony P. Taylor

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table for 2015

The following compensation tables provide information regarding the compensation of our CEO, CFO, and four other NEOs who were the most highly compensated in the calendar year ended December 31, 2015.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation ($)	Total ($)
Phillips S. Baker, Jr.	2015	605,000	—	1,727,174[6]	—	1,768,250	599,477	15,900[7]	4,715,801
President and CEO	2014	605,000	—	1,438,288	—	2,303,538	164,099	15,600	4,526,525
	2013	575,208	—	1,073,874	—	1,497,375	692,922	15,300	3,854,679
James A. Sabala	2015	380,000	—	583,700	—	822,000	174,075	15,900[7]	1,975,675
Senior Vice President	2014	366,458	—	887,623	—	954,800	279,690	15,600	2,504,171
and CFO	2013	341,458	—	344,999	—	825,750	268,474	15,300	1,795,981
Lawrence P. Radford	2015	380,000	—	556,694	—	890,000	105,114	15,900[7]	1,947,708
Senior Vice President –	2014	366,458	—	709,326	—	886,775	98,277	15,600	2,076,436
Operations	2013	341,458	—	300,000	—	589,950	91,197	15,300	1,337,905
Dr. Dean W. A. McDonald[9]	2015	275,000	—	480,468	—	580,000	110,743	15,900[8]	1,462,111
Senior Vice President -	2014	275,000	—	562,276	—	721,875	214,384	15,600	1,789,135
Exploration	2013	279,443	—	300,000	—	455,400	183,417	16,210	1,234,470
David C. Sienko	2015	250,000	—	289,933	—	397,000	36,365	15,900[7]	989,198
Vice President and	2014	250,000	—	376,900	—	543,725	78,318	15,600	1,264,543
General Counsel	2013	241,875	—	154,001	—	387,900	60,693	15,300	859,769
Don Poirier[9]	2015	226,000	—	314,950	—	401,500	82,950	15,900[8]	1,041,300
Vice President –	2014	226,000	—	412,820	—	459,800	165,348	15,600	1,279,568
Corporate Development	2013	233,080	—	199,999	—	370,620	130,940	16,210	950,849

[1] Salary amounts include both base salary earned and paid in cash during the fiscal year listed.

[2] In accordance with SEC rules, the "Bonus" column will only disclose discretionary cash bonus awards. In each of 2013, 2014 and 2015, there were no discretionary cash bonuses awarded to any NEO.

[3] The amounts shown in the "Stock Awards" column and the "Option Awards" column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in valuing the awards, please see Note 9 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2015. Please see the "Grants of Plan-Based Awards for 2015" table on page 63 for more information about the awards granted in 2015.

[4] This column represents the cash performance payments awarded and earned by the NEOs for the calendar years 2013, 2014 and 2015 under our AIP and for the LTIP plan periods 2011-2013, 2012-2014 and 2013-2015. The 2013 AIP and 2011-2013 LTIP awards were paid 50% in cash and 50% in equity up to target level payout, with any portion above target also paid in the form of RSUs that vested in August 2014. The 2014 AIP and 2012-2014 LTIP awards were paid 75% in cash and 25% in equity. The 2015 AIP and the 2013-2015 LTIP awards were paid 50% in cash and 50% in Hecla's common stock issued under the 2010 Stock Incentive Plan. The awards for each of the plan years are as follows:

Name	Year	AIP Award ($)	LTIP Plan Period	LTIP Units (#)	Unit Value ($)	LTIP Award ($)	Total AIP and LTIP ($)	Total AIP and LTIP Paid in Cash ($)	Total AIP and LTIP Paid in Shares (#)
Baker	2015	695,750	2013-2015	8,250	130.00	1,072,500	1,768,250	884,125	374,629*
	2014	919,600	2012-2014	8,250	167.75	1,383,938	2,303,538	1,727,653	173,983
	2013	544,500	2011-2013	8,250	115.50	952,875	1,497,375	684,750	237,610
Sabala	2015	380,000	2013-2015	3,400	130.00	442,000	822,000	411,000	174,153*
	2014	418,000	2012-2014	3,200	167.75	536,800	954,800	716,100	72,115
	2013	479,250	2011-2013	3,000	115.50	346,500	825,750	283,125	158,662
Radford	2015	500,000	2013-2015	3,000	130.00	390,000	890,000	445,000	188,559*
	2014	467,400	2012-2014	2,500	167.75	419,375	886,775	665,081	66,977
	2013	399,375	2011-2013	1,650	115.50	190,575	589,950	215,625	109,452
McDonald	2015	242,000	2013-2015	2,600	130.00	338,000	580,000	290,000	122,881*
	2014	302,500	2012-2014	2,500	167.75	419,375	721.875	541,406	54,522
	2013	247,500	2011-2013	1,800	115.50	207,900	455,400	193,125	76,689
Sienko	2015	150,000	2013-2015	1,900	130.00	247,000	397,000	198,500	84,110*
	2014	225,000	2012-2014	1,900	167.75	318,725	543,725	407,794	41,067
	2013	180,000	2011-2013	1,800	115.50	207,900	387,900	165,000	65,175
Poirier	2015	135,000	2013-2015	2,050	130.00	266,500	401,500	200,750	85,064*
	2014	124,300	2012-2014	2,000	167.75	335,500	459,800	344,850	34,728
	2013	162,720	2011-2013	1,800	115.50	207,900	370,620	157,800	62,228

* Shares were valued based on the closing price of Hecla's common stock on the NYSE on February 19, 2016 ($2.36).

[5] The amounts reported in this column for 2015 are changes between December 31, 2014 and December 31, 2015 in the actuarial present value of the accumulated pension benefits. None of the amounts reported in this column are above-market nonqualified deferred compensation earnings.

[6] Includes: (i) restricted stock units (204,918) granted to Mr. Baker on July 1, 2015; and (ii) performance-based shares (204,918) awarded to Mr. Baker on July 1, 2015. See "Performance-based Shares" on page 50 for a description of the performance-based shares.

[7] These amounts are Hecla's matching contributions made under Hecla's Capital Accumulation Plan for the NEOs.

[8] These amounts are for retirement contributions made on behalf of Dr. McDonald and Mr. Poirier. Canadian employees are excluded from participation in the Hecla Capital Accumulation Plan. Dr. McDonald and Mr. Poirier are paid in Canadian funds. The amounts reported are in U.S. dollars based on the applicable exchange rates as reported in The Wall Street Journal from time-to-time.

[9] Dr. McDonald and Mr. Poirier receive their compensation in Canadian funds. The amounts reported for Dr. McDonald and Mr. Poirier are in U.S. dollars based on the applicable exchange rates as reported in The Wall Street Journal from time-to-time during this time period.

The following table shows all plan-based awards granted to the NEOs during 2015.

Grants of Plan-Based Awards for 2015

Name	Grant Date	Long-Term Performance Plan Units (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Other Stock Awards: Number of Shares of Stock or Units (#)	Closing Market Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Phillips S. Baker, Jr.											
Common Shares[2]	3/5/15								173,983	3.31	575,884
Restricted Stock[3]	7/1/15								204,918	2.44	500,000
Performance Shares	7/1/15					102,459[4]	204,918[4]	409,836[4]		2.44	651,290
LTIP[5]		9,500	0	1,187,500	3,562,500						
AIP[6]			0	605,000	1,210,000						
James A. Sabala											
Common Shares[2]	3/5/15								72,115	3.31	238,701
Restricted Stock[3]	7/1/15								141,393	2.44	344,999
LTIP[5]		3,400	0	425,000	1,275,000						
AIP[6]			0	304,000	608,500						
Lawrence P. Radford											
Common Shares[2]	3/5/15								66,977	3.31	221,694
Restricted Stock[3]	7/1/15								137,295	2.44	335,000
LTIP[5]		3,400	0	425,000	1,275,000						
AIP[6]			0	304,000	608,500						
Dr. Dean W.A. McDonald											
Common Shares[2]	3/5/15								54,522	3.31	180,468
Restricted Stock[3]	7/1/15								122,950	2.44	300,000
LTIP[5]		2,600	0	325,000	975,000						
AIP[6]			0	300,000	600,000						
David C. Sienko											
Common Shares[2]	3/5/15								41,067	3.31	135,932
Restricted Stock[3]	7/1/15								63,115	2.44	154,001
LTIP[5]		1,900	0	237,500	712,500						
AIP[6]			0	150,000	300,000						
Don Poirier											
Common Shares[2]	3/5/15								34,728	3.31	114,950
Restricted Stock[3]	7/1/15								81,967	2.44	200,000
LTIP[5]		2,050	0	256,250	768,750						
AIP[6]			0	135,600	271,200						

[1] We account for equity-based awards in accordance with the requirements of FASB ASC Topic 718, pursuant to which we recognize compensation expense of performance-based share awards to an employee based on the fair value of the award on the grant date. Compensation expense of restricted stock and RSU awards to an employee is based on the stock price at grant date. The compensation expense for restricted stock and RSUs is recognized over the vesting period.

[2] Represents the number of common stock shares awarded on March 5, 2015 to all NEOs under the terms of the 2010 Stock Incentive Plan. These shares were awarded as part of the 2014 AIP and 2012-2014 LTIP awards, of which 25% was paid in equity.

[3] Represents the number of RSUs granted on July 1, 2015, to the NEOs under the terms of the 2010 Stock incentive Plan. The restrictions lapse for one-third of the RSUs on June 21, 2016, one-third on June 21, 2017, and one-third on June 21, 2018, at which time the units are converted into shares of our common stock. The grant date fair value of the RSUs is the number of restricted shares multiplied by the closing price of the Company common stock on the grant date of July 1, 2015 ($2.44).

[4] Represents the number of performance-based shares of Hecla common stock, having a target value of $500,000 with the potential of up to 200% of this target value (subject to specific performance terms and conditions established for these shares) awarded to Mr. Baker under the 2010 Stock Incentive Plan. Determination of the actual number of these performance-based shares to be received by Mr. Baker will be on the basis of the TSR of Hecla common stock for the three-year period from January 1, 2015 through December 31, 2017, based on the following percentile rank within peer group companies:

- 100th percentile rank = maximum award at 200% of target;
- 60th percentile rank = target award at grant value;
- 50th percentile rank = threshold award at 50% of target;
- Hecla's TSR performance versus that of peer group companies will be based on a comparison of the average share price over the last 60 calendar days prior to January 1, 2015, as the base price, and the average share price the last 60 calendar days of the three-year performance period, plus dividends, to determine relative share value performance and ranking among peers.

[5] Represents the potential value of the payout for each NEO under the 2015-2017 LTIP period if the threshold, target or maximum goals are satisfied for all performance measures. The potential payouts are performance-driven and therefore completely at risk. The business measurements and performance goals for determining the payout are described in the "Compensation Discussion and Analysis" beginning on page 33. Dollar amounts shown are valued as follows on a per unit basis: Threshold, $0; Target, $125; and Maximum, $375. As reflected in the "Summary Compensation Table," awards were paid out in March 2016 for the three-year period 2013-2015. Awards were paid 50% in cash and 50% in Hecla's common stock issued under the 2010 Stock Incentive Plan.

[6] Represents the potential value of the payout for each NEO under the 2015 AIP described on page 43. The total payout to each NEO under the 2015 AIP is described in footnote 4 to the "Summary Compensation Table" on page 61. Awards were paid 50% in cash and 50% in Hecla's common stock issued under the 2010 Stock Incentive Plan.

The following table provides information on the current holdings of stock awards by the NEOs. This table includes unvested RSUs, and performance-based shares. There were no unexercised stock options held by any NEO at year-end.

Outstanding Equity Awards at Calendar Year-End for 2015

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested as of 12/31/15[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Phillips S. Baker, Jr.	—					362,811	685,713		
								151,515[4]	286,363
								204,918[5]	387,295
James A. Sabala	—					121,228	229,121		
Lawrence P. Radford	—					265,101	501,041		
Dr. Dean W. A. McDonald	—					217,686	411,427		
David C. Sienko	—					111,747	211,202		
Don Poirier	—					145,124	274,284		

[1] The following table shows the dates on which the restricted stock units in the outstanding equity awards table vest and the corresponding number of shares, subject to continued employment through the vest date.

	Number of Unvested Restricted Stock Units					
Vesting Date	Baker	Sabala*	Radford	McDonald	Sienko	Poirier
6/21/16	56,883	39,249	34,130	34,130	17,520	22,753
6/21/16	68,306	47,131	45,765	40,983	21,038	27,322
6/25/16	50,505	34,848	33,838	30,303	15,556	20,202
8/5/16	—	—	26,000	—	—	—
6/21/17	68,306	—	45,765	40,983	21,038	27,322
6/25/17	50,505	—	33,838	30,303	15,556	20,202
6/21/18	68,306	—	45,765	40,984	21,039	27,323
Total	362,811	121,228	265,101	217,686	111,747	145,124

* Mr. Sabala is retiring effective June 13, 2016. Mr. Sabala will not receive any RSU's that vest in 2017 or 2018.

[2] The market value of the RSUs is based on the closing market price of our common stock on the NYSE as of December 31, 2015, which was $1.89.

[3] The market value of the performance-based shares is based on the closing market price of our common stock on the NYSE as of December 31, 2015, which was $1.89.

[4] Award of performance-based shares, the value of which will be determined on the basis of the TSR of Hecla common stock for the three-year period from January 1, 2014 through December 31, 2016.

[5] Award of performance-based shares, the value of which will be determined on the basis of the TSR of Hecla common stock for the three-year period from January 1, 2015 through December 31, 2017.

The following table shows information concerning the exercise of stock options and the number of stock awards that vested during calendar year 2015 for each of the NEOs, and the value realized on the exercise of options and vesting of stock awards during calendar year 2015.

Option Exercises and Stock Vested for 2015

	Option Awards[1]		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Phillips S. Baker, Jr.	—	—	173,983[2,7]	—
			137,069[3]	636,000
			56,883[4,7]	—
			35,920[5]	101,294
			50,505[6,7]	—
James A. Sabala	—	—	72,115[2]	238,701
			39,249[4]	112,645
			23,491[5]	66,245
			34,849[6]	98,274
Lawrence P. Radford	—	—	66,977[2]	221,694
			34,130[4]	97,953
			15,948[5]	44,973
			33,839[6]	95,426
Dr. Dean W.A. McDonald	—	—	54,522[2]	180,468
			34,130[4]	97,953
			21,121[5]	59,561
			30,303[6]	85,454
David C. Sienko	—	—	41,067[2]	135,932
			17,520[4]	50,282
			11,063[5]	31,198
			15,555[6]	43,865
Don Poirier	—	—	34,728[2]	114,950
			22,753[4]	65,301
			13,865[5]	39,099
			20,202[6]	56,970

[1] There were no stock options exercises in 2015. All remaining stock options expired in May 2015.

[2] The NEOs were awarded common stock on March 5, 2015, as part of their 2014 AIP and 2012-2014 LTIP being paid 25% in equity. The shares were awarded at the price of $3.31, which was the closing sales price of our common stock on the NYSE on March 5, 2015.

[3] Performance-based shares received in March 2015 based on the TSR of Hecla common stock for the three-year period from January 1, 2012 through December 31, 2014. The share price was determined by using the closing price of Hecla's common stock on the NYSE on June 25, 2012 ($4.64), the date of grant of the performance-based shares.

[4] The NEOs were granted these RSUs on June 21, 2013. On June 21, 2015, the restrictions lapsed and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $2.87, which was the closing sales price of our common stock on the NYSE on June 22, 2015.

[5] The NEOs were granted these RSUs on June 25, 2012. On June 25, 2015, the restrictions lapsed and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $2.82, which was the closing sales price of our common stock on the NYSE on June 25, 2015.

[6] The NEOs were granted these RSUs on June 25, 2014. On June 25, 2015, the restrictions lapsed and each NEO received his units in the form of shares of our common stock. The shares vested at the price of $2.82, which was the closing sales price of our common stock on the NYSE on June 25, 2015.

[7] Mr. Baker deferred the shares into his stock account under the terms of the KEDCP. He may not receive the shares until a "Distributable Event," as defined under the KEDCP, and will not realize value until the shares are distributed to him.

The table below provides information on the nonqualified deferred compensation of the NEOs in 2015.

Nonqualified Deferred Compensation for 2015[1]

Name	Executive Stock Contributions in Last FYE[2] (#)	Registrant Contributions in Last FYE ($)	Aggregate Earnings in Last FYE ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance of Stock at Last FYE (#)
Phillips S. Baker, Jr.	299,488	—	—	—	299,488
James A. Sabala	—	—	—	—	—
Lawrence P. Radford	—	—	—	—	—
Dr. Dean W. A. McDonald[3]	—	—	—	—	—
David C. Sienko	—	—	—	—	—
Don Poirier[3]	—	—	—	—	—

[1] No cash compensation was deferred by NEOs in 2015.
[2] Vested stock deferred into the KEDCP in 2015.
[3] Canadian employees are not eligible to participate in our deferred compensation plan.

Pursuant to the Company's KEDCP, executives and key employees, including the NEOs, may defer all or a portion of their base salary, and awards earned under the LTIP and AIP, and any RSUs granted under the 2010 Stock Incentive Plan. Deferral elections are made by the individual generally in the prior year for amounts to be earned or granted in the following year. Base salary, AIP and LTIP amounts deferred under the KEDCP are credited to either an investment account or a stock account at the participant's election. Amounts credited to an investment account are valued in cash, credited with deemed interest, and distributed with deemed interest in cash upon a distributable event. RSUs awarded under the 2010 Stock Incentive Plan and deferred by a participant are credited to a stock account. Amounts credited to the stock account of a participant are valued based upon our common stock and are delivered to the participant in shares of our common stock upon a distributable event.

The KEDCP also provides for corporate matching amounts where the participants elect to have their base salary, AIP or LTIP awards credited to a stock account. Matching contributions are also valued based on our common stock and distributed upon a distributable event in stock. The ability to defer compensation into a company stock account promotes alignment of the interests of participants with those of our common shareholders. It also provides for corporate discretionary allocations of amounts valued based upon our common stock and credited to a stock account.

As of the end of the last day of each calendar month, an additional amount is credited to the investment account of the participant equal to the product of (i) the average daily balance of the investment account for the month, multiplied by (ii) the annual prime rate for corporate borrowers quoted at the beginning of the quarter by *The Wall Street Journal* (or such other comparable interest rate as the Compensation Committee may designate from time to time).

The amounts credited to the investment or stock account of a participant under the KEDCP are distributable or payable within 75 days of the earliest to occur of the following distribution events: (i) the date on which the participant separates from service with us, with the distribution delayed for six months for certain "specified employees"; (ii) "disability" as defined in Section 409A of the Internal Revenue Code; (iii) the participant's death; (iv) a fixed date or fixed schedule selected by the participant at the time the deferral election was made; (v) an "unforeseeable emergency," as defined in Section 409A of the Internal Revenue Code; (vi) a "change in control" of the Company, as defined in regulations issued by the Internal Revenue Service; and (vii) termination of the KEDCP.

The KEDCP is at all times considered to be entirely unfunded both for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended, and no provision will at any time be made with respect to segregating our assets for the payment of any amounts under the KEDCP. Any funds that may be invested for purposes of fulfilling our promises under the KEDCP are for all purposes to be part of our general assets and available to general creditors in the event of a bankruptcy or insolvency of the Company. Nothing contained in the KEDCP will constitute a guarantee by us that any funds or assets will be sufficient to pay any benefit under the KEDCP.

Change in Control and Termination

We have a change in control agreement ("CIC Agreement") with our NEOs (Messrs. Baker, Sabala, McDonald, Poirier, Radford and Sienko).

In March 2015, the Compensation Committee approved an amendment to each CIC Agreement eliminating the excise tax gross-up provision and adding a "Best Net After Tax Payment," which reduces the amount received by the NEO upon a change in control if the NEO would receive a greater after-tax benefit than he would if full severance benefits were paid, taking into account all applicable taxes including any excise tax. See "Payments Made Upon a Change in Control" on next page.

The CIC Agreements provide that each of the NEOs shall serve in such executive position as the Board may direct. The CIC Agreements become effective only upon a change in control of the Company (the date of such change in control is referred to as the "Effective Date"). The term of employment under the CIC Agreements is three years from the Effective Date (except for Mr. Radford who has a term of two years from the Effective Date). Any CIC Agreements entered into with newly hired executives will contain an employment term of two years from the Effective Date. The CIC Agreements automatically extend for an additional year on each anniversary date of the agreements unless we give notice of nonrenewal 60 days prior to the anniversary date. Under the CIC Agreements, a change in control is, with certain limitations, deemed to occur if: (i) an individual or entity (including a "group" under Section 13(d)(3) of the Exchange Act) becomes the beneficial owner of 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (ii) as the result of a tender offer, merger, proxy fight or similar transaction, the persons who were previously directors of the Company cease to constitute a majority of the Board; (iii) consummation of the sale of all, or substantially all, of the assets of the Company (with certain limitations) occurs; or (iv) the approval of a plan of dissolution or liquidation.

The CIC Agreements are intended to ensure, among other things that, in the event of a change in control, each NEO will continue to focus on adding shareholder value. We seek to accomplish this by assuring that each NEO continues to receive payments and other benefits equivalent to those he was receiving at the time of a change in control for the duration of the employment term under of the CIC Agreement. The CIC Agreements

also provide that should an NEO's employment be terminated either (i) by the NEO for good reason, or (ii) by the Company (other than for cause or disability) after the Effective Date of the CIC Agreement, he would receive from us a lump-sum defined amount generally equivalent to three times the aggregate of his then annual base salary rate and his highest annual incentive prior to the Effective Date. For Mr. Radford and any other CIC Agreements entered into hereafter, the lump-sum defined amount is generally equivalent to two times.

The NEOs would also be entitled to lump-sum payments representing the difference in pension and supplemental retirement benefits to which they would be entitled on (i) the date of actual termination, and (ii) the end of the three-year (or two-year where applicable) employment period under the CIC Agreements. We would also maintain such NEO's participation in all benefit plans and programs (or provide equivalent benefits if such continued participation was not possible under the terms of such plans and programs).

An NEO whose employment has terminated would not be required to seek other employment in order to receive the defined benefits.

The table starting on page 69 reflects the amount of compensation payable to each of the NEOs in the event of termination of such NEO's employment under the terms of the NEO's CIC Agreement. That table also shows the amount of compensation payable to each NEO upon voluntary termination; involuntary not for cause termination; for cause termination; termination following a change in control; and in the event of disability or death of the NEO. The amounts shown assume that such termination was effective as of December 31, 2015, and thus include amounts earned through such time, and are estimates of the amounts which would be paid out to the NEOs upon their termination. The actual amounts to be paid out can only be determined at the time of such NEO's separation from Hecla.

Payments Made Upon Termination. For voluntary and involuntary not for cause terminations, NEOs may receive: (i) a prorated portion of short-term performance compensation; (ii) any amounts due under matured long-term performance compensation plans; (iii) one month of health and welfare benefits; and (iv) any earned, but unused vacation. Neither of these terminations would impact their vested retirement plans and the 401(k) match would be deposited in their accounts.

Payments Made Upon Retirement. The NEOs could receive a prorated portion of any short-term performance compensation and a prorated portion of any long-term compensation in effect at the time of their retirement. They would also receive one month of health and welfare benefits and any earned but unused vacation, and the 401(k) match would be deposited in their accounts. As of December 31, 2015, Mr. Baker was the only NEO that qualified for early or regular retirement from the Hecla Mining Company Retirement Plan.

Payments Made Upon Death or Disability. Upon death or disability, the NEOs would receive a prorated portion of any short-term performance compensation, as well as a prorated portion of any long-term compensation plans in which the NEO was a participant. In both cases, retirement payments would be reduced in accordance with the terms of the plans and, in the case of death, the surviving spouse or other beneficiary would receive the payments. They would also receive one month of health and welfare benefits and any accrued, but unused vacation and the 401(k) match would be deposited in their accounts.

Payments Made Upon a Change in Control. If a change in control occurs as defined in the NEOs' CIC Agreements, they would be eligible for a prorated portion of any short-term performance compensation and a prorated portion of any long-term performance compensation as though they had been employed for an additional three years. They would also receive three years of health and welfare benefits and disability and life insurance premiums would be paid for such three year period. In addition to any earned, but unused vacation, they would be eligible for up to $20,000 in outplacement assistance and the 401(k) match would be deposited in their accounts. Payment would be as if the NEO had been employed for an additional two years under the CIC Agreement with Mr. Radford and any other CIC Agreements entered into hereafter.

The CIC Agreements provide for specified payments and other benefits if the NEO's employment is terminated either (i) by the NEO for good reason, or (ii) by Hecla or its successor other than for cause, death or disability, within the three years (two years for Mr. Radford) following a change in control, or prior to a change in control if it can be demonstrated that the termination was related to a potential change in control. These payments and benefits include the following:

- all accrued obligations;

- a lump-sum payment equal to three times the sum of the NEO's then annual base salary and the NEO's highest annual and long-term incentive payment for the three years prior to the change in control, with multiples of two years under the CIC Agreement with Mr. Radford and any other CIC Agreement entered into hereafter;

- a lump-sum payment equal to the difference in the Retirement Plan and Supplemental Plan benefits to which the NEO would be entitled on (i) the date of actual termination, and (ii) three years later (two years later under the CIC Agreement with Mr. Radford and any other CIC Agreement entered into hereafter); and

- for Messrs. Baker, Sabala, McDonald, Sienko and Poirier, the continued participation for three years in all of Hecla's benefits plans and programs to which the NEO would be entitled on the date of the change in control (or provision of equivalent benefits if such continued participation was not possible under the terms of such plans and programs), or two years in the case of Mr. Radford and any other CIC Agreement entered into hereafter.

In addition, the CIC Agreements, in conjunction with our equity compensation plans, provide for immediate vesting of all stock options and restricted stock awards in the event that, following a change in control, the NEO is terminated without cause or leaves for good reason (i.e., a "double trigger"). In such a situation, the LTIP would also pay out a prorated award based on target performance, regardless of actual performance. However, this payment directly offsets the cash severance payment by the same amount. These plan provisions are intended to recognize the value of the NEO's long-term contribution to Hecla and not permit management decisions to be made without undo concern about possible termination following a change in control.

Potential Payments Upon Termination or Change in Control

Executive Benefits and Payments Upon Termination	Voluntary Termination on 12/31/15 ($)	Involuntary Not For Cause Termination on 12/31/15 ($)	For Cause Termination on 12/31/15 ($)	Termination Following a Change in Control on 12/31/15 ($)	Disability on 12/31/15 ($)	Death on 12/31/15 ($)
Phillips S. Baker, Jr.						
Short-term Performance Compensation	695,750	695,750	—	2,758,800[1]	695,750	695,750
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	685,713	—	—
Long-term Performance Compensation	1,072,500	1,072,500	1,072,500	4,151,814[2]	2,022,500	2,022,500
Benefits & Perquisites:						
Retirement Plans[3]	4,131,441	4,131,441	4,131,441	6,862,316	6,923,561	4,579,218
Deferred Compensation[4]	566,032	566,032	566,032	566,032	566,032	566,032
Health and Welfare Benefits[5]	1,513	1,513	1,513	54,462	1,513	1,513
Disability Income[6]	—	—	—	—	740,329	—
Life Insurance Benefits[7]	—	—	—	11,103	—	325,000
Change in Control Payment[8]	—	—	—	1,815,000	—	—
Earned Vacation Pay[9]	46,536	46,536	46,536	46,536	46,536	46,536
Outplacement	—	—	—	20,000	—	—
Total	**6,513,772**	**6,513,772**	**5,818,022**	**16,971,776**	**10,996,221**	**8,236,549**
James A. Sabala						
Short-term Performance Compensation	380,000	380,000	—	1,437,750[1]	380,000	380,000
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	229,121	—	—
Long-term Performance Compensation	442,000	442,000	442,000	1,610,400[2]	782,000	782,000
Benefits & Perquisites:						
Retirement Plans[3]	1,250,532	1,250,532	1,250,532	2,245,585	1,275,181	899,095
Health and Welfare Benefits[5]	1,051	1,051	1,051	37,833	1,051	1,051
Disability Income[6]	—	—	—	—	418,489	—
Life Insurance Benefits[7]	—	—	—	11,103	—	325,000
Change in Control Payment[8]	—	—	—	1,140,000	—	—
Earned Vacation Pay[9]	21,922	21,922	21,922	21,922	21,922	21,922
Outplacement	—	—	—	20,000	—	—
Total	**2,095,505**	**2,095,505**	**1,715,505**	**6,753,714**	**2,878,643**	**2,409,068**
Lawrence P. Radford						
Short-term Performance Compensation	500,000	500,000	—	1,000,000[1]	500,000	500,000
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	501,041	—	—
Long-term Performance Compensation	390,000	390,000	390,000	838,750[2]	730,000	730,000
Benefits & Perquisites:						
Retirement Plans[3]	336,228	336,228	336,228	497,606	544,166	355,787
Health and Welfare Benefits[5]	1,513	1,513	1,513	36,308	1,513	1,513
Disability Income[6]	—	—	—	—	779,908	—
Life Insurance Benefits[7]	—	—	—	7,402	—	325,000
Change in Control Payment[8]	—	—	—	760,000	—	—
Earned Vacation Pay[9]	21,922	21,922	21,922	21,922	21,922	21,922
Outplacement	—	—	—	20,000	—	—
Total	**1,249,663**	**1,249,663**	**749,663**	**3,683,029**	**2,577,509**	**1,934,222**

Executive Benefits and Payments Upon Termination	Voluntary Termination on 12/31/15 ($)	Involuntary Not For Cause Termination on 12/31/15 ($)	For Cause Termination on 12/31/15 ($)	Termination Following a Change in Control on 12/31/15 ($)	Disability on 12/31/15 ($)	Death on 12/31/15 ($)
Dr. Dean W.A. McDonald						
Short-term Performance Compensation	242,000	242,000	—	907,500[1]	242,000	242,000
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	411,427	—	—
Long-term Performance Compensation	338,000	338,000	338,000	1,258,125[2]	598,000	598,000
Benefits & Perquisites:						
Retirement Plans[3]	990,271	990,271	990,271	1,643,021	1,186,681	813,909
Health and Welfare Benefits[5]	388	388	388	13,968	388	388
Disability Income[6]	—	—	—	—	363,769	—
Life Insurance Benefits[7]	—	—	—	7,674	—	189,000
Change in Control Payment[8]	—	—	—	825,000	—	—
Earned Vacation Pay[9]	15,865	15,865	15,865	15,865	15,865	15,865
Outplacement	—	—	—	20,000	—	—
Total	**1,586,524**	**1,586,524**	**1,344,524**	**5,102,580**	**2,406,703**	**1,859,162**
David C. Sienko						
Short-term Performance Compensation	150,000	150,000	—	675,000[1]	150,000	150,000
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	211,202	—	—
Long-term Performance Compensation	247,000	247,000	247,000	956,175[2]	437,000	437,000
Benefits & Perquisites:						
Retirement Plans[3]	252,798	252,798	252,798	380,971	702,777	423,004
Health and Welfare Benefits[5]	447	447	447	16,097	447	447
Disability Income[6]	—	—	—	—	952,799	—
Life Insurance Benefits[7]	—	—	—	9,531	—	251,000
Change in Control Payment[8]	—	—	—	750,000	—	—
Earned Vacation Pay[9]	14,423	14,423	14,423	14,423	14,423	14,423
Outplacement	—	—	—	20,000	—	—
Total	**664,668**	**664,668**	**514,668**	**3,033,399**	**2,257,446**	**1,275,874**
Don Poirier						
Short-term Performance Compensation	135,000	135,000	—	488,160[1]	135,000	135,000
Stock Options	—	—	—	—	—	—
Restricted Stock	—	—	—	274,284	—	—
Long-term Performance Compensation	266,500	266,500	266,500	1,006,500[2]	471,500	471,500
Benefits & Perquisites:						
Retirement Plans[3]	710,480	710,480	710,480	1,183,558	992,656	664,225
Health and Welfare Benefits[5]	388	388	388	13,968	388	388
Disability Income[6]	—	—	—	—	425,116	—
Life Insurance Benefits[7]	—	—	—	8,500	—	226,000
Change in Control Payment[8]	—	—	—	678,000	—	—
Earned Vacation Pay[9]	13,038	13,038	13,038	13,038	13,038	13,038
Outplacement	—	—	—	20,000	—	—
Total	**1,125,406**	**1,125,406**	**990,406**	**3,686,008**	**2,037,698**	**1,510,151**

[1] Represents three times the highest annual incentive payment paid in the last three years for Messrs. Baker, Sabala, McDonald, Sienko and Poirier. Represents two times the highest annual incentive payment paid in the last three years for Mr. Radford.

[2] Represents three times the highest long-term incentive payment paid in the last three years for Messrs. Baker, Sabala, McDonald, Sienko and Poirier. Represents two times the highest long-term incentive payment paid in the last three years for Mr. Radford.

[3] Reflects the estimated lump-sum present value of qualified and nonqualified retirement plans to which the NEO would be entitled. Mr. Baker is the only NEO that qualified for early or regular retirement on December 31, 2015, under our retirement plan.

[4] Reflects the lump-sum present value of shares held in Mr. Baker's stock account under our KEDCP, based on the Company's closing stock price on the NYSE on December 31, 2015 ($1.89).

[5] Reflects the estimated lump-sum value of all future premiums, which will continue to be paid by the Company on behalf of Messrs. Baker, Sabala, McDonald, Sienko and Poirier under our health and welfare benefit plans for three years upon a termination following a change in control and for one month otherwise. Reflects the estimated lump-sum value of all future premiums, which will continue to be paid by the Company on behalf of Mr. Radford under our health and welfare benefit plans for two years upon a termination following a change in control and for one month otherwise.

[6] Reflects the estimated lump-sum present value of all future payments which the NEO would be entitled to receive under our disability program.

[7] Reflects the estimated lump-sum value of the cost of coverage for life insurance provided by us to the NEO; provided, however, that the amount reflected under the heading "Death" reflects the estimated present value of the proceeds payable to the NEO's beneficiaries upon his death.

[8] Represents three times annual base salary for Messrs. Baker, Sabala, McDonald, Sienko and Poirier. Represents two times annual base salary for Mr. Radford.

[9] Represents lump-sum payment of earned vacation time accrued.

EQUITY COMPENSATION PLAN INFORMATION

As of December 31, 2015, the Company has three equity incentive compensation plans that have been approved by the shareholders under which shares of the Company's common stock have been authorized for issuance to directors, officers, employees, and consultants. All outstanding awards relate to our Common Stock.

	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders:			
2010 Stock Incentive Plan	—	N/A	11,975,936
Stock Plan for Nonemployee Directors	—	N/A	506,921
Key Employee Deferred Compensation Plan	—	N/A	638,911
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total			13,121,768

OTHER BENEFITS

Retirement Plan

Our NEOs participate in the Hecla Mining Company Qualified Retirement Plan (the "Retirement Plan"), which covers substantially all of our employees, except for certain hourly employees who are covered by separate plans. Contributions to the Retirement Plan, and the related expense or income, are based on general actuarial calculations and, accordingly, no portion of our contributions, and related expenses or income, is specifically attributable to our officers. We also have an unfunded Supplemental Excess Retirement Plan adopted in November 1985 (the "SERP") under which the amount of any benefits not payable under the Retirement Plan by reason of the limitations imposed by the Internal Revenue Code and/or the Employee Retirement Income Security Act, as amended (the "Acts"), and the loss, if any, due to a deferral of salary made under our KEDCP and/or our 401(k) Plan will be paid out of our general funds to any employee who may be adversely affected. Under the Acts, the current maximum annual pension benefit payable by the Retirement Plan to any employee is $210,000, subject to specified adjustments, and is calculated using earnings not in excess of $265,000. Upon reaching the normal retirement age of 65, each participant is eligible to receive annual retirement benefits in monthly installments for life equal to, for each year of credited service, 1% of final average annual earnings (defined as the highest

average earnings of such employee for any 36 consecutive calendar months during the final 120 calendar months of service) up to the applicable covered compensation level (which level is based on the Social Security maximum taxable wage base) and 1.75% of the difference, if any, between final average annual earnings and the applicable covered compensation level. The Retirement Plan and SERP define earnings for purposes of the plans to be "a wage or salary for services of employees inclusive of any bonus or special pay including gain-sharing programs, contract miners' bonus pay and the equivalent," except that on or after July 1, 2013, earnings are defined as "base salary or wages for personal services and elective deferrals plus (i) elective deferrals not includable in the gross income of the Employee under Code Sections 125, 132(f)(4), 402(e)(3), 402(h), 403(b) and 457, (ii) one-half (1/2) of any performance based or annual incentive bonus, (iii) one-half (1/2) of any safety incentive award, (iv) paid time off, other than pay while on disability leave, (v) any post-employment payment for services performed during the course of employment that would have been paid to the Employee prior to the severance from employment if the Employee had continued in employment with an Employer, and (vi) compensation for overtime at the Employee's regular rate of pay."

The following table shows estimated aggregate annual benefits under our Retirement Plan and the SERP payable upon retirement to a participant who retires in 2015 at age 65 having the years of service and final average annual earnings as specified. The table assumes Social Security covered compensation levels as in effect on January 1, 2015.

Estimated Annual Retirement Benefits

Final Average Annual Earnings	Years of Credited Service						
	5	10	15	20	25	30	35
$ 100,000	$ 5,931	$ 11,862	$ 17,792	$ 23,723	$ 29,654	$ 35,585	$ 41,515
150,000	10,306	20,612	30,917	41,223	51,529	61,835	72,140
200,000	14,681	29,362	44,042	58,723	73,404	88,085	102,765
250,000	19,056	38,112	57,167	76,223	95,279	114,335	133,390
300,000	23,431	46,862	70,292	93,723	117,154	140,585	164,015
350,000	27,806	55,612	83,417	111,223	139,029	166,835	194,640
400,000	32,181	64,362	96,542	128,723	160,904	193,085	225,265
450,000	36,556	73,112	109,667	146,223	182,779	219,335	255,890
500,000	40,931	81,862	122,792	163,723	204,654	245,585	286,515
550,000	45,306	90,612	135,917	181,223	226,529	271,835	317,140
600,000	49,681	99,362	149,042	198,723	248,404	298,085	347,765
650,000	54,056	108,112	162,167	216,223	270,279	324,335	378,390
700,000	58,431	116,862	175,292	233,723	292,154	350,585	409,015
750,000	62,806	125,612	188,417	251,223	314,029	376,835	439,640
800,000	67,181	134,362	201,542	268,723	335,904	403,085	470,265
850,000	71,556	143,112	214,667	286,223	357,779	429,335	500,890
900,000	75,931	151,862	227,792	303,723	379,654	455,585	531,515
950,000	80,306	160,612	240,917	321,223	401,529	481,835	562,140
1,000,000	84,681	169,362	254,042	338,723	423,404	508,085	592,765

Benefits listed in the pension table are not subject to any deduction for Social Security or other offset amounts. As of December 31, 2015, the following executive officers have completed the indicated number of full years of credited service: P. Baker, 14 years; J. Sabala, 7 years; L. Radford, 4 years; D. McDonald, 9 years; D. Sienko, 5 years; and D. Poirier, 8 years.

Pension Benefits

The following table shows pension information under the Hecla Mining Company Retirement Plan and the SERP for the NEOs as of December 31, 2015. The terms and conditions for participation in, and payments from, these plans are described above under "Retirement Plan." The actuarial present value of accumulated benefit is determined using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age of 65, or the current age if eligible for early retirement. These assumptions are described in the pension footnotes to our financial statements included in our Annual Report on Form 10-K.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Calendar Year ($)
Phillips S. Baker, Jr.	Hecla Mining Company Retirement Plan	14	415,383	—
	Hecla Mining Company Supplemental Excess Retirement Plan		3,716,058	—
James A. Sabala	Hecla Mining Company Retirement Plan	7	316,695	—
	Hecla Mining Company Supplemental Excess Retirement Plan		933,837	—
Lawrence P. Radford	Hecla Mining Company Retirement Plan	4	125,114	—
	Hecla Mining Company Supplemental Excess Retirement Plan		211,114	—
Dr. Dean W.A. McDonald	Hecla Mining Company Retirement Plan	9	341,029	—
	Hecla Mining Company Supplemental Excess Retirement Plan		649,242	—
David C. Sienko	Hecla Mining Company Retirement Plan	5	121,159	—
	Hecla Mining Company Supplemental Excess Retirement Plan		131,639	—
Don Poirier	Hecla Mining Company Retirement Plan	8	280,758	—
	Hecla Mining Company Supplemental Excess Retirement Plan		429,722	—

PROPOSAL 5 – APPROVAL OF NAMED EXECUTIVE OFFICER COMPENSATION

The Board believes strongly that the Company's current executive compensation program is right for the Company and our shareholders at the current time. The Company's current executive compensation program is described in detail in the section of this Proxy Statement entitled "Compensation Discussion and Analysis" starting on page 33, as well as in the compensation tables starting on page 61. The Company's executive compensation program is designed to attract, retain, and motivate talented individuals who possess the executive experience and the leadership skills needed by the Company in order to maintain and increase shareholder value. The Company seeks to provide executive compensation that is competitive with that provided by companies in our peer group within the mining industry. The Company also seeks to provide both near-term and long-term financial incentives to our executives that reward them for good performance and achieving financial results and strategic objectives that are expected to contribute to increased long-term shareholder value.

Underlying these incentives is a strong philosophy of "pay for performance" that forms the foundation of decisions regarding the compensation of our NEOs. This compensation philosophy, which has been consistent over many years, is designed to align the interests of our NEOs with the interests of our shareholders and is central to our ability to attract, retain and motivate executive leaders to guide the Company through market challenges over the long-term.

The Company has demonstrated consistent strong financial performance both in the short-term and in the long-term. The Company believes that its NEOs have contributed significantly to these achievements. Their tenure with the Company ranges from 5 years to 14 years, providing the Company with consistent, steady and experienced leadership that has been able to guide the Company to consistent strong financial performance over multi-year periods.

The Board strongly believes in the effectiveness and appropriateness for the Company of its executive compensation program. The Company believes this confidence is shared by its shareholders, as evidenced by the favorable vote of 83% of its shareholders on the similar proposal presented at last year's annual meeting. The Company's compensation practices did not change materially from calendar year 2014 to calendar year 2015 and the Board hopes that the shareholders will continue to believe in the effectiveness and appropriateness of the Company's executive compensation program, and will express that belief through a favorable vote on this proposal at this Annual Meeting.

The vote is advisory and therefore not binding on Hecla, the Compensation Committee or the Board. However, the Board and the Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

We are asking shareholders to approve the following resolution at the 2016 Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, described in the Compensation Discussion and Analysis, Summary Compensation Table for 2015, and the related compensation tables and narrative in the Proxy Statement for the Company's 2016 Annual Shareholders' Meeting, is hereby APPROVED."

> ☑ **The Board recommends that you vote "FOR" approval of the compensation of our named executive officers.**

STOCK OWNERSHIP INFORMATION

Guidelines and Timing of Equity Awards. We have no program, plan or practice to time the grant of stock-based awards relative to the release of material non-public information or other corporate events. All equity grants to executive officers are approved by the Compensation Committee at regularly scheduled meetings or, in limited cases involving key recruits or promotions, by a special

meeting or unanimous written consent. The grant date is the meeting date or a fixed, future date specified at the time of the grant. Under the terms of our 2010 Stock Incentive Plan, the fair market value is the closing stock price of our common stock on the NYSE on the date of grant. In addition, the Compensation Committee typically makes equity grants to NEOs in the first half of the year.

Stock Ownership Guidelines

In an effort to more closely align the Company's non-management directors' financial interests with those of the shareholders, in June 2012, the Compensation Committee and Board adopted stock ownership guidelines for our non-management directors. Under these guidelines, each non-management director is encouraged to own shares of common stock (which includes shares held under the Hecla Mining Company Stock Plan for Nonemployee Directors and the 2010 Stock Incentive Plan) valued at three times their annual cash retainer and should comply with the guidelines within five years of the adoption of the guidelines. Any directors appointed or elected after June 2012 are required to achieve their expected value requirement within five years of their appointment or election to the Board.

In the event a non-management director's cash retainer increases, he or she will have three years from the date of the increase to acquire any additional shares needed to meet these guidelines.

Similarly, we believe that it is important to encourage our executive officers to hold a material amount of our common stock and to link their long-term economic interest directly to that of our shareholders. To achieve this goal, in June 2012, the Compensation Committee and Board established stock ownership guidelines for the Company's senior management. The guidelines for the CEO are six times base salary, which should be achieved within five years of the adoption of the guidelines. The guidelines for all other executive officers are two times base salary, which should be achieved within five years of the adoption of the guidelines. Unvested shares of restricted stock units and shares held directly are considered owned for purposes of the guidelines. Any executive officer employed after June 2012 is required to achieve his or her expected value requirement within five years of the date that the executive officer assumes his or her position. If an NEO becomes subject to a greater ownership amount due to a promotion or an increase in base salary, the NEO is expected to meet the higher ownership threshold within three years.

Because of fluctuations in the Company's stock price, in February 2016, the Compensation Committee and the Board of Directors amended the stock ownership guidelines to provide a valuation methodology that consists of valuing the shares held by using the average closing price of the Company's common stock on the NYSE for the previous calendar year. Because share prices of all companies are subject to market volatility, the Board believes that it would be unfair to require an executive or Board member to buy more shares simply because Hecla's stock price drops. In the event there is a significant decline in Hecla's stock price that causes an executive's or Board member's holdings to fall below the applicable threshold, the executives or Board members will not be required to purchase additional shares to meet the threshold, but they may not sell or transfer any shares until the threshold has again been achieved. The stock ownership guidelines also provide that if any executive or Board member falls below their required holdings, they shall have three years to achieve the required ownership level.

The following tables summarize the non-management directors and NEO's stock ownership guidelines and their status as of December 31, 2015, based on the average closing price of our common stock on the NYSE for calendar year 2015 ($2.6071). As of December 31, 2015, all NEOs met the guidelines. In the calculations for our NEOs, we include shares directly held and unvested RSUs. We do not include unexercised stock options or performance-based shares.

In June 2014, the Compensation Committee recommended and the Board approved increases to cash retainers for the Chairman of the Board, and for each chair of the committees. Due to these increases in 2014, Mr. Crumley has until June 2017 to comply with the stock ownership guidelines. In the calculations for our non-management directors, we include shares directly held and shares held under the Hecla Mining Company Stock Plan for Nonemployee Directors.

Non-Management Director Stock Ownership as of December 31, 2015

Director	Annual Retainer ($)	X Annual Retainer	Total Value of Shares to be Held ($)	Shares Held Directly (#)	Shares Held in Directors Trust[1] (#)	Total Shares (#)	Total Value of Shares Held by Director ($2.6071) ($)[2]	Meets Guidelines
Bowles	66,000	3x	198,000	88,263	48,233	136,496	355,859	Yes
Crumley	156,000	3x	468,000	99,263	74,349	173,612	452,624	No
Nethercutt	66,000	3x	198,000	83.263	49,648	132,911	346,512	Yes
Rogers	66,000	3x	198,000	83,263	43,396	126,659	330,213	Yes
Stanley	66,000	3x	198,000	83,263	43,396	126,659	330,213	Yes
Taylor	66,000	3x	198,000	56,648[3]	67,810	124,458	324,474	Yes

[1] As of December 31, 2015, the total amount of shares held in trust pursuant to the terms of the Stock Plan for Nonemployee Directors by each of the above-named directors.

[2] The value of shares held is determined by using the average closing price of the Company's common stock for the previous calendar year on the NYSE, which for 2015 was $2.6071.

[3] Includes 2,500 shares held in an IRA by Dr. Taylor.

Executive Stock Ownership as of December 31, 2015

NEO	Annual Base Salary ($)	X Annual Base Salary	Total Value of Shares to be Held ($)	Shares Held Directly (#)	Unvested RSUs (#)	Total Shares (#)	Total Value of Shares Held by NEO at 12/31/15 ($2.6071)[1] ($)	Meets Guidelines
Baker	605,000	6x	3,630,000	1,925,770	362,811	2,288,581	5,966,560	Yes
Sabala	380,000	2x	760,000	261,472	250,338	511,810	1,334,340	Yes
Radford	380,000	2x	760,000	255,371	265,101	520,472	1,356,923	Yes
McDonald	275,000	2x	550,000	276,103	217,686	493,789	1,287,357	Yes
Sienko	250,000	2x	500,000	167,788	111,747	279,535	728,776	Yes
Poirier	226,000	2x	452,000	210,644	145,124	355,768	927,523	Yes

[1] Average closing price of Hecla's common stock on the NYSE for calendar year 2015.

Additional information regarding shares held by the non-management directors and our NEOs is included in the "Security Ownership of Certain Beneficial Owners and Management" table on the following page.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the number and percentage of the shares of common stock beneficially owned by each current director and each current executive officer of Hecla, and by all current directors and executive officers as a group, as of March 23, 2016. On that date, all of such persons together beneficially owned an aggregate of less than one percent of the outstanding shares of our common stock. Except as otherwise indicated, the directors, nominees and officers have sole voting and investment power with respect to the shares listed, including shares which the individual has the right to acquire by exercising stock options but has not done so.

Name of Beneficial Owner	Title of Class	Shares Beneficially Owned		Percent of Class
		Number	Nature	
Phillips S. Baker, Jr. President and CEO		1,862,459[1]	Direct[2]	
		362,811	RSU[3]	
		674,117	Deferred Shares[4]	
		356,433	Performance Units[5]	
	Common	3,255,820		*
Dr. Dean W.A. McDonald Senior Vice President – Exploration		340,370	Direct[2]	
		217,686	RSU[3]	
	Common	558,056		*
Don Poirier Former Vice President – Corporate Development		295,708	Direct[2]	
		145,124	RSU[3]	
	Common	440,832		*
Lawrence P. Radford Senior Vice President – Operations		377,650	Direct[2]	
		265,101	RSU[3]	
	Common	642,751		*
James A. Sabala Senior Vice President and Chief Financial Officer		374,342[6]	Direct[2]	
		250,338	RSU[3]	
	Common	624,680		*
David C. Sienko Vice President and General Counsel		221,369	Direct[2]	
		111,747	RSU[3]	
	Common	333,116		*
Ted Crumley Director		99,263	Direct[2]	
		74,349	Indirect[7]	
	Common	173,612		*
George R. Johnson Director	Common	2,010	Indirect[7]	*
Stephen F. Ralbovsky Director	Common	2,010	Indirect[7]	*
George R. Nethercutt, Jr. Director		83,263	Direct[2]	
		49,648	Indirect[7]	
	Common	132,911		*
Terry V. Rogers Director		83,263	Direct[2]	
		43,396	Indirect[7]	
	Common	126,659		*
Charles B. Stanley Director		83,263	Direct[2]	
		43,396	Indirect[7]	
	Common	126,659		*
Dr. Anthony P. Taylor Director		54,148	Direct[2]	
		2,500	IRA	
		67,810	Indirect[7]	
	Common	124,458		*
All current directors, nominee directors and officers as a group (15 individuals)	Common	6,754,617		____%

* Represents beneficial ownership of less than one percent, based upon _____ shares of our common stock issued and outstanding as of March 23, 2016.

[1] Includes 223,642 shares held jointly with Mr. Baker's spouse, as to which Mr. Baker shares voting and investment power.

[2] "Direct" means shares held of record and any shares beneficially owned through a trust, broker, financial institution, or other nominee, and with respect to which the officer or director has sole or shared voting power.

[3] "RSU" means restricted stock units awarded under the Key Employee Deferred Compensation Plan or 2010 Stock Incentive Plan that have not vested. See footnote 1 of the "Outstanding Equity Awards at Calendar Year-End for 2015" on page 64.

[4] "Deferred Shares" means stock that has vested or been awarded, but is deferred until a distributable event under the terms of the Key Employee Deferred Compensation Plan.

[5] "Performance Units" means performance-based equity, based on a three-year TSR. See "Performance-based Shares" on page 50 and "Outstanding Equity Awards at Calendar Year-End for 2015" table on page 64.

[6] All shares are held jointly with Mr. Sabala's spouse, as to which Mr. Sabala shares voting and investment power.

[7] "Indirect" means shares credited to each independent director, all of which are held indirectly in trust pursuant to our Stock Plan for Nonemployee Directors. Each director disclaims beneficial ownership of all shares held in trust under the stock plan. See "Compensation of Non-Management Directors" on page 15.

To our knowledge, as of March 23, 2016, the only "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of our common stock entitled to vote at the Annual Meeting are shown in the table below:

Title of Class	Name & Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common	Van Eck Associates Corporation[1] 666 Third Ave. – 19th Floor New York, NY 10017	47,063,834	_____%
Common	The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	25,273,086	_____%
Common	BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	20,427,903	_____%

[1] Based solely on a Schedule 13G/A filed on February 11, 2016, with the SEC by Van Eck Associates Corporation. Van Eck Associates Corporation has sole voting and dispositive power with respect to all shares.

[2] Based solely on a Schedule 13G/A filed on February 11, 2016, with the SEC by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole voting power with respect to 469,494 shares, shared voting power with respect to 45,100 shares, sole dispositive power with respect to 24,778,664 shares, and shared dispositive power with respect to 494,422 shares.

[3] Based solely on a Schedule 13G/A filed on January 26, 2016, with the SEC by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 19,560,312 shares and sole dispositive power with regard to 20,427,903 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in their ownership of our stock. These persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms, or written representations from certain reporting persons that no such forms were required, we believe that during the calendar year ended December 31, 2015, all filing requirements applicable to our officers, directors and greater than 10% owners of our common stock were complied with.

GENERAL INFORMATION ABOUT THE MEETING

Record Date, Shares Outstanding and Quorum

If you were a holder of Hecla common stock either as a *"shareholder of record"* or as the *"beneficial owner"* of shares held in street name as of the Record Date, you may vote your shares at the Annual Meeting. As of the Record Date, _____ shares of common stock were outstanding and entitled to vote at the Annual Meeting. Shares of our common stock that are held by us in our treasury are not counted as shares outstanding and will not be voted. Each shareholder has one vote for each share of common stock held as of the Record Date.

A quorum must be present in order for business to be conducted at the Annual Meeting. A quorum consists of the presence at the Annual Meeting, in person or

represented by proxy, of a majority of the outstanding shares of our common stock as of the Record Date. Shares represented by proxies marked "Abstain" and "broker non-votes" are counted in determining whether a quorum is present for the transaction of business at the Annual Meeting. A "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Votes Required for the Proposals

Under NYSE rules, if our shares are held in "street name" and you do not indicate how you wish to vote, your broker is only permitted to exercise its discretion to vote your shares on certain "routine" matters. Proposal 1 (Election of Directors), Proposal 2 (Approval of Amendments to the Company's Certificate of Incorporation and Bylaws to Remove Certain 80% Supermajority Voting Provisions), Proposal 3 (Approval of Amendments to the Company's Certificate of Incorporation and Bylaws, Under Certain Circumstances, to Permit Shareholders to Call Special Meetings), and Proposal 5 (Approval of Executive Compensation), are not "routine" matters, whereas Proposal 4 (Ratification of Appointment of BDO USA, LLP) is a "routine" matter. Accordingly, if you do not direct your broker how to vote for a director in Proposal 1 or how to vote for Proposals 2, 3 and 5, your broker is not permitted to exercise discretion and is not permitted to vote your shares on such matters. This is called a "broker non-vote."

Proposal 1 – Election of Directors. Pursuant to our Bylaws, each director will be elected by a majority of votes cast at the Annual Meeting, whether in person or by proxy. A properly executed proxy card marked "WITHHOLD" with respect to the election of directors will not be voted (and therefore will not be considered a vote cast) and will not court "FOR" the nominee or nominees for which the vote was withheld. Any shares not voted (whether by abstentions, broker non-votes or otherwise) have the same impact as an instruction to withhold authority in the election of directors, and will not affect the election of directors.

Proposal 2 – Approval of Amendments to the Company's Certificate of Incorporation and Bylaws to Remove Certain 80% Supermajority Voting Provisions. Approval of this proposal requires the affirmative vote of 80% of our outstanding shares of common stock. Abstentions and broker non-votes have the effect of a vote against this proposal.

Proposal 3 – Approval of Amendments to the Company's Certificate of Incorporation and Bylaws, Under Certain Circumstances, to Permit Shareholders to Call Special Meetings of Shareholders. Approval of this proposal requires the affirmative vote of 80% of our outstanding shares of common stock. Abstentions and broker non-votes have the effect of a vote against this proposal.

Proposal 4 – Ratification of the Appointment of BDO USA, LLP as Independent Auditors. This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Abstentions or shares that are not voted are not counted as cast for this purpose.

Proposal 5 – Advisory Vote to Approve Executive Compensation. The advisory vote on executive compensation requires the affirmative vote of a majority of votes cast at the Annual Meeting, whether in person or by proxy. Abstentions or shares that are not voted are not counted as cast for this purpose.

Proxies

A "proxy" is your legal appointment in a written document of another person to vote the shares that you own in accordance with your instructions. The persons you appoint to vote your shares are also called proxies. We have designated Phillips S. Baker, Jr., our President and CEO, and Michael B. White, our Corporate Secretary, as proxies for the Annual Meeting. When you sign the proxy card, you appoint Phillips S. Baker, Jr. and Michael B. White as your representatives at the Annual Meeting. As your representatives, they will vote your shares at the Annual Meeting (including any adjournment or postponement) as you have instructed them on your proxy card.

Proxies Submitted but not Voted

If you properly sign and return your proxy card or complete your proxy via the telephone or Internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted they will be voted FOR the election of all nominees for Director as set forth under "Election of Directors," FOR the amendments to the Company's Certificate of Incorporation and Bylaws to remove certain 80% supermajority voting provisions, FOR the amendments to the Company's Certificate of Incorporation and Bylaws to permit shareholders, under certain circumstances, to call special meetings of shareholders, FOR ratification of the appointment of the independent registered public accountants, and FOR the advisory vote on executive compensation,

Methods of Voting

If your shares are held in your name, you have the right to vote in person at the Annual Meeting. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may vote without attending the Annual Meeting. You may vote by granting a proxy or, for shares held beneficially in street name, by submitting voting instructions to your broker or nominee. In most cases, you will be able to do this by using the Internet, by telephone, or by mail if you received a printed set of the Proxy Materials.

To vote by mail:

- Mark, sign and date your proxy card; and
- Return your proxy card in the enclosed postage-paid envelope.

To vote by proxy over the Internet:

- Have your proxy card or Notice available;
- Log on to the Internet and visit the website noted on your proxy card or Notice (www.proxyvote.com);
- Follow the instructions provided; and
- Do not mail your proxy card.

To vote by proxy by telephone:

- Have your proxy card available;
- Call the toll-free number listed on your proxy card (1-800-690-6903);
- Follow the recorded instructions; and
- Do not mail your proxy card.

To vote in person if you are a registered shareholder of record:

- Attend our Annual Meeting;
- Bring a valid photo identification; and
- Deliver your completed proxy card or ballot in person.

To vote in person if you hold your shares in "street name" (through a broker, financial institution or other nominee):

- Attend our Annual Meeting;
- Bring a valid photo identification; and
- Obtain from your broker a document that allows you to vote the shares held for your benefit, attach that document to your completed proxy card or ballot and deliver it in person.

To vote your 401(k) Plan shares:

If you participate in the Hecla Mining Company Capital Accumulation Plan and hold shares of our common stock in your plan account as of the Record Date, you will receive a request for voting instructions from the plan trustee

("Vanguard") with respect to your plan shares. You are entitled to direct Vanguard how to vote your plan shares. If you do not provide voting instructions to Vanguard by 11:59 p.m., Eastern Daylight Time, on May 18, 2016, the Hecla shares in your plan account will be voted by Vanguard in the same proportion as the shares held by Vanguard for which voting instructions have been received from other participants in the plan.

Deadline for Voting

The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Time, on May 18, 2016. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" shareholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Revoking a Proxy

If you are a shareholder of record, you may revoke your proxy and change your vote at any time before your proxy is voted at the Annual Meeting, in any of the following ways:

- By sending a written notice of revocation to our Corporate Secretary, if such notice is received prior to the vote at the Annual Meeting, at our principal executive offices:

    Hecla Mining Company
    Attn: Corporate Secretary
    6500 N. Mineral Drive, Suite 200
    Coeur d'Alene, ID 83815-9408

- By submitting a later-dated proxy to our Corporate Secretary prior to the vote at the Annual Meeting; or

- By voting in person at the Annual Meeting.

If you hold your shares in street name, you should contact your broker for information on how to revoke your voting instructions and provide new voting instructions.

If you hold your shares in the Hecla Mining Company Capital Accumulation Plan, you may revoke your previously provided voting instructions by filing with Vanguard either a written notice of revocation or a properly executed proxy bearing a later date prior to the deadline for voting plan shares. If you hold your Hecla shares outside of the plan, you may vote those shares separately.

Costs of Solicitation

We will bear all costs and expenses relating to the solicitation of proxies, including the costs of preparing, assembling, printing, mailing and distributing these Proxy Materials. We have hired Broadridge to assist us in mailing these Proxy Materials. Additionally, we have retained Morrow & Co., LLC, 470 West Ave., Stamford, Connecticut to assist in the solicitation of votes for an estimated fee of $8,000, plus reimbursement of certain out-of-pocket expenses. Solicitations may be made personally or by mail, facsimile, telephone, or via the Internet. However, if you choose to access the Proxy Materials over the Internet, you are responsible for any Internet access charges you may incur. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of the shares of common stock held by such persons, and we will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with such activities.

Results of the Annual Meeting

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the SEC within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting the SEC's website at www.sec.gov, visiting our website at www.hecla-mining.com or contacting our Investor Relations Department by writing to Investor Relations Department, Hecla Mining Company, 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, ID 83815-9408 or by sending an email to hmc-info@hecla-mining.com.

Annual Report

Our Annual Report to Shareholders, consisting of our Form 10-K for the year ended December 31, 2015, and other information, is being made available to shareholders with this Proxy Statement. Shareholders may obtain a copy of our Annual Report for the calendar year ended December 31, 2015, without cost, by written or oral request to:

You can also access our SEC filings, including our Annual Reports on Form 10-K, and all amendments thereto, on the SEC website at https://www.sec.gov/edgar.shtml or on our website at http://www.hecla-mining.com.

Hecla Mining Company
Attention: Jeanne DuPont
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408
Telephone: 208-769-4100

Householding of Proxy Materials

Many brokerage firms, financial institutions and transfer agents have instituted "householding" procedures for beneficial owners and shareholders of record. Householding is when a single copy of our Proxy Materials is sent to a household in which two or more shareholders reside if they appear to be members of the same family. This practice is designed to reduce duplicate mailings and save significant printing and postage costs, as well as natural resources.

If you are a beneficial owner, you may have received householding information from your broker, financial institution or other nominee shareholder in the past. Please contact the shareholder of record directly if you have questions, require additional copies of our Proxy Materials, or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the shareholder of record if you wish to institute householding. These options are available to you at any time.

Shareholders of record who share an address and would like to receive a separate copy of our Proxy Materials for future annual meetings, or have questions regarding the householding process, may contact our transfer agent, American Stock Transfer & Trust Company, either by written request or by telephone at the address and telephone number listed above. By contacting American Stock Transfer & Trust Company, shareholders of record sharing an address can also request delivery of multiple copies of our Proxy Materials in the future.

Electronic Delivery of Proxy Materials, Annual Reports, News Releases and Documents Filed with the Securities and Exchange Commission

We want to communicate with you in the way that is most convenient for you. You may choose to receive either a full set of printed materials – which will include an Annual Report, Proxy Statement, and proxy card ("Proxy Materials") – or an email with instructions for how to view the materials and vote online. If you are a shareholder of record, you may request and consent to electronic delivery of future Proxy Materials by following the instructions on your proxy card or by visiting our website at http://www.hecla-mining.com under "Investors," selecting "Annual Reports," and then selecting "Electronic Proxy Request." If your shares are held in street name, please contact your broker and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the Proxy Materials to you beginning next year and you will be sent an email message notifying you of the Internet address or addresses where you may access the Proxy Materials. Your consent to electronic delivery will remain in effect until you revoke it. If you selected electronic delivery last year, we will not mail the Proxy Materials to you this year and you will receive an email message with the Internet address where you may access the Proxy Materials for the current year. This process is designed to expedite shareholders' receipt of Proxy Materials, lower the cost of the Annual Meeting, and help conserve natural resources.

Shareholders may also elect to receive notice of our filings with the SEC, annual reports and news releases by email. You may sign up for this service by visiting our website at http://www.hecla-mining.com under "Investors" and selecting "Subscribe for Updates".

Shareholder List

A list of shareholders eligible to vote at the meeting will be available for examination by any shareholder for any purpose relevant to the meeting during ordinary business hours for at least ten days prior to May 19, 2016, at Hecla's corporate offices, located at 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho, and at the offices of Paine Hamblen LLP, located at 717 West Sprague Avenue, Suite 1200, Spokane, Washington.

PROVISIONS OF HECLA'S BYLAWS WITH RESPECT TO SHAREHOLDER PROPOSALS AND NOMINATIONS FOR ELECTION AS DIRECTORS

You may submit proposals for consideration at future annual shareholder meetings, including director nominations, as follows:

Shareholder proposals at the 2017 Annual Meeting of Shareholders

Our Bylaws establish procedures governing the eligibility of nominees for election to our Board, and the proposal of business to be considered by our shareholders at an Annual Meeting of Shareholders. For nominations or other business to be properly brought before an Annual Meeting of Shareholders by a shareholder, the shareholder must have given timely notice thereof in writing to our Corporate Secretary. To be timely, a shareholder's notice shall be delivered to our Corporate Secretary at our principal executive offices located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting of Shareholders; *provided, however*, that in the event the date of the Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 120th day prior to such Annual Meeting of Shareholders and not later than the close of business on the later of the 90th day prior to such Annual Meeting of Shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made. Adjournment of a meeting shall not commence a new time period for giving shareholder's notice as described above. Such shareholder's notice shall set forth:

(a) As to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities and Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 14a-11 thereunder, including such person's written consent to being named in our Proxy Statement as a nominee and to serve as a director if elected;

(b) As to any other business that the shareholder proposes to bring before the meeting, if the shareholder has not otherwise complied with the rules and regulations under the Exchange Act for the inclusion of a shareholder proposal in our Proxy Statement, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c) As to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

　(i) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner; and

　(ii) the class and number of Company shares which are owned beneficially and of record by such shareholder or beneficial owner.

The applicable time period for timely shareholder submissions pursuant to the above provisions for the 2017 Annual Meeting of Shareholders is January 19, 2017 (the 120th day preceding the anniversary of the 2016 Annual Meeting) to February 18, 2017 (the 90th day preceding such anniversary).

The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in the Bylaws and, if any proposed nomination or business is not in compliance with the Bylaws, to declare that such defective proposal shall be disregarded. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

Shareholder proposals to be included in next year's Proxy Statement

In addition to the foregoing section, we will comply with Rule 14a-8 under the Exchange Act with respect to any shareholder proposals that meet that rule's requirements. We will review shareholder proposals intended to be included in our Proxy Statement for the 2017 Annual Meeting of Shareholders which are received by us at our principal executive offices located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, no later than December 5, 2016. Such proposals must be submitted in writing and should be sent to the attention of our Corporate Secretary.

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, the proxies will be voted thereon at the discretion of the persons acting thereunder.

By Order of the Board of Directors

Michael B White

Michael B. White
Corporate Secretary

April 4, 2016

APPENDIX A

Certificate of Incorporation

ARTICLE V

Bylaws

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation by a majority vote of the entire Board at any regular or special meeting of the Board; provided, however that, notwithstanding anything contained in this Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to (i) alter, amend or repeal any provision of the Bylaws which is substantially identical to and/or implements the last sentence in Section 4 of Article IV, or Articles VI, VII (subject to the proviso at the end of this sentence) or VIII, of this Certificate of Incorporation, or (ii) alter, amend or repeal any provision of this proviso to Article V; further provided that, notwithstanding anything contained in this Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least 66.67% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to (i) alter, amend or repeal any provision of the Bylaws which is substantially identical to and/or implements the last sentence of Article VII of this Certificate of Incorporation, or (ii) alter, amend or repeal this further proviso to Article V.

ARTICLE VII.

Actions by Shareholders

Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders. Special meetings of shareholders of the Corporation may be called only by the Board pursuant to a resolution approved by a majority of the entire Board. Except as set forth in the final sentence of this Article VII, and N notwithstanding anything else contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article VII. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 66.67% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal the second and final sentences of this Article VII.

APPENDIX B

BYLAWS

ARTICLE VI.

Amendments

These Bylaws may be altered or repealed and Bylaws may be made at any annual meeting of shareholders or at any special meeting thereof if notice of the proposed alteration or repeal of Bylaws to be made be contained in the notice of such meeting, by the affirmative vote of the holders of a majority of the total voting power of all outstanding shares of the voting stock of the Corporation. These bylaws may also be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board of Directors, at any annual or regular meeting of the Board of Directors, or at any special meeting of the Board of Directors if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made,, be contained in the notice of such special meeting.

Notwithstanding anything contained in these Bylaws to the contrary, (i) the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Section 4, (subject to clause (ii) below) or 6 of Article II, Section 1, 2 or 3 of Article III, of these Bylaws, and (ii) notwithstanding the foregoing, the affirmative vote of the holders of at least 66.67% of the voting power of all of the shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal the first sentence of Section 4 of Article II of these Bylaws.

APPENDIX C

CERTIFICATE OF INCORPORATION

ARTICLE VII.

Actions by Shareholders

Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders. Special meetings of shareholders of the Corporation may be called only by the Board pursuant to a resolution approved by a majority of the entire Board, except as otherwise permitted by the Bylaws of the Corporation. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article VII.

APPENDIX D

BYLAWS

ARTICLE II.

Meetings of Shareholders

Section 1. Annual Meetings. Annual meetings of shareholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails so to determine the time, date and place of meeting, the annual meeting of shareholders shall be held at the principal executive office of the Corporation at 10:00 a.m. on the first Wednesday in May. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. The annual meeting may be adjourned by the chairman of the meeting from time to time and place to place. At any adjourned annual meeting the Corporation may transact any business which might have been transacted at the original annual meeting. The Board of Directors acting by resolution may postpone and reschedule any previously scheduled annual meeting of shareholders upon public notice or disclosure given prior to the date previously scheduled for such meeting of shareholders.

Section 2. Voting. Each shareholder who is entitled to vote pursuant to the terms of the Certificate of Incorporation and these Bylaws, or who is entitled to vote pursuant to the laws of the State of Delaware, shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. All elections for directors and all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

A complete list of the shareholders entitled to vote at any meeting of shareholders at which directors are to be elected, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

The CEO shall appoint three Inspectors of Election prior to each meeting of shareholders. Upon his or her appointment, each such Inspector shall take and sign an oath faithfully to execute the duties of Inspector at such meeting with strict impartiality and to the best of his or her ability. Such Inspectors shall determine the number of shares outstanding, the voting power of each such share, the number of shares present at the meeting and whether a quorum is present at such meeting. The Inspectors shall receive votes and ballots and shall determine all challenges and questions as to the right to vote and shall thereafter count and tabulate all votes and ballots and determine the result. Such Inspectors shall do such further acts as are proper to conduct the elections of directors and the vote on other matters with fairness to all shareholders. The Inspectors shall make a certificate of the results of the elections of directors and the vote on other matters. No Inspector shall be a candidate for election as a director of the Corporation nor shall any such candidate be appointed an Inspector.

Section 3. Quorum. Except as otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the presence, in person or by proxy, of shareholders holding a majority of the voting power of the outstanding stock of the Corporation shall constitute a quorum at all meetings of the shareholders. In case a quorum shall not be present at any meeting, a majority in interest of the shareholders entitled to vote thereat, present in person or by proxy or the chairman of the meeting, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present; provided, however, that if such adjournment is for more than thirty days, or if after such adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at

such adjourned meeting. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those shareholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof unless the Board of Directors shall have fixed a new record date for such adjournment or adjournments pursuant to Section 4 of Article V of these Bylaws.

Section 4. Special Meetings.

(A)   General.

Special meetings of shareholders may be called only by (i) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, or (ii) solely to the extent required by Section 4(B), the Secretary of the Corporation. Special meetings of shareholders may be held at such place, either within or without the State of Delaware, and at such time and date as shall be stated in the notice of the meeting. The special meeting may be adjourned by the chairman of the special meeting from time to tie and place to place. At any adjourned special meeting the Corporation may transact any business which might have been transacted at the original special meeting. The Board of Directors acting by resolution approved by a majority of the entire Board of Directors may postpone and reschedule any previously scheduled special meeting of shareholders upon public notice or disclosure given prior to the date previously scheduled for such meeting of shareholders.

(B)   Shareholder Requested Special Meetings.

(1)   Special meetings of the shareholders (each a "Shareholder Requested Special Meeting") shall be called by the Secretary upon the written request of a shareholder (or a group of shareholders formed for the purpose of making such request) who or which has held at least 25% Net Long Beneficial Ownership (as defined below) of the outstanding common stock of the Corporation continuously for at least 120 days as of the date of submission of the request (the "Requisite Percent"). Compliance by the requesting shareholder or group of shareholders with the requirements of this section and related provisions of these bylaws shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the shareholders.

"Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a shareholder's ownership of common stock of the Corporation, shall mean those shares of common stock of the Corporation as to which the shareholder in question possesses (x) the sole power to vote or direct the voting, (y) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (z) the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with clauses (x), (y) and (z) shall not include any shares (1) sold by such shareholder in any transaction that has not been settled or closed, (2) borrowed by such shareholder for any purposes or purchased by such shareholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of common stock of the Corporation or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such shareholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (B) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such shareholder.

(2)   A request for a Shareholder Requested Special Meeting must be signed by the Requisite Percent of the record holders (or their duly authorized agents) and be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested.

Such request shall (A) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting, (B) bear the date of signature of each shareholder (or duly authorized agent) signing the request, (C) include (w) the name and address, as they appear in the Corporation's stock ledger, of each shareholder signing such request (or on whose behalf the Shareholder

Special Meeting Request is signed), (x) the class, if applicable, and the number of shares of common stock of the Corporation that are owned of record and beneficially by each such shareholders, (y) documentary evidence of such shareholder's record and beneficial ownership of such stock and (z) a certification from each such shareholder that the shareholders signing the request in the aggregate satisfy the Net Long Beneficial Ownership requirement of these Bylaws, (D) set forth all information relating to each such shareholder (and if the matter proposed to be acted on at such special meeting involves the election of directors, each person whom the shareholder proposes to nominate for election) that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (E) describe any material interest of each such shareholder in the specific purpose or purposes of the meeting, and (F) include an acknowledgement by each shareholder and any duly authorized agent that any disposition of shares of common stock of the Corporation as to which such shareholder has Net Long Beneficial Ownership as of the date of delivery of the special meeting request and prior to the record date for the proposed meeting requested by such shareholder shall constitute a revocation of such request with respect to such shares. In addition, the shareholder and any duly authorized agent shall promptly provide any other information reasonably requested by the Corporation to allow it to satisfy its obligations under applicable law.

Any requesting shareholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation. If, following such revocation at any time before the date of the Shareholder Requested Special Meeting, the remaining requests are from shareholders holding in the aggregate less than the Requisite Percent, the Board of Directors, in its discretion, may cancel the Shareholder Requested Special Meeting.

(3)   Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting of shareholders if (A) the request for such special meeting does not comply with this Section 4(B), (B) the Board of Directors has called or calls an annual or special meeting of shareholders to be held not later than ninety (90) days after the date on which a valid request has been delivered to the Secretary (the "Delivery Date"), (C) the request is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (D) the request contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of shareholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (D) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (E) the request relates to an item of business that is not a proper subject for action by the shareholders of the Corporation under applicable law, or (F) the request was made in a manner that involved or would involve a violation of Regulation 14A under the Exchange Act or other applicable law.

(4)   Any Shareholder Requested Special Meeting shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any Shareholder Requested Special Meeting shall be not more than sixty (60) days after the record date for such meeting (the "Meeting Record Date"), which shall be fixed in accordance with Article V, Section 4 of these Bylaws, provided that, in no event shall the Meeting Record Date be more than twenty (20) days after the date on which a valid request for a Shareholder Requested Special Meeting, which complies with the requirements of this section and related provisions of these Bylaws, is delivered to the Secretary of the Corporation. In fixing a date and time for any Shareholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the special meeting and any plan of the Board of Directors to call an annual meeting or a special meeting.

(5)   Business transacted at any Shareholder Requested Special Meeting shall be limited to the purpose(s) stated in the request; provided, however, that nothing herein shall prohibit the Corporation from submitting additional matters to a vote of the shareholders at any Shareholder Requested Special Meeting.

Section 5. <u>Notice of Meetings</u>. Written notice, stating the place, date and time of any annual or special meeting of shareholders, and the general nature of the business to be considered thereat, shall be given to each shareholder entitled to vote at such meeting at his address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

Section 6. <u>Shareholder Action</u>. Any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders.

Section 7. <u>Chairman of a Meeting</u>. At each meeting of the shareholders the Chairman of the Board, or if he shall be absent therefrom, the President, or if he shall be absent therefrom, another officer of the Corporation chosen by the Board of Directors, shall act as chairman of the meeting or preside thereat.

Section 8.

(A)   <u>Annual Meetings of Shareholders.</u>

   (1)   <u>Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any shareholder of the Corporation who was a shareholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this By-Law.</u>

   (2)   <u>For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of paragraph (A)(1) of this By-Law, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "Exchange Act")~~ and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf of the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner.</u>

   (3)   <u>Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be</u>

<u>delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.</u>

(B)   <u>Special Meetings of Shareholders</u>. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) ~~provided that the Board of Directors has determined that directors shall be elected at such special meeting,~~ by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and <u>who (y) in the case of a special meeting of shareholders called pursuant to clause (i) of the first sentence of Section (4)(A) of Article II of these Bylaws,</u> complies with the notice procedures set forth in this By-Law<u>, or (z) in the case of a Shareholder Requested Special Meeting, complies with the requirements set forth in section 4(B) of Article II of these Bylaws.</u> In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if <u>(i) in the case of a special meeting of shareholders called pursuant to clause (i) of the first sentence of Section (4)(A) of Article II of these Bylaws,</u> the shareholder's notice required by paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting<u>, or (ii) in the case of a Shareholder Requested Special Meeting, the shareholder complies with the requirements set forth in Section 4(b) of Article II of these Bylaws.</u> In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

(C)   <u>General</u>.

(1)   Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. The Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal shall be disregarded.

(2)   For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(3)   Notwithstanding the foregoing provision of this By-Law, a shareholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights of (i) shareholders to request inclusion of the proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) the holders of any series of Preferred Stock to elect directors under specified circumstances.

APPENDIX E

Reconciliation of Non-GAAP Measures to GAAP

Reconciliation of Earnings Before Interest, Taxes, Depreciation, and Amortization (non-GAAP) to Net Income (Loss) (GAAP)

The non-GAAP measure of earnings before interest, taxes, depreciation, and amortization ("EBITDA") is calculated as net income (loss) before the following items: interest expense, income tax provision (benefit), and depreciation, depletion, and amortization expense. Management believes that, when presented in conjunction with

comparable GAAP measures, EBITDA is useful to investors in evaluating our operating performance. The table below presents reconciliations between the non-GAAP measure EBITDA to the GAAP measure of net income (loss) for the years ended December 31, 2015, 2014 and 2013 (in thousands).

	Year ended December 31,		
	2015	2014	2013
Net income (loss) (GAAP)	$ (86,968)	$ 17,824	$(25,130)
Interest expense, net of amount capitalized[1]	25,389	26,775	21,689
Income tax provision (benefit)	56,310	(5,240)	(9,795)
Depreciation, depletion, and amortization	112,585	112,173	82,366
EBITDA	$107,316	$151,532	$ 69,130

[1] On April 12, 2013, we completed an offering of $500 million in aggregate principal amount of our Senior Notes due May 1, 2021 (the "Notes"), and issued additional Notes in 2014 to fund one of our defined benefit pension plans. See *Note 6* of *Notes to Consolidated Financial Statements* in our Form 10-K for the calendar year ended December 31, 2015, for more information. The Notes bear interest at a rate of 6.875% per year from the date of original issuance or from the most recent payment date to which interest has been paid or provided for. Interest on the Notes is payable on May 1 and November 1 of each year, commencing November 1, 2013.

Reconciliation of Adjusted EBITDA (non-GAAP) to Net Income (Loss) (GAAP)

The non-GAAP measure of Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is calculated as net loss before the following items: interest expense, income tax provision, depreciation, depletion, and amortization expense, exploration expense, pre-development expense, acquisition costs, foreign exchange gains, gains on derivative contracts, provisional price gains, provisions for closed operations

expense, stock-based compensation, unrealized losses on investments, interest and other income, and loss on sale of investments. Management believes that, when presented in conjunction with comparable GAAP measures, Adjusted EBITDA is useful to investors in evaluating our operating performance. The following table reconciles net (loss) to Adjusted EBITDA (in thousands):

	Year Ended December 31, 2015
Net (loss)	$ (86,968)
Plus: Interest expense, net of amount capitalized	25,389
Plus: Income taxes	56,310
Plus: Depreciation, depletion and amortization	111,489
Plus: Exploration expense	17,745
Plus: Pre-development expense	4,213
Plus: Acquisition costs	2,162
(Less): Foreign exchange (gain)	(24,551)
Less: Gains on derivative contracts	(8,252)
(Less): Provisional price (gains)	(634)
Plus: Provision for closed operations and environmental matters	12,036
Plus: Stock-based compensation	5,425
Plus: Unrealized losses on investments	3,333
(Less): Other	(872)
Adjusted EBITDA	$116,825

Reconciliation of Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP)

The tables below present reconciliations between the non-GAAP measures of Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits to the GAAP measure of cost of sales and other direct production costs and depreciation, depletion and amortization for our operations for the year ended December 31, 2015 (in thousands, except costs per ounce and gold ounces produced).

Cash Cost, After By-product Credits is an important operating statistic that we utilize to measure each mine's operating performance. It also allows us to benchmark the performance of each of our mines versus those of our competitors. As a primary silver mining company, we also use the statistic on an aggregate basis - aggregating the Greens Creek, Lucky Friday and San Sebastian mines, but not Casa Berardi, which is a primary gold mine - to

compare our performance with that of other primary silver mining companies. Similarly, the statistic is useful in identifying acquisition and investment opportunities as it provides a common tool for measuring the financial performance of other mines with varying geologic, metallurgical and operating characteristics.

Cash Cost, Before By-product Credits include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes. By-product credits include revenues earned from all metals other than the primary metal produced at each unit. Cash Cost, After By-product Credits, per Ounce, provides management and investors an indication of operating cash flow, after consideration of the average price, received from production. Management also uses this measurement for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. Cash Cost, After By-product Credits, per Ounce is a measure developed by precious metals companies (including the Silver Institute) in an effort to provide a uniform standard for comparison purposes. There can be no assurance, however, that our reporting of this non-GAAP measure is the same as that reported by other mining companies.

The Casa Berardi section below reports Cash Cost, After By-product Credits, per Gold Ounce for the production of gold, its primary product, and by-product revenues earned from silver, which is a by-product at Casa Berardi. Only costs and ounces produced relating to units with the

same primary product are combined to represent Cash Cost, After By-product Credits, per Ounce. Thus, the gold produced at our Casa Berardi unit is not included as a by-product credit when calculating Cash Cost, After By-product Credits, per Silver Ounce for the total of Greens Creek, Lucky Friday and San Sebastian, our combined silver properties.

As depicted in the Total, Greens Creek, Lucky Friday and San Sebastian Unit tables below, by-product credits comprise an essential element of our silver unit cost structure distinguishing our silver operations due to the polymetallic nature of their orebodies. By-product credits included in our presentation of Cash Cost, After By-product Credits, per Silver Ounce include:

In thousands (except per ounce amounts)	Total, Greens Creek. Lucky Friday and San Sebastian Units		
	Year ended December 31,		
	2015	2014	2013
By-product value, all silver properties:			
Zinc	$ 87,383	$95,7016	$ 77,616
Gold	59,019	61,871	66,907
Lead	55,955	66,082	48,973
Total by-product credits	$202,357	$223,654	$193,496
By-product credits per silver ounce, all silver properties			
Zinc	$ 7.56	$ 8.65	$ 8.71
Gold	5.10	5.59	7.51
Lead	4.84	5.97	5.50
Total by-product credits	$ 17.50	$ 20.21	$ 21.72

By-product credits included in our presentation of Cash Cost, After By-product Credits, per Gold Ounce for our Casa Berardi Unit include:

In thousands (except per ounce amounts)	Casa Berardi Unit[3]		
	Year ended December 31,		
	2015	2014	2013
Silver by-product value	457	464	262
Silver by-product credits per gold ounce	3.57	3.62	4.19

Cost of sales and other direct production costs and depreciation, depletion and amortization is the most comparable financial measure calculated in accordance with GAAP to Cash Cost, After By-product Credits. The sum of the cost of sales and other direct production costs and depreciation, depletion and amortization for

our operating units in the tables below is presented in our Consolidated Statement of Operations and Comprehensive (Loss) (in thousands) included in our audited financial statements which are included in our Annual Report on Form 10-K for the calendar year ended December 31, 2015.

In thousands (except per ounce amounts)	Total, Greens Creek, Lucky Friday and San Sebastian Units		
	Year ended December 31,		
	2015	2014	2013
Cash Cost, Before By-product Credits[1]	$ 269,971	$ 276,842	$ 254,460
By-product credits	(202,357)	(223,654)	(193,496)
Cash Cost, After By-product Credits	67,614	53,188	60,964
Divided by silver ounces produced	11,562	11,065	8,907
Cash Cost, Before By-product Credits, per Silver Ounce	23.35	25.02	28.56
By-product credits per silver ounce	(17.50)	(20.21)	(21.72)
Cash Cost, After By-product Credits, per Silver Ounce	$ 5.85	$ 4.81	$ 6.84
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 67,614	$ 53,188	$ 60,964
Depreciation, depletion and amortization	67,815	72,936	63,098
Treatment costs	(80,239)	(82,639)	(76,823)
By-product credits	202,357	223,654	193,496
Change in product inventory	1,632	(1,649)	(246)
Reclamation and other costs	1,319	2,046	2,100
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ 260,498	$ 267,536	$ 242,589

In thousands (except per ounce amounts)	Greens Creek Unit		
	Year ended December 31,		
	2015	2014	2013
Cash Cost, Before by-Product Credits[1]	$ 196,443	$ 199,247	$ 203,496
By-product credits	(163,394)	(176,650)	(170,563)
Cash Cost, After By-product Credits	33,049	22,597	32,933
Divided by silver ounces produced	8,452	7,826	7,448
Cash Cost, Before By-product Credits, per Silver Ounce	23.24	25.46	27.32
By-product credits per silver ounce	(19.33)	(22.57)	(22.90)
Cash Cost, After By-product Credits, per Silver Ounce	$ 3.91	$ 2.89	$ 4.42
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 33,049	$ 22,597	$ 32,933
Depreciation, depletion and amortization	56,553	63,505	55,265
Treatment costs	(63,284)	(63,313)	(67,341)
By-product credits	163,394	176,650	170,563
Change in product inventory	4,222	(1,706)	(159)
Reclamation and other costs	1,342	1,949	1,947
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ 195,276	$ 199,682	$ 193,526

In thousands (except per ounce amounts)	Lucky Friday Unit		
	Year ended December 31,		
	2015	2014	2013
Cash Cost, Before By-product Credits[1]	$ 72,052	$ 77,595	$ 50,964
By-product credits	(38,035)	(47,004)	(22,933)
Cash Cost, After By-product Credits	34,017	30,591	28,031
Divided by silver ounces produced	3,028	3,239	1,459
Cash Cost, Before By-product Credits, per Silver Ounce	23.79	23.95	34.93
By-product credits per silver ounce	(12.56)	(14.51)	(15.72)
Cash Cost, After By-product Credits, per Silver Ounce	$ 11.23	$ 9.44	$ 19.21
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 34,017	$ 30,591	$ 28,031
Depreciation, depletion and amortization	11,262	9,431	7,833
Treatment costs	(16,915)	(19,326)	(9,482)
By-product credits	38,035	47,004	22,933
Change in product inventory	(1,154)	57	(405)
Reclamation and other costs	(23)	97	153
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ 65,222	$ 67,854	$ 49,063

In thousands (except per ounce amounts)	San Sebastian Unit[2]		
	Year ended December 31,		
	2015	2014	2013
Cash Cost, Before By-product Credits[1]	$ 1,476	$—	$—
By-product credits	(928)	—	—
Cash Cost, After By-product credits	548	—	—
Divided by silver ounces produced	82	—	—
Cash Cost, Before By-product Credits, per Silver Ounce	18.07	—	—
By-product credits per silver ounce	(11.36)	—	—
Cash Cost, After By-product Credits, per Silver Ounce	$ 6.71	$—	$—
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 548	$—	$—
Treatment costs	(40)	—	—
By-product credits	928	—	—
Change in product inventory	(1,436)	—	—
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ —	$—	$—

In thousands (except ounce and per ounce amounts)	Casa Berardi Unit[3]		
	Year ended December 31,		
	2015	2014	2013
Cash Cost, Before By-product Credits[1]	$ 99,129	$106,438	$59,717
By-product credits	(457)	(464)	(262)
Cash Cost, After by-product credits	98,672	105,974	59,455
Divided by gold ounces produced	127,891	128,244	62,532
Cash Cost, Before By-product Credits, per Gold Ounce	775.11	829.97	954.98
By-product credits per gold ounce	(3.57)	(3.62)	(4.19)
Cash Cost, After By-product Credits, per Gold Ounce	$ 771.54	$ 826.35	$950.79
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 98,672	$105,974	$59,455
Depreciation, depletion and amortization	43,674	38,198	18,030
Treatment costs	(670)	(564)	(268)
By-product credits	457	464	262
Change in product inventory	1,970	3,151	(3,766)
Reclamation and other costs	455	820	142
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$144,558	$148,043	$73,855

In thousands	Total, All Locations		
	Year ended December 31,		
	2015	2014	2013
Reconciliation to GAAP:			
Cash Cost, After By-product Credits	$ 166,286	$159,162	$120,419
Depreciation, depletion and amortization	111,489	111,134	81,128
Treatment costs	(80,909)	(83,203)	(77,092)
By-product credits	202,814	224,118	193,758
Change in product inventory	3,602	1,502	(4,012)
Reclamation and other costs	1,774	2,867	2,242
Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$ 405,056	$415,580	$316,443

[1] Includes all direct and indirect operating costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes, after by-product revenues earned from all metals other than the primary metal produced at each unit.

[2] Commercial production began at the San Sebastian unit in the fourth quarter of 2015. See the *San Sebastian Segment* section of our Form 10-K for the calendar year ended December 31, 2015 for further discussion.

[3] On June 1, 2013, we completed the acquisition of Aurizon Mines Ltd., which gave us 100% ownership of the Casa Berardi mine in Quebec, Canada. The information presented reflects our ownership of Casa Berardi commencing as of that date. See *Note 15 of Notes* to *Consolidated Financial Statements* in our Form 10-K for the calendar year ended December 31, 2015, for more information. The primary metal produced at Casa Berardi is gold, with a by-product credit for the value of silver production.


Spokane River
W Clarke Ave
W Main Ave
N Maple St
PEACEFUL VALLEY
W Main Ave
Spokane
River Park
W Riverside Ave
Northwest Museum of Art and Culture
Eclectic regional museum & historic home
W Riverside Ave
S Elm St
S Oak St
W 1st Ave
Martin Woldson Theater at the Fox
W 1st Ave
The Historic Davenport Hotel
Baby Bar
S Monroe St
S Adams St
S Madison St
S Wall St
W Pacific Ave
W Pacific Ave
S Poplar St
S Jefferson St
S Cedar St
W 2nd Ave
S Spruce St
Coeur D'Alene Park
S Chestnut St
W 3rd Ave
W Sunset Blvd
S Ash St
W 4th Ave
280A
W 5th Ave
W 5th Ave
S Monroe St
S Lincoln St
W 5th Ave
S Wall St
395
280
W 6th Ave
S Maple St
S Walnut St
W 6th Ave
S Adams St
S Jefferson
W 7th Ave
W 7th Ave
W 7th Ave

MEETING TO BE HELD AT:

Eric A. Johnston Auditorium
Northwest Museum Arts & Culture
2316 W. 1st Avenue
Spokane, Washington

For directions contact (509) 456-3931



JOHN H. BOWLES
July 9, 1945 – December 2, 2015

*"Warm memories of our friend
and colleague"*